            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 5, 2005
                                                     REGISTRATION NO. 333-115208
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _________________



                                 AMENDMENT NO. 5
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                _________________



                              I/OMAGIC CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                _________________

              NEVADA                                           33-0773180
  (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NO.)

                                      3572
                          (PRIMARY STANDARD INDUSTRIAL
                           CLASSIFICATION CODE NUMBER)

                                    4 MARCONI
                            IRVINE, CALIFORNIA 92618
                                 (949) 707-4800
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                _________________

                                  TONY SHAHBAZ
                             CHIEF EXECUTIVE OFFICER
                              I/OMAGIC CORPORATION
                                    4 MARCONI
                            IRVINE, CALIFORNIA 92618
                                 (949) 707-4800
                              (949) 707-4850 (FAX)
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                _________________

                        COPIES OF ALL CORRESPONDENCE TO:
                             LARRY A. CERUTTI, ESQ.
                              JOHN T. BRADLEY, ESQ.
                               RUTAN & TUCKER, LLP
                         611 ANTON BOULEVARD, 14TH FLOOR
                          COSTA MESA, CALIFORNIA 92626
                       (714) 641-5100 (714) 546-9035 (FAX)
                          WILLIAM MARK LEVINSON, ESQ.
                            S. ELIZABETH FOSTER, ESQ.
                      LUCE, FORWARD, HAMILTON & SCRIPPS LLP
                         777 SOUTH FIGUEROA, SUITE 3600
                          LOS ANGELES, CALIFORNIA 90017
                       (213) 892-4992 (213) 892-7731 (FAX)
                                _________________

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |_|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|
                                _________________

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED JULY 5, 2005



PROSPECTUS

                                1,000,000 SHARES

                                 [I/OMAGIC LOGO]

                                  COMMON STOCK

         This a public offering of 1,000,000 shares of our common stock. We are offering 700,000 shares and the selling stockholder is offering 300,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholder.



         Our common stock is quoted on the OTC Bulletin Board under the symbol "IOMG." On June 29, 2005, the last reported sale price of our common stock on the OTC Bulletin Board was $0.80 per share.



         INVESTING IN OUR SHARES OF COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR SOME OF THE FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                                           PER
                                                          SHARE         TOTAL
                                                       -----------   -----------
Price to the public                                    $             $
Underwriting discounts and commissions (1)             $             $
Proceeds to us, before expenses                        $             $
Proceeds to selling stockholder, before expenses       $             $

------------------

(1) We have agreed to pay Wedbush Morgan Securities Inc., the sole underwriter for this offering (the "Underwriter"), additional compensation as described in "Underwriting."

         We and the selling stockholder have granted the Underwriter a 45-day option to purchase up to an additional 150,000 shares of our common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         WEDBUSH MORGAN SECURITIES INC.

               THE DATE OF THIS PROSPECTUS IS ____________, 2005.

                               [ARTWORK TO FOLLOW]

                                          TABLE OF CONTENTS


                                                                                                PAGE
                                                                                                ----
Prospectus Summary                                                                                 1
Risk Factors                                                                                       6
Special Note Regarding Forward-Looking Statements                                                 15
Use of Proceeds                                                                                   16
Dividend Policy                                                                                   17
Price Range of Common Stock                                                                       18
Capitalization                                                                                    19
Dilution                                                                                          20
Selected Consolidated Historical Financial Data                                                   21
Management's Discussion and Analysis of Financial Condition and Results of Operations             23
Business                                                                                          49
Management                                                                                        67
Certain Relationships and Related Transactions                                                    75
Principal and Selling Stockholders                                                                77
Description of Capital Stock                                                                      78
Underwriting                                                                                      90
Legal Matters                                                                                     82
Experts                                                                                           83
Where You Can Find More Information                                                               83
                                          _________________


         IN DETERMINING WHETHER TO PURCHASE OUR SECURITIES IN THIS OFFERING, YOU SHOULD RELY ONLY ON
THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH
INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND
SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE THESE OFFERS AND SALES ARE
PERMITTED. THE INFORMATION IN THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS
OR THE DATE OF ANY SALE OF OUR COMMON STOCK UNDER THIS PROSPECTUS, IS ACCURATE ONLY ON THE DATE OF
THIS PROSPECTUS.


                                                 i

                              ABOUT THIS PROSPECTUS



         Unless otherwise indicated, the information in this prospectus assumes that:

         o        the Underwriter does not exercise its over-allotment option;
                  and



         o the public offering price of our common stock will be $0.80 per share, which is the last reported sale price of our common stock on the OTC Bulletin Board on June 29, 2005.


         We own or have rights to use all of the product names, brand names and trademarks that we use in conjunction with the sale of our products, including our I/OMagic(R), Digital Research Technologies(R) and Hi-Val(R) brand names and related logos, and our "MediaStation," "DataStation," Digital Photo Library(TM), EasyPrint(TM) and GigaBank(TM) product names. In addition, this prospectus refers to other product names, trade names and trademarks that are the property of their respective owners.

                               PROSPECTUS SUMMARY

         TO FULLY UNDERSTAND THIS OFFERING AND ITS CONSEQUENCES TO YOU, YOU SHOULD READ THE FOLLOWING SUMMARY ALONG WITH THE MORE DETAILED INFORMATION AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. IN THIS PROSPECTUS, THE WORDS "WE," "US," "OUR," "THE COMPANY" AND SIMILAR TERMS REFER TO I/OMAGIC CORPORATION TOGETHER WITH ITS SUBSIDIARY IOM HOLDINGS, INC.

                              I/OMAGIC CORPORATION


         We operate primarily in the data storage industry and, to a much lesser extent, we also sell digital entertainment and other products. We sell our products primarily in the United States and, to a much lesser extent, in Canada, together known as the North American retail marketplace. During 2004, sales generated within the United States accounted for approximately 98.2% of our net sales and sales generated within Canada accounted for approximately 1.8% of our net sales. For the years ended December 31, 2003 and 2002 sales generated within the United States accounted for approximately 98.5 % and 99.0%, respectively, of our net sales and sales generated within Canada accounted for approximately 1.5% and 1.0%, respectively, of our net sales. Our product offerings predominantly consist of optical data storage products and portable magnetic data storage products. Our optical data storage products include recordable compact disc, or CD, drives and recordable digital video or versatile disc, or DVD, drives. Our CD and DVD drives are primarily for use with personal computers, or PCs. Although we have sold various media in the past, such as floppy disks and CDs, we do not currently sell media products. Our portable magnetic data storage products, which we call our GigaBank(TM) products, consist of compact and portable universal serial bus, or USB, hard disk drives that plug into any standard USB port and that provide from 2.2 gigabytes, or 2,200 megabytes, to up to 100 gigabytes, or 100,000 megabytes, of storage capacity, depending on the user's operating system and other factors. We have designed our GigaBank(TM) products as cost-effective portable alternatives to flash media devices and standard hard disk drives. Our data storage products accounted for approximately 99% of our net sales for 2004. We also sell digital entertainment and other products, which accounted for only approximately 1% of our net sales for that period.

         For the years ended December 31, 2004 and 2003, we believe that we achieved the number three and one market shares, respectively, in both unit and dollar sales of "after-market" compact disc rewritable, or CD-RW, drives in North America. "After-market" products are products not built into a PC at the time of its initial purchase. We launched our dual-format recordable DVD drives in July 2003. We believe that we were able to achieve the number two market share in both unit and dollar sales of after-market recordable DVD drives in North America during 2004. We believe that the markets for DVD-based data storage products and for compact and portable magnetic data storage devices, such as our GigaBank(TM) products, will experience significant growth over the next few years and that we are in a position to benefit from this growth in terms of sales and market share. We believe that the markets for DVD-based data storage products and for compact and portable data storage devices, such as our GigaBank(TM) data storage products, will experience significant growth over the next few years and that we are in a position to benefit from this growth in terms of sales and market share. However, we have experienced a total of approximately $28.9 million in aggregate losses for the years 2000 through 2004 and as of March 31, 2005 we had an accumulated deficit of approximately $24.2 million. If we are unable to achieve and maintain profitability, our position as a market leader in the data storage industry may be jeopardized or lost. See "Risk Factors."

         We sell our products through computer, consumer electronics and office supply superstores and other major North American retailers, including Best Buy, Best Buy Canada, Circuit City, CompUSA, Fred Meyer Stores, Microcenter, Office Depot, RadioShack, Staples, and Target. We sell our products in over 10,000 retail locations throughout North America. Our retailers collectively operate retail locations throughout North America. We also have relationships with other retailers, catalog companies and Internet retailers such as Buy.com, Dell, PC Mall and Tiger Direct. Although we sell our products to a number of retailers, we rely on a small number of retailers for the vast majority of our sales. During 2004, six retailers accounted for 84% of our net sales. During the first three months of 2005, six retailers accounted for 84% of our net sales. The loss of, or significant decrease in sales to, any one of our significant retailers would adversely affect our net sales and could seriously harm our business. See "Risk Factors."

         We market our products primarily under one brand name. Our primary brand name is I/OMagic(R). We also, from time to time, market products under our Hi-Val(R) and Digital Research Technologies(R) brand names. We sell our data storage products primarily under our I/OMagic(R) brand name, bundling various hardware devices with different software applications to meet different consumer needs.

MARKET OPPORTUNITY

         Storing, managing, protecting, retrieving and transferring data has become critical to individuals and businesses due to their increasing dependence on and participation in data-intensive activities. The data storage industry is growing in response to the needs of individuals and businesses to store, manage, protect, retrieve and transfer increasing amounts of data resulting from:

         o the growth in the number of PCs, and the increase in the number, size and complexity of computer networks and software programs;

         o the emergence and development of new data-intensive activities, such as e-mail and e-commerce, and the increasing availability of products and services over the Internet, together with the rise in bandwidth available to access and download data from over the Internet; and

         o the existence and availability of increasing amounts of digital entertainment data, such as music, movie, photographic, video gaming and other multi-media data.

         We believe that the following factors, among others, are driving and will continue to drive growth in the data storage and digital entertainment industries:

         o INCREASED DATA-INTENSIVE USE OF THE INTERNET. As individuals and businesses continue to increase their data-intensive use of the Internet for communications, commerce and data retrieval, the corresponding need to utilize data storage devices for the storage, management, protection, retrieval and transfer of data -- especially high-capacity, cost-effective data storage devices -- will continue to grow. Increasing bandwidth allows faster data transfer rates over the Internet and makes use of the Internet for data-intensive activities more convenient and cost-effective.

         o GROWTH IN NEW TYPES OF DATA. The growth in new types of data such as music, photographic, movie, and video gaming data, including high-resolution audio and video data, requires far greater storage capacity than traditional PC text data. We believe that individual consumers and businesses increasingly depend on their abilities to store, manage, protect, retrieve and transfer these types of data using data storage devices.

         o GROWTH IN THE CRITICAL IMPORTANCE OF DATA. Business databases contain information about customers, suppliers, competitors and industry trends that may be analyzed and potentially transformed into a valuable asset and a competitive advantage. Efficiently storing, managing, protecting, retrieving and transferring this information has become increasingly important to the success of many businesses.

         o DECREASE IN THE COST OF STORING DATA. The cost of data storage on magnetic, optical and solid state media continues to decrease with advances in technology and improved manufacturing processes. This decrease in cost encourages and enables individuals and businesses to purchase more data storage media and devices.

         o CONVERGENCE OF TECHNOLOGIES. Product offerings are beginning to embody the convergence of data storage and digital entertainment playback technologies. For instance, a digital video recorder, or DVR, can operate as the primary tool for storage, management, protection, retrieval and transfer of traditional PC data as well as digital entertainment data such as music, photos, movies, video games and other multi-media.

         We believe that the factors listed above, among others, are driving and will continue to drive growth in the major product categories of the data storage and digital entertainment industries. These major product categories include data storage devices for traditional PC data and digital entertainment data, as well as digital photography products and digital audio products.

OUR STRATEGY


         Our primary goal is to remain a leading provider of optical data storage products and to expand our market share of portable magnetic data storage products. Our business strategy to achieve this goal includes the following elements:

         o CONTINUE TO DEVELOP AND SOLIDIFY OUR NORTH AMERICAN RETAIL NETWORK. We have developed, and plan to continue to develop and solidify, close working relationships with leading North American computer, consumer electronic and office supply superstores and other retailers. These retailers carry many of the products that we sell. As we offer both new and enhanced data storage, digital entertainment and other products, we intend to continue to utilize our existing relationships with these retailers to offer and sell these products to consumers.

         o CONTINUE TO DEVELOP AND EXPAND OUR STRATEGIC SUBCONTRACT AND SUPPLY RELATIONSHIPS. We have developed, and plan to continue to develop and expand, strategic relationships with subcontract manufacturers and suppliers, such as Behavior Tech Computer Corp. and Lung Hwa Electronics Co, Ltd. in Asia. These relationships allow us to enhance our product offerings and benefit from these subcontract manufacturers' and suppliers' continued development of new and improved data storage, digital entertainment and other products. Some of these relationships are particularly strong because some of our subcontract manufacturers and suppliers are also our stockholders. We plan to continue to develop and explore other subcontract manufacturer and supplier relationships as well. By continuing to subcontract manufacture and source our products, we intend to continue to increase our operating leverage by delivering products incorporating new technology without having to make the substantial investment in, or having to incur the fixed costs associated with product development and manufacturing in an industry characterized by rapid product innovation and obsolescence.

         o CONTINUE TO DEVELOP AND OFFER HIGH VALUE PRODUCTS. We intend to continue to work in conjunction with our retailers, subcontract manufacturers and suppliers to enhance existing products and develop new products to satisfy consumer demands and preferences. We believe that our target consumers seek high value products that combine performance, functionality and reliability at prices competitive with other leading products offered in the marketplace. We believe that our core competencies such as our ability to efficiently bring to market newly developed products and enhanced products and to efficiently manage our product supply chain will enable us to enhance our products and offer new products in a cost-effective and timely manner. We intend to continue to focus on high value product offerings by promoting and offering our products that are affordable alternatives to higher-priced products offered by some of our competitors.

         o EXPAND INTO NEW SALES CHANNELS. We plan to expand our market penetration beyond our existing retailers into new sales channels to include corporate and government procurers, value-added resellers and value-added distributors. In addition, through our company websites located at http://www.iomagic.com, http://www.dr-tech.com and http://www.hival.com, we plan to increase sales of our products over the Internet by continuing to offer select products for direct purchase by consumers, conduct special promotions and offer downloads to existing and potential purchasers of our products.

         o MARKET PRODUCTS TO OUR EXISTING CONSUMER BASE. We intend to market new, enhanced and current products to existing purchasers of our products. We also believe that existing users of our products can be an important source of referrals for potential new purchasers of our products.


                              CORPORATE INFORMATION

         Our principal executive offices are located at 4 Marconi, Irvine, California 92618. Our telephone number is (949) 707-4800. Our Internet addresses are http://www.iomagic.com, http://www.dr-tech.com and http://www.hival.com. Information contained on, or that is accessible through, our websites should not be considered to be part of this prospectus.

                                  THE OFFERING

         Common stock offered by us:       700,000 shares

         Common stock offered by the
            selling stockholder:           300,000 shares

         Common stock to be outstanding
            after this offering:           5,229,672 shares


         Use of proceeds:                  At the assumed offering price of
                                           $0.80 per share, which was the last
                                           reported sale price of our common
                                           stock on the OTC Bulletin Board on
                                           June 29, 2005, we do not anticipate
                                           receiving any net cash proceeds as a
                                           result of this offering. We expect
                                           additional offering expenses of
                                           approximately $900,000 in excess of
                                           the gross proceeds that we expect to
                                           receive from this offering. In the
                                           event that we do receive net proceeds
                                           from this offering after paying all
                                           offering expenses, we intend to use
                                           those proceeds for general corporate
                                           purposes, including working capital,
                                           for expansion of our sales of new and
                                           existing products into additional
                                           sales channels and, potentially, for
                                           strategic acquisitions. See "Use of
                                           Proceeds."

         OTC Bulletin Board symbol:        IOMG


         The number of shares of common stock that will be outstanding upon the completion of this offering is based on the 4,529,672 shares outstanding as of June 29, 2005, and excludes the following:


         o 121,950 shares of common stock issuable upon exercise of outstanding options issued by us under our 2002 Stock Option Plan, at a weighted average exercise price of $3.67 per share;

         o 411,384 shares of common stock reserved for future issuance upon exercise of stock options that may be granted under our 2002 and 2003 Stock Option Plans;


         o 20,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.00 per share; and

         o up to 115,000 shares of common stock reserved for future issuance upon exercise of the Underwriter's warrant to be issued to the Underwriter in connection with this offering.

         You should read the discussion under "Management -- Stock Option Plans" for additional information about our 2002 and 2003 Stock Option Plans.

         Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the Underwriter may over-allot in connection with the offering and may bid for, and purchase, shares of our common stock in the open market. For a description of these activities, see "Underwriting."

         In connection with this offering, the Underwriter and its affiliates may engage in passive market-making transactions in our common stock in accordance with Rule 103 of Regulation M. See "Underwriting."

              SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION


         The following financial information should be read in conjunction with the consolidated audited financial statements and the notes to those statements beginning on page F-1 of this prospectus, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet data at December 31, 2004 and 2003 are derived from, and are qualified in their entirety by reference to, the consolidated audited financial statements beginning on page F-1 of this prospectus. The consolidated statements of operations data with respect to the years ended December 31, 2001 and 2000 and the consolidated balance sheet data at December 31, 2001 and 2000 are derived from, and are qualified in their entirety by reference to, our audited financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2005 and 2004 and the consolidated balance sheet data at March 31, 2005 and 2004 are derived from, and are qualified in their entirety by reference to, our unaudited consolidated financial statements beginning on page F-1 of this prospectus. The historical results that appear below are not necessarily indicative of results to be expected for any future periods.

                                 THREE MONTHS ENDED
                                      MARCH 31,                                   YEAR ENDED DECEMBER 31,
                             ---------------------------   -------------------------------------------------------------------------
                                                2004                          2003           2002           2001           2000
                                 2005       (AS RESTATED)      2004       (AS RESTATED)  (AS RESTATED)  (AS RESTATED)  (AS RESTATED)
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
CONSOLIDATED STATEMENTS OF
   OPERATIONS DATA:
Net sales                    $  9,036,812   $ 15,473,519   $ 44,396,551   $ 63,587,454   $ 80,952,712   $ 68,112,311   $ 61,048,101
Cost of sales                   8,454,880     13,218,254     41,418,750     54,643,371     73,564,456     61,951,641     53,126,489
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Gross profit                      581,932      2,255,265      2,977,801      8,944,083      7,388,256      6,160,670      7,921,612
Operating expenses              1,670,239      2,055,742     10,881,017      9,236,912     10,022,445     10,180,839     10,126,111
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Income (loss) from operations  (1,088,308)       199,513     (7,903,216)      (292,829)    (2,634,189)    (4,020,169)    (2,204,499)
Total other income (expense)      (68,984)       (51,727)      (151,116)      (194,337)    (5,525,033)      (376,431)    (4,963,286)
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Income (loss) from operations
   before income taxes         (1,157,291)       147,796     (8,054,332)      (487,166)    (8,159,222)    (4,396,600)    (7,167,785)
Income tax (benefit) expense           --          3,088          2,532        (27,148)       685,372        981,266       (999,600)
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Net income (loss)            $ (1,157,291)  $    144,708   $ (8,056,864)  $   (460,018)  $ (8,844,594)  $ (5,377,866)  $ (6,168,185)
                             ============   ============   ============   ============   ============   ============   ============
Basic earnings (loss) per
   share                     $      (0.26)  $       0.03   $      (1.78)  $      (0.10)  $      (1.95)  $      (1.19)  $      (2.35)
                             ============   ============   ============   ============   ============   ============   ============
Diluted earnings (loss) per
   share                     $      (0.26)  $       0.03   $      (1.78)  $      (0.10)  $      (1.95)  $      (1.19)  $      (2.35)
                             ============   ============   ============   ============   ============   ============   ============
Weighted-average shares
   outstanding, basic           4,529,672      4,529,672      4,529,672      4,529,672      4,528,894      4,528,341      2,629,894
                             ============   ============   ============   ============   ============   ============   ============
Weighted-average shares
   outstanding, diluted         4,529,672      4,594,047      4,529,672      4,529,672      4,528,894      4,528,341      2,629,894
                             ============   ============   ============   ============   ============   ============   ============
CONSOLIDATED BALANCE
   SHEET DATA:
Cash and cash equivalents    $  1,658,446   $  5,422,934   $  3,587,807   $  4,005,705   $  5,138,111   $  4,423,623   $  3,502,546
Working capital                 6,447,501     11,363,282      7,527,474     11,051,270     11,524,146     19,272,671     22,402,110
Total assets                   24,677,333     32,000,826     27,466,743     40,112,792     41,757,969     54,925,501     53,098,438
Stockholders' equity            7,204,675     16,563,540      8,361,967     16,418,832     16,962,536     17,848,830     23,222,971
Redeemable convertible
   preferred stock           $         --   $         --   $         --   $         --   $         --   $  9,000,000   $  9,000,000
                             ============   ============   ============   ============   ============   ============   ============


         No cash dividends on our common stock were declared during any of the periods presented above.

         Various factors materially affect the comparability of the information presented in the above table. These factors relate primarily to the acquisition of the assets of Hi-Val, Inc. and Digital Research Technologies. Each of the years ended December 31, 2003, 2002, 2001 and 2000 were significantly affected by our acquisition of IOM Holdings, Inc. in December 2000. IOM Holdings, Inc. acquired the assets of Hi-Val, Inc. in March 2000 and the assets of Digital Research Technologies in November 2000. In addition, certain years were affected by management's decisions regarding income tax expense or benefit. See "Selected Consolidated Historical Financial Data."

                                  RISK FACTORS

         THE FOLLOWING DISCUSSION SUMMARIZES MATERIAL RISKS WHICH YOU SHOULD CAREFULLY CONSIDER BEFORE YOU DECIDE TO BUY OUR COMMON STOCK IN THIS OFFERING. ANY OF THE FOLLOWING RISKS, IF THEY ACTUALLY OCCUR, WOULD LIKELY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

                          RISKS RELATED TO OUR BUSINESS


   IF WE CONTINUE TO SUSTAIN LOSSES, WE WILL BE IN VIOLATION OF THE GMAC COMMERCIAL FINANCE COVENANT AND WE MAY BE UNABLE TO BORROW FUNDS TO PURCHASE INVENTORY, TO SUSTAIN OR EXPAND OUR CURRENT SALES VOLUME AND TO FUND OUR DAY-TO-DAY OPERATIONS.


      Our credit facility with GMAC Commercial Finance has one covenant which requires us to have a fixed charge coverage ratio of at least 1.2 to 1.0 for the three months ended June 30, 2005 and the six months ended September 30, 2005. The ratio becomes 1.5 to 1.0 for the nine months ended December 31, 2005, for the twelve month period ending March 31, 2006 and for each twelve month period ending on the end of each calendar quarter thereafter. We have been in violation of this financial covenant in the past and may be in violation of this financial covenant in the future. If we are unable to attain the financial covenant ratios, then GMAC Commercial Finance has the option to immediately terminate the line of credit and the unpaid principal balance and all accrued interest on the unpaid balance will then be immediately due and payable. If the loan were to be called and we were unable to obtain alternative financing, we would lack adequate funds to acquire inventory in amounts sufficient to sustain or expand our current sales operation. In addition, we would be unable to fund our day-to-day operations.



   WE HAVE INCURRED SIGNIFICANT LOSSES IN THE PAST, AND WE MAY CONTINUE TO INCUR SIGNIFICANT LOSSES IN THE FUTURE. IF WE CONTINUE TO INCUR LOSSES, WE WILL EXPERIENCE NEGATIVE CASH FLOW WHICH MAY HAMPER CURRENT OPERATIONS AND MAY PREVENT US FROM EXPANDING OUR BUSINESS.


         We have incurred net losses in each of the last five years and for the quarter ended March 31, 2005. As of March 31, 2005, we had an accumulated deficit of approximately $24.2 million. During 2004, 2003, 2002, 2001, 2000 and the quarter ended March 31, 2005, we incurred net losses in the amounts of approximately $8.1 million, $460,000, $8.8 million, $5.4 million, $6.2 million and $1.2 million, respectively. Historically, we have relied upon cash from operations and financing activities to fund all of the cash requirements of our business. If our extended period of net losses continues, this will result in negative cash flow and may hamper current operations and may prevent us from expanding our business. We cannot assure you that we will attain, sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve, sustain or increase profitability, our business will be adversely affected and our stock price may decline.



   WE HAVE IDENTIFIED MATERIAL WEAKNESSES IN OUR DISCLOSURE CONTROLS AND PROCEDURES. OUR BUSINESS AND STOCK PRICE MAY BE ADVERSELY AFFECTED IF WE DO NOT REMEDIATE THESE MATERIAL WEAKNESSES OR IF WE HAVE OTHER MATERIAL WEAKNESSES IN OUR DISCLOSURE CONTROLS AND PROCEDURES.


         Following their evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that certain material weaknesses in our disclosure controls and procedures existed as of December 31, 2004 and as of March 31, 2005. As a result of these material weaknesses, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2004 and as of March 31, 2005. The existence of one or more material weaknesses in our disclosure controls and procedures could result in errors in our financial statements and substantial costs and resources may be required to rectify these material weaknesses. If we are unable to produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed.

   WE DEPEND ON A SMALL NUMBER OF RETAILERS FOR THE VAST MAJORITY OF OUR SALES. A REDUCTION IN BUSINESS FROM ANY OF THESE RETAILERS COULD CAUSE A SIGNIFICANT DECLINE IN OUR SALES AND PROFITABILITY.


         The vast majority of our sales are generated from a small number of retailers. During the first three months of 2005, net sales to our three largest retailers, Staples, CompUSA and Office Depot represented approximately 40%, 25% and 20%, respectively, or an aggregate of approximately 85%, of our total net sales. During 2004, net sales to our five largest retailers, Staples, Circuit City, Best Buy, Office Depot and CompUSA represented approximately 32%, 17%, 11%, 10% and 10%, respectively, or an aggregate of approximately 80%, of our total net sales. We expect that we will continue to depend upon a small number of retailers for a significant majority of our sales for the foreseeable future.


         Our agreements with these retailers do not require them to purchase any specified number of products or dollar amount of sales or to make any purchases whatsoever. Therefore, we cannot assure you that, in any future period, our sales generated from these retailers, individually or in the aggregate, will equal or exceed historical levels. We also cannot assure you that, if sales to any of these retailers cease or decline, we will be able to replace these sales with sales to either existing or new retailers in a timely manner, or at all. A cessation or reduction of sales, or a decrease in the prices of products sold to one or more of these retailers has significantly reduced our net sales for one or more reporting periods in the past and could, in the future, cause a significant decline in our net sales and profitability.

   OUR LACK OF LONG-TERM PURCHASE ORDERS AND COMMITMENTS COULD LEAD TO A RAPID DECLINE IN OUR SALES AND PROFITABILITY.


         All of our significant retailers issue purchase orders solely in their own discretion, often only one to two weeks before the requested date of shipment. Our retailers are generally able to cancel orders or delay the delivery of products on short notice. In addition, our retailers may decide not to purchase products from us for any reason. Accordingly, we cannot assure you that any of our current retailers will continue to purchase our products in the future. As a result, our sales volume and profitability could decline rapidly with little or no warning whatsoever. For example, in 2004, our sales to Best Buy decreased 73% from $18.2 million in 2003 to $5.0 million in 2004. In addition, in 2004, we had no sales to OfficeMax, as compared to $6.3 million in 2003 and $19.9 million in 2002. These significant declines in sales to Best Buy and OfficeMax were two of the primary reasons for the 30% decline in net sales for 2004 as compared to 2003.


         We cannot rely on long-term purchase orders or commitments to protect us from the negative financial effects of a decline in demand for our products. The limited certainty of product orders can make it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Moreover, our expense levels are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. Furthermore, because we depend on a small number of retailers for the vast majority of our sales, the magnitude of the ramifications of these risks, is greater than if our sales were less concentrated within a small number of retailers. As a result of our lack of long-term purchase orders and purchase commitments we may experience a rapid decline in our sales and profitability.

   ONE OR MORE OF OUR LARGEST RETAILERS MAY DIRECTLY IMPORT OR PRIVATE LABEL PRODUCTS THAT ARE IDENTICAL OR VERY SIMILAR TO OUR PRODUCTS. THIS COULD CAUSE A SIGNIFICANT DECLINE IN OUR SALES AND PROFITABILITY.


         Optical data storage products and digital entertainment products are widely available from manufacturers and other suppliers around the world. Our retailers have included Best Buy, Circuit City, CompUSA, Office Depot, Radio Shack and Staples. Sales to these six retailers collectively accounted for 84% of our net sales for 2004 for the first quarter of 2005. Each of these retailers has substantially greater resources than we do, and has the ability to directly import or private-label data storage and digital entertainment products from manufacturers and other suppliers around the world, including from some of our own subcontract manufacturers and suppliers. For example, Best Buy, our largest retailer, already has a private label program and sells certain products that compete with some of our products. We did not have any sales to Best Buy in the first three months of 2005, representing a decrease of 100% from $2.8 million in the first three months of 2004. We believe that this decrease reflects, at least in part, Best Buy's increased sales of private label products that compete with products that we sell. Our retailers may believe that higher profit margins can be achieved if they implement a direct import or private-label program, excluding us from the sales channel. Accordingly, one or more of our largest retailers may stop buying products from us in favor of a direct import or private-label program. As a consequence, our sales and profitability could decline significantly.


   HISTORICALLY, A SUBSTANTIAL PORTION OF OUR ASSETS HAVE BEEN COMPRISED OF ACCOUNTS RECEIVABLE REPRESENTING AMOUNTS OWED BY A SMALL NUMBER OF RETAILERS. WE EXPECT THIS TO CONTINUE IN THE FUTURE. IF ANY OF THESE RETAILERS FAILS TO TIMELY PAY US AMOUNTS OWED, WE COULD SUFFER A SIGNIFICANT DECLINE IN CASH FLOW AND LIQUIDITY WHICH, IN TURN, COULD CAUSE US TO BE UNABLE PAY OUR LIABILITIES AND PURCHASE AN ADEQUATE AMOUNT OF INVENTORY TO SUSTAIN OR EXPAND OUR CURRENT SALES VOLUME.


         Our accounts receivable represented 53% and 46% of our total assets as of December 31, 2004 and 2003, respectively. As of March 31, 2005, 83% of our accounts receivable represented amounts owed by three retailers, each of whom represented over 10% of the total amount of our accounts receivable. Similarly, as of December 31, 2004, 73% of our accounts receivable represented amounts owed by two retailers, each of whom represented over 10% of the total amount of our accounts receivable. As a result of the substantial amount and concentration of our accounts receivable, if any of our major retailers fails to timely pay us amounts owed, we could suffer a significant decline in cash flow and liquidity which would negatively affect our ability to make payments under our line of credit with GMAC Commercial Finance and which, in turn, could adversely affect our ability to borrow funds to purchase inventory to sustain or expand our current sales volume. Accordingly, if any of our major retailers fails to timely pay us amounts owed, our sales and profitability may decline.


   WE RELY HEAVILY ON OUR CHIEF EXECUTIVE OFFICER, TONY SHAHBAZ. THE LOSS OF HIS SERVICES COULD ADVERSELY AFFECT OUR ABILITY TO SOURCE PRODUCTS FROM OUR KEY SUPPLIERS AND OUR ABILITY TO SELL OUR PRODUCTS TO OUR RETAILERS.


         Our success depends, to a significant extent, upon the continued services of Tony Shahbaz, who is our Chairman of the Board, President, Chief Executive Officer and Secretary. For example, Mr. Shahbaz has developed key personal relationships with our suppliers and retailers, including with our subcontract manufacturers. We greatly rely on these relationships in the conduct of our operations and the execution of our business strategies. Mr. Shahbaz and some of these subcontract manufacturers and suppliers have acquired interests in business entities that own shares of our common stock. Further, some of these manufacturers also directly hold shares of our common stock. See "Certain Relationships and Related Transactions." The loss of Mr. Shahbaz could, therefore, result in the loss of our favorable relationships with one or more of our subcontract manufacturers or suppliers. Although we have entered into an employment agreement with Mr. Shahbaz, that agreement is of limited duration and is subject to early termination by Mr. Shahbaz under certain circumstances. In addition, we do not maintain "key person" life insurance covering Mr. Shahbaz or any other executive officer. The loss of Mr. Shahbaz could significantly delay or prevent the achievement of our business objectives. Consequently, the loss of Mr. Shahbaz could adversely affect our business, financial condition and results of operations.


   THE HIGH CONCENTRATION OF OUR SALES WITHIN THE DATA STORAGE INDUSTRY COULD RESULT IN A SIGNIFICANT REDUCTION IN NET SALES AND NEGATIVELY AFFECT OUR EARNINGS IF DEMAND FOR THOSE PRODUCTS DECLINES.


         Sales of our data storage products accounted for approximately 99% of our net sales in the first three months of 2005 and in the year 2004. Except for our digital entertainment and other products, which accounted for only approximately 1% of our net sales in the first three months of 2005 and in the year 2004, we have not diversified our product categories outside of the data storage industry. We expect data storage products to continue to account for the vast majority of our net sales for the foreseeable future. As a result, our net sales and profitability would be significantly and adversely impacted by a downturn in the demand for data storage products.


   IF WE FAIL TO ACCURATELY FORECAST THE COSTS OF OUR PRODUCT REBATE OR OTHER PROMOTIONAL PROGRAMS, WE MAY EXPERIENCE A SIGNIFICANT DECLINE IN CASH FLOW AND OUR BRAND IMAGE MAY BE ADVERSELY AFFECTED RESULTING IN REDUCED SALES AND PROFITABILITY.

         We rely heavily on product rebates and other promotional programs to establish, maintain and increase sales of our products. If we fail to accurately forecast the costs of these programs, we may fail to allocate sufficient resources to these programs. For example, we may fail to have sufficient funds available to satisfy mail-in product rebates. If we are unable to satisfy our promotional obligations, such as providing cash rebates to consumers, our brand image and goodwill with consumers and retailers would be harmed, which may result in reduced sales and profitability. In addition, our failure to adequately forecast the costs of these programs may result in unexpected liabilities causing a significant decline in cash flow and capital resources with which to operate our business.

   OUR TWO PRINCIPAL SUBCONTRACT MANUFACTURERS PROVIDE US WITH SIGNIFICANTLY PREFERENTIAL TRADE CREDIT TERMS. IF EITHER OF THESE MANUFACTURERS DOES NOT CONTINUE TO OFFER US SUBSTANTIALLY THE SAME PREFERENTIAL CREDIT TERMS, OUR SALES AND PROFITABILITY WOULD DECLINE SIGNIFICANTLY.


         Lung Hwa Electronics and Behavior Tech Computer Corp., our two principal subcontract manufacturers and suppliers, provide us with significantly preferential trade credit terms. These terms include extended payment terms, substantial trade lines of credit and other preferential buying arrangements. We believe that these terms are substantially better terms than we could likely obtain from other subcontract manufacturers or suppliers. In fact, we believe that our trade credit facility with Lung Hwa Electronics is likely unique and could not be replaced through a relationship with an unrelated third party. If either of these subcontract manufacturers and suppliers does not continue to offer us substantially the same preferential trade credit terms, our ability to finance inventory purchases would be harmed, resulting in significantly reduced sales and profitability. In addition, we would incur additional financing costs associated with shorter payment terms which would also cause our profitability to decline. See "Certain Relationships and Related Transactions."

   THE DATA STORAGE INDUSTRY IS EXTREMELY COMPETITIVE. ALL OF OUR SIGNIFICANT COMPETITORS HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN WE DO, AND ONE OR MORE OF THESE COMPETITORS COULD USE THEIR GREATER RESOURCES TO GAIN MARKET SHARE AT OUR EXPENSE.

         The data storage industry is extremely competitive. All of our significant competitors in the data storage industry, including BenQ, Hewlett-Packard, Lite-On, Memorex, Philips Electronics, Samsung Electronics, Sony and TDK have substantially greater production, financial, research and development, intellectual property, personnel and marketing resources than we do. As a result, each of these companies could compete more aggressively and sustain that competition over a longer period of time than we could. Our lack of resources relative to all of our significant competitors may cause us to fail to anticipate or respond adequately to technological developments and changing consumer demands and preferences, or may cause us to experience significant delays in obtaining or introducing new or enhanced products. These failures or delays could reduce our competitiveness and cause a decline in our market share and sales.

   DATA STORAGE PRODUCTS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGES. IF WE FAIL TO ACCURATELY ANTICIPATE AND ADAPT TO THESE CHANGES, THE PRODUCTS WE SELL WILL BECOME OBSOLETE, CAUSING A DECLINE IN OUR SALES AND PROFITABILITY.

         Data storage products are subject to rapid technological changes which often cause product obsolescence. Companies within the data storage industry are continuously developing new products with heightened performance and functionality. This puts pricing pressure on existing products and constantly threatens to make them, or causes them to be, obsolete. Our typical product life cycle is extremely short and ranges from only three to twelve months, generating lower average selling prices as the cycle matures. If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than we anticipated. In addition, if we fail to accurately anticipate the introduction of new technologies, we may be unable to compete effectively due to our failure to offer products most demanded by the marketplace. If any of these failures occur, our sales, profit margins and profitability will be adversely affected.


   IF WE FAIL TO SELECT HIGH TURNOVER PRODUCTS FOR OUR CONSIGNMENT SALES CHANNELS, OUR FINANCING COSTS MAY EXCEED TARGETED LEVELS, WE MAY BE UNABLE TO FUND ADDITIONAL PURCHASES OF INVENTORY AND WE MAY BE FORCED TO REDUCE PRICES AND ACCEPT LOWER MARGINS TO SELL CONSIGNED PRODUCTS, WHICH WOULD CAUSE OUR SALES, PROFITABILITY AND FINANCIAL RESOURCES TO DECLINE.

         We retain most risks of ownership of products in our consignment sales channels. These products remain our inventory until their resale by our retailers. The turnover frequency of our inventory on consignment is critical to generating regular cash flow in amounts necessary to keep financing costs to targeted levels and to purchase additional inventory. If this inventory turnover is not sufficiently frequent, our financing costs may exceed targeted levels and we may be unable to generate regular cash flow in amounts necessary to purchase additional inventory to meet the demand for other products. In addition, as a result of our products' short life-cycles, which generate lower average selling prices as the cycles mature, low inventory turnover levels may force us to reduce prices and accept lower margins to sell consigned products. As of March 31, 2005 and December 31, 2004, we carried and financed inventory valued at approximately $3.6 million and $2.9 million, respectively, in our consignment sales channels. Sales generated through consignment sales were approximately 38% and 32%, respectively, of our total net sales for the three months ended March 31, 2005 and for the year ended December 31, 2004. If we fail to select high turnover products for our consignment sales channels, our sales, profitability and financial resources may decline.


   OUR INDEMNIFICATION OBLIGATIONS TO OUR RETAILERS FOR PRODUCT DEFECTS COULD REQUIRE US TO PAY SUBSTANTIAL DAMAGES, WHICH COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR PROFITABILITY AND FINANCIAL RESOURCES.

         A number of our agreements with our retailers provide that we will defend, indemnify and hold them, and their customers, harmless from damages and costs that arise from product warranty claims or from claims for injury or damage resulting from defects in our products. If such claims are asserted against us, our insurance coverage may not be adequate to cover the costs associated with our defense of those claims or the cost of any resulting liability we incur if those claims are successful. A successful claim brought against us for product defects that is in excess of, or excluded from, our insurance coverage could adversely affect our profitability and financial resources and could make it difficult or impossible for us to adequately fund our day-to-day operations.

   IF WE ARE SUBJECTED TO ONE OR MORE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, OUR SALES, EARNINGS AND FINANCIAL RESOURCES MAY BE ADVERSELY AFFECTED.

         Our products rely on intellectual property developed, owned or licensed by third parties. From time to time, intellectual property infringement claims have been asserted against us. We expect to continue to be subjected to such claims in the future. Intellectual property infringement claims may also be asserted against our retailers as a result of selling our products. As a consequence, our retailers could assert indemnification claims against us. If any third party is successful in asserting an infringement claim against us, we could be required to acquire licenses, which may not be available on commercially reasonable terms, if at all, to discontinue selling certain products to pay substantial monetary damages or to develop non-infringing technologies, none of which may be feasible. Both infringement and indemnification claims could be time-consuming and costly to defend or settle and would divert management's attention and our resources away from our business. In addition, we may lack sufficient litigation defense resources, therefore any one of these developments could place substantial financial and administrative burdens on us and our sales and earnings may be adversely affected.

   IF WE FAIL TO SUCCESSFULLY MANAGE THE EXPANSION OF OUR BUSINESS, OUR SALES MAY NOT INCREASE COMMENSURATELY WITH OUR CAPITAL INVESTMENTS, WHICH WOULD CAUSE OUR PROFITABILITY TO DECLINE.


         We plan to offer new data storage and digital entertainment products in the future. In particular, we plan to offer additional DVD-based products and additional products in our line of GigaBank(TM) products, as well as products with heightened performance and added functionality. We also plan to offer a next-generation DVD-based product, such as Blu-ray DVD or HD-DVD, depending on which of these competing formats we believe is most likely to prevail in the marketplace. These planned product offerings will require significant investments of capital and management's close attention. In offering new digital entertainment products, our resources and personnel are likely to be strained because we have little experience in the digital entertainment industry.

         Our failure to successfully manage our planned product expansion could result in our sales not increasing commensurately with our capital investments, causing a decline in our profitability.


   A SIGNIFICANT PRODUCT DEFECT OR PRODUCT RECALL COULD MATERIALLY AND ADVERSELY AFFECT OUR BRAND IMAGE, CAUSING A DECLINE IN OUR SALES, AND COULD REDUCE OR DEPLETE OUR FINANCIAL RESOURCES.

         A significant product defect could materially harm our brand image and could force us to conduct a product recall. This could result in damage to our relationships with our retailers and loss of consumer loyalty. Because we are a small company, a product recall would be particularly harmful to us because we have limited financial and administrative resources to effectively manage a product recall and it would detract management's attention from implementing our core business strategies. As a result, a significant product defect or product recall could materially and adversely affect our brand image, causing a decline in our sales, and could reduce or deplete our financial resources.

   IF OUR PRODUCTS ARE NOT AMONG THE FIRST-TO-MARKET, OR IF CONSUMERS DO NOT RESPOND FAVORABLY TO EITHER OUR NEW OR ENHANCED PRODUCTS, OUR SALES AND EARNINGS WILL DECLINE.


         One of our core business strategies is to be among the first-to-market with new and enhanced products based on established technologies. We believe that our I/OMagic(R) brand is perceived by the retailers and end-users of our products as among the leaders in the data storage industry. We also believe that these retailers and end-users view products offered under our I/OMagic(R) brand as embodying newly established technologies or technological enhancements. For instance, in introducing new and enhanced optical data storage products and portable magnetic data storage devices such as our GigaBank(TM) products, we seek to be among the first-to-market, offering heightened product performance such as faster data recordation and access speeds. If our products are not among the first-to-market, our competitors may gain market share at our expense, which would decrease our net sales and earnings.

         As a consequence of this core strategy, we are exposed to consumer rejection of our new and enhanced products to a greater degree than if we offered products later in their industry life cycles. For example, our anticipated future sales are largely dependent on future consumer demand for DVD-based products displacing current consumer demand for CD-based products as well as increasing demand for portable magnetic data storage devices such as our GigaBank(TM) products. Accordingly, future sales and any future profits from DVD-based products and our GigaBank(TM) line of products are substantially dependent upon widespread consumer acceptance of DVD-based products and portable data storage devices. If this widespread consumer acceptance of DVD-based products and our GigaBank(TM) products does not occur, or is delayed, our sales and earnings will be adversely affected.


   A LABOR STRIKE OR CONGESTION AT A SHIPPING PORT AT WHICH OUR PRODUCTS ARE SHIPPED OR RECEIVED COULD PREVENT US FROM TAKING TIMELY DELIVERY OF INVENTORY, WHICH COULD CAUSE OUR SALES AND PROFITABILITY TO DECLINE.


         From time to time, shipping ports experience labor strikes, work stoppages or congestion which delay the delivery of imported products. The port of Long Beach, California, through which most of our products are imported from Asia, experienced a labor strike in September 2002 which lasted nearly two weeks. As a result, there was a significant disruption in our ability to deliver products to our retailers, which caused our sales to decline. Any future labor strike, work stoppage or congestion at a shipping port at which our products are shipped or received would prevent us from taking timely delivery of inventory and cause our sales to decline. In addition, many of our retailers impose penalties for both early and late product deliveries, which could result in significant additional costs to us. In the event of a similar labor strike or work stoppage in the future, or in the event of congestion, in order to meet our delivery obligations to our retailers and avoid penalties for missed delivery dates, we may be required to arrange for alternative means of product shipment, such as air freight, which could add significantly to our product costs. We would typically be unable to pass these extra costs along to either our retailers or to consumers. Also, because the average selling prices of our products decline, often rapidly, during their short product life cycles, delayed delivery of products could yield significantly less than expected sales and profits.


   FAILURE TO ADEQUATELY PROTECT OUR TRADEMARK RIGHTS COULD CAUSE US TO LOSE MARKET SHARE AND CAUSE OUR SALES TO DECLINE.


         We sell our products primarily under our I/OMagic(R) brand name and, from time to time, also sell products under our Digital Research Technologies(R) and Hi-Val(R) brand names. Each of these trademarks has been registered by us with the United States Patent & Trademark Office. We also sell products under various product names such as "MediaStation," "DataStation," Digital Photo Library(TM), EasyPrint(TM) and GigaBank(TM). One of our key business strategies is to use our brand and product names to successfully compete in the data storage industry. We have expended significant resources promoting our brand and product names and we have registered trademarks for our three brand names. However, we cannot assure you that the registration of our brand name trademarks, or our other actions to protect our non-registered product names, will deter or prevent their unauthorized use by others. We also cannot assure you that other companies, including our competitors, will not use our product names. If other companies, including our competitors, use our brand or product names, consumer confusion could result, meaning that consumers may not recognize us as the source of our products. This would reduce the value of goodwill associated with these brand and product names. This consumer confusion and the resulting reduction in goodwill could cause us to lose market share and cause our sales to decline.


   CONSUMER ACCEPTANCE OF ALTERNATIVE SALES CHANNELS MAY INCREASE. IF WE ARE UNABLE TO ADAPT TO THESE ALTERNATIVE SALES CHANNELS, SALES OF OUR PRODUCTS MAY DECLINE.


         We are accustomed to conducting business through traditional retail sales channels. Consumers purchase our products predominantly through a small number of retailers. For example, during the first three months of 2005, six of our retailers accounted for 99% of our total net sales. Similarly, during 2004, five of our retailers accounted for 80% of our total net sales. We currently generate only a small number of direct sales of our products through our Internet websites. We believe that many of our target consumers are knowledgeable about technology and comfortable with the use of the Internet for product purchases. Consumers may increasingly prefer alternative sales channels, such as direct mail order or direct purchase from manufacturers. In addition, Internet commerce is becoming increasingly accepted by consumers as a convenient, secure and cost-effective method of purchasing data storage and digital entertainment products. The migration of consumer purchasing habits from traditional retailers to Internet retailers could have a significant impact on our ability to sell our products. We cannot assure you that we will be able to predict and respond to increasing consumer preference of alternative sales channels. If we are unable to adapt to alternative sales channels, sales of our products may decline.


   OUR OPERATIONS ARE VULNERABLE BECAUSE WE HAVE LIMITED REDUNDANCY AND BACKUP SYSTEMS.

         Our internal order, inventory and product data management system is an electronic system through which our retailers place orders for our products and through which we manage product pricing, shipment, returns and other matters. This system's continued and uninterrupted performance is critical to our day-to-day business operations. Despite our precautions, unanticipated interruptions in our computer and telecommunications systems have, in the past, caused problems or stoppages in this electronic system. These interruptions, and resulting problems, could occur in the future. We have extremely limited ability and personnel to process purchase orders and manage product pricing and other matters in any manner other than through this electronic system. Any interruption or delay in the operation of this electronic system could cause a significant decline in our sales and profitability.

                         RISKS RELATED TO THIS OFFERING


   OUR STOCK PRICE IS HIGHLY VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES OF OUR COMMON STOCK AND IN LITIGATION AGAINST US.

         The market price of our common stock has fluctuated significantly in the past and may continue to fluctuate significantly in the future. During the first three months of 2005, the high and low closing bid prices of a share of our common stock were $3.75 and $1.74, respectively. During 2004, the high and low closing bid prices of a share of our common stock were $4.50 and $3.00, respectively. The market price of our common stock may continue to fluctuate in response to one or more of the following factors, many of which are beyond our control:

         o        changes in market valuations of similar companies;
         o        stock market price and volume fluctuations generally;
         o economic conditions specific to the data storage or digital entertainment products industries;
         o announcements by us or our competitors of new or enhanced products or technologies or of significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;
         o the loss of one or more of our top retailers or the cancellation or postponement of orders from any of those retailers;
         o delays in our introduction of new products or technological innovations or problems in the functioning of these new products or innovations;
         o disputes or litigation concerning our rights to use third parties' intellectual property or third parties' infringement of our intellectual property;
         o changes in our pricing policies or the pricing policies of our competitors;
         o changes in foreign currency exchange rates affecting our product costs and pricing;
         o        regulatory developments or increased enforcement;
         o        fluctuations in our quarterly or annual operating results;
         o        additions or departures of key personnel; and
         o        future sales of our common stock or other securities.

         The price at which you purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you.


         In the past, securities class action litigation has often been brought against a company following periods of stock price volatility. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and our resources from our business. Any of the risks described above could have an adverse effect on our business, financial condition and results of operations and therefore on the price of our common stock.

   OUR COMMON STOCK HAS A SMALL PUBLIC FLOAT AND SHARES OF OUR COMMON STOCK ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DROP, EVEN IF OUR BUSINESS IS DOING WELL.


         As of June 29, 2005, there were approximately 4.5 million shares of our common stock outstanding. As a group, our executive officers, directors and 10% shareholders beneficially own approximately 3.5 million of these shares. Accordingly, our common stock has a public float of approximately 1.0 million shares held by a relatively small number of public investors. After this offering, we will have approximately 5.2 million shares of common stock outstanding. Of these shares, approximately 2.0 million shares will be freely tradable without restriction or further registration under federal or state securities laws, including the 1.0 million shares sold in this offering, unless purchased by our affiliates. In addition, we have a registration statement on Form S-8 in effect covering 133,334 shares of common stock issuable upon exercise of options under our 2002 Stock Option Plan and a registration statement on Form S-8 in effect covering 400,000 shares of common stock issuable upon exercise of options under our 2003 Stock Option Plan. Currently, options covering 121,950 shares of common stock are outstanding under our 2002 Stock Option Plan and no options are outstanding under our 2003 Stock Option Plan. The shares of common stock issued upon exercise of these options will be freely tradable without restriction or further registration, except to the extent purchased by one of our affiliates.

         We cannot predict the effect, if any, that future sales of shares of our common stock into the public market will have on the market price of our common stock. However, as a result of our small public float, sales of substantial amounts of common stock, including shares issued upon the exercise of stock options or warrants, or an anticipation that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

   OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING, INCLUDING THE ABILITY TO APPLY THE PROCEEDS TO USES THAT DO NOT INCREASE OUR OPERATING RESULTS, SALES, REVENUES OR MARKET VALUE.

         Our management will have considerable discretion in the application of the net proceeds of this offering. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our results of operations, sales, revenues or market value. Prior to being used in our business, the net proceeds of this offering may be placed in investments that do not produce income or that lose value. The failure to apply these funds effectively could impair our business, financial condition and results of operations, and could decrease the market value of our common stock.

   IF OUR SHARES ARE NOT LISTED ON THE NASDAQ SMALLCAP MARKET, AN ACTIVE MARKET IN OUR COMMON STOCK IS LESS LIKELY TO DEVELOP AND TRADING IN OUR COMMON STOCK MAY REMAIN SUBJECT TO "PENNY STOCK" RULES.

         This offering is intended primarily to assist us in maintaining our satisfaction of the requirement for listing on The Nasdaq SmallCap Market that we have and continue to maintain 300 round lot holders of our common stock. We do not currently satisfy all of the requirements for listing on The Nasdaq SmallCap Market. In particular, shares of our common stock have not attained the required $4.00 minimum bid price per share. There can be no assurance that our shares will be listed on The Nasdaq SmallCap Market upon consummation of this offering, or ever. In the event our shares are not listed on The Nasdaq SmallCap Market, our shares will continue to trade on the OTC Bulletin Board. If our shares are not listed on The Nasdaq SmallCap Market, an active market in our common stock is less likely to develop and we may remain subject to the "penny stock" rules, both of which may make it difficult for you to sell shares of our common stock.


   IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.



         As a group, our executive officers, directors, and 10% stockholders beneficially own or control approximately 75% of our outstanding shares of common stock (after giving effect to the exercise of all outstanding vested options exercisable within 60 days from June 29, 2005). As a result, our executive officers, directors, and 10% stockholders, acting as a group, have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, or any other significant corporate transaction. Some of these controlling stockholders may have interests different than yours. For example, these stockholders may delay or prevent a change in control of I/OMagic, even one that would benefit our stockholders, or pursue strategies that are different from the wishes of other investors. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.



   OUR ARTICLES OF INCORPORATION, OUR BYLAWS AND NEVADA LAW EACH CONTAIN PROVISIONS THAT COULD DISCOURAGE TRANSACTIONS RESULTING IN A CHANGE IN CONTROL OF I/OMAGIC, WHICH MAY NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         Our articles of incorporation and our bylaws contain provisions that may enable our board of directors to discourage, delay or prevent a change in the ownership of I/OMagic or in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. These provisions include the following:

         o our board of directors is authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;
         o our stockholders are permitted to remove members of our board of directors only upon the vote of at least two-thirds of the outstanding shares of stock entitled to vote at a meeting called for such purpose or by written consent; and
         o our board of directors are expressly authorized to make, alter or repeal our bylaws.

         In addition, we may be subject to the restrictions contained in Sections 78.378 through 78.3793 of the Nevada Revised Statutes which provide, subject to certain exceptions and conditions, that if a person acquires a "controlling interest," which is equal to either one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power of a corporation, that person is an "interested stockholder" and may not vote that person's shares. The effect of these restrictions may be to discourage, delay or prevent a change in control of I/OMagic.

   WE CANNOT ASSURE YOU THAT AN ACTIVE MARKET FOR OUR SHARES OF COMMON STOCK WILL DEVELOP OR, IF IT DOES DEVELOP, WILL BE MAINTAINED IN THE FUTURE. IF AN ACTIVE MARKET DOES NOT DEVELOP, YOU MAY NOT BE ABLE TO READILY SELL YOUR SHARES OF OUR COMMON STOCK.

         On March 25, 1996, our common stock commenced trading on the OTC Bulletin Board. Since that time, there has been limited trading in our shares, at widely varying prices, and the trading to date has not created an active market for our shares. We cannot assure you that an active market for our shares will be established or maintained in the future, whether as a result of this offering or otherwise. If an active market is not established or maintained, you may not be able to readily sell your shares of our common stock.

   BECAUSE WE ARE SUBJECT TO "PENNY STOCK" RULES, THE LEVEL OF TRADING ACTIVITY IN OUR COMMON STOCK MAY BE REDUCED. IF THE LEVEL OF TRADING ACTIVITY IS REDUCED, YOU MAY NOT BE ABLE TO READILY SELL YOUR SHARES OF OUR COMMON STOCK.

         Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks are, generally, equity securities with a price of less than $5.00 per share that trade on the OTC Bulletin Board or the Pink Sheets. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in investing in the penny stock market. The broker-dealer also must provide the prospective investor with current bid and offer quotations for the penny stock and the amount of compensation to be paid to the broker-dealer and its salespeople in the transaction. Furthermore, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and must provide each holder of penny stock with a monthly account statement showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell penny stocks to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the prospective investor and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in a penny stock, such as our common stock, and investors in our common stock may find it difficult to sell their shares.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements, including statements concerning future conditions in the data storage and digital entertainment industries, and concerning our future business, financial condition, operating strategies, and operational and legal risks. We use words like "believe," "expect," "may," "will," "could," "seek," "estimate," "continue," "anticipate," "intend," "future," "plan" or variations of those terms and other similar expressions, including their use in the negative, to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as to our expectations as of the date of this prospectus. These forward-looking statements are subject to a number of risks and uncertainties, including those identified under "Risk Factors" and elsewhere in this prospectus. Although we believe that the expectations reflected in these forward-looking statements are reasonable, actual conditions in the data storage and digital entertainment industries, and actual conditions and results in our business, could differ materially from those expressed in these forward-looking statements. In addition, none of the events anticipated in the forward-looking statements may actually occur. Any of these different outcomes could cause the price of our common stock to decline substantially. Except as required by law, we undertake no duty to update any forward-looking statement after the date of this prospectus, either to conform any statement to reflect actual results or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS


         At the assumed offering price of $0.80 per share, which was the closing price of our common stock on the OTC Bulletin Board on June 29, 2005, we do not anticipate receiving any net cash proceeds as a result of this offering. We expect additional offering expenses of approximately $900,000 in excess of the gross proceeds that we expect to receive from this offering after deducting the underwriting discounts and commissions and estimated offering expenses described in "Underwriting -- Commissions and Expenses." In the event that the Underwriter exercises its over-allotment option in full, we expect aggregate additional offering expenses of approximately $800,000 in excess of the gross proceeds that we expect to receive from this offering. We will not receive any of the proceeds from the sale of shares of our common stock in this offering by the selling stockholder.


         This offering is intended primarily to assist us in maintaining our satisfaction of the requirement for listing on The Nasdaq SmallCap Market that we have and continue to maintain 300 round lot holders of our common stock. A qualifying round lot holder is a stockholder who owns at least 100 shares of our common stock. Upon consummation of this offering, we believe that we will satisfy all requirements for initial listing on The Nasdaq SmallCap Market, as set forth below, except that shares of our common stock have not attained the required $4.00 minimum bid price per share and our board of directors is not comprised of a majority of independent directors. The requirements for initial listing on The Nasdaq SmallCap Market are:



         o stockholders' equity of at least $5.0 million, market value of listed securities of at least $50.0 million or net income from continuing operations (in the latest fiscal year or two of the last three fiscal years) of at least $750,000; upon completion of this offering, based on our capitalization as of March 31, 2005, our stockholders' equity will be approximately $6.3 million, the market value of our listed securities will be approximately $4.2 million and our net losses from continuing operations in 2004, 2003 and 2002 were approximately $8.1 million, $460,000 and $8.8 million, respectively;


         o publicly held shares, defined as total shares outstanding less any shares held by officers, directors or beneficial owners of 10% or more of total shares outstanding, in an amount equal to at least 1.0 million shares; upon completion of this offering, our publicly held shares will be approximately 2.0 million shares;

         o        market value of publicly held shares of at least $5.0 million;
                  upon completion of this offering, the market value of our publicly held shares will be approximately $4.2 million;


         o minimum bid price of at least $4.00 per share; as of June 29, 2005, the closing bid price for shares of our common stock on the OTC Bulletin Board was $0.85 per share;

         o round lot shareholders in an amount equal to at least 300; as of June 29, 2005, we believe that we had in excess of 300 round lot shareholders;

         o at least three market makers; as of June 29, 2005, at least three market makers made a market in shares of our common stock;

         o operating history of at least one year or market value of listed securities of at least $50.0 million; we have an operating history in excess of one year; and

         o satisfaction of Nasdaq's corporate governance requirements; we believe we currently satisfy all of Nasdaq's corporate governance requirements, except that our board of directors is not comprised of a majority of independent directors.

         We intend to submit an application to list our common stock for trading on The Nasdaq SmallCap Market in the event that shares of our common stock attain this minimum bid price and we satisfy all other listing requirements at that time. There can be no assurance that we will satisfy any of the requirements for listing on The Nasdaq SmallCap Market upon consummation of this offering or ever.

         In the event that we do receive net proceeds from this offering after paying all offering expenses, we intend to use those proceeds for general corporate purposes, including working capital, for expansion of our sales of new and existing products into additional sales channels and, potentially, for strategic acquisitions. Management will have broad discretion in the allocation of the net proceeds among working capital and other general corporate purposes. In addition, if suitable opportunities are available, we may use a portion of the net proceeds currently intended for working capital for the acquisition of, or investment in, other companies or other assets that are complementary to our business. As of the date of this prospectus, we have no understandings, commitments or agreements relating to any potential business acquisitions or investments.

         Pending these uses, we intend to invest the net proceeds of this offering in short-term, high-grade interest-bearing securities, certificates of deposit, or direct or guaranteed U.S. government obligations.

                                 DIVIDEND POLICY

         We have not declared or paid any cash dividends on our capital stock in the past, and we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our business loan agreement with United National Bank, described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," restricts the payment of dividends without the bank's consent.

         We will pay dividends on our common stock only if and when declared by our board of directors. The board of director's ability to declare a dividend is subject to restrictions imposed by Nevada law. In determining whether to declare dividends, the board of directors will consider these restrictions as well as our financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant.

                           PRICE RANGE OF COMMON STOCK

         Our common stock has been traded on the OTC Bulletin Board under the symbol "IOMG" since December 20, 2002. From March 25, 1996 until December 19, 2002, our common stock traded on the OTC Bulletin Board under the symbol "IOMC." The table below shows, for each fiscal quarter indicated, the high and low closing bid prices for shares of our common stock. This information has been obtained from the OTC Bulletin Board. The prices shown reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. The prices listed below and elsewhere within this prospectus reflect the one-for-fifteen reverse split of our common stock effected December 20, 2002.



                                                           HIGH         LOW
                                                        ---------   ----------
YEAR ENDED DECEMBER 31, 2003
      First Quarter                                     $   8.50     $   3.50
      Second Quarter                                        8.00         3.50
      Third Quarter                                         6.50         5.00
      Fourth Quarter                                        6.25         3.80
YEAR ENDED DECEMBER 31, 2004
      First Quarter                                     $   4.20     $   3.00
      Second Quarter                                        4.50         3.45
      Third Quarter                                         4.45         3.50
      Fourth Quarter                                        3.60         3.00
YEAR ENDING DECEMBER 31, 2005
      First Quarter                                     $   3.75     $   1.74
      Second Quarter (through June 29, 2005)                1.80         0.75

         As of June 29, 2005, we had 4,529,672 shares of common stock outstanding held of record by approximately 70 shareholders. These holders of record include depositories that hold shares of stock for brokerage firms which, in turn, hold shares of stock for numerous beneficial owners. On June 29, 2005, the last reported sale price of our common stock on the OTC Bulletin Board was $0.80 per share.

                                 CAPITALIZATION



         The following table sets forth our capitalization as of March 31, 2005 and as adjusted to reflect the sale by us of 700,000 shares of common stock in this offering and the application of the estimated net proceeds assuming an offering price of $0.80 per share, which was the last reported sale price of our common stock on the OTC Bulletin Board on June 29, 2005, after deducting underwriting discounts and commissions and estimated offering expenses. The information in the table below is qualified in its entirety by, and should be read in conjunction with, our consolidated audited and unaudited financial statements and related notes beginning on page F-1 of this prospectus. The following table assumes that the Underwriter does not exercise its over-allotment option and excludes the following shares:


         o 121,950 shares of common stock issuable upon exercise of outstanding options issued by us under our 2002 Stock Option Plan at a weighted average exercise price of $3.67 per share;

         o 411,384 shares of common stock reserved for future issuance upon exercise of stock options that may be granted under our 2002 and 2003 Stock Option Plans;


         o 20,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.00 per share; and

         o up to 115,000 shares of common stock reserved for future issuance upon exercise of the Underwriter's warrant to be issued to the Underwriter in connection with this offering.



                                                                                            MARCH 31, 2005
                                                                                     -----------------------------
                                                                                        ACTUAL         AS ADJUSTED
                                                                                     ------------      -----------
                                                                                              (UNAUDITED)
Cash and cash equivalents                                                            $  1,658,446      $ 1,779,246
                                                                                     ------------      -----------
Stockholders' equity:
      Preferred stock, $.001 par value per share, 10,000,000 shares authorized;
         no shares issued and outstanding, actual; and no shares issued and outstanding,
         as adjusted                                                                           --               --
      Common stock, $.001 par value per share, 100,000,000 shares authorized;
         4,529,672 shares issued and outstanding, actual; and 5,229,672 shares
         issued and outstanding, as adjusted                                                4,530            5,230
      Additional paid-in capital                                                       31,557,988       30,653,088
      Treasury stock, 13,493 shares, at cost                                             (126,014)        (126,014)
      Accumulated deficit                                                             (24,231,829)     (24,231,829)
                                                                                     ------------      -----------
            Total stockholders' equity                                               $  7,204,675      $ 6,300,475
                                                                                     ------------      -----------
                  Total capitalization                                               $  7,204,675      $ 6,300,475
                                                                                     ============      ===========

                                    DILUTION


      Purchasers of our common stock offered by this prospectus will suffer an immediate increase in net tangible book value per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2005. An increase in net tangible book value per share represents the excess of the net tangible book value per share of our common stock immediately after this offering over the amount per share paid by purchasers of our common stock in this offering.

      Our net tangible book value as of March 31, 2005 was approximately $6.7 million, or approximately $1.48 per share of common stock. After giving effect to the sale by us of 700,000 shares of common stock in this offering at an assumed offering price of $0.80 per share, the last reported sale price of our common stock on the OTC Bulletin Board on June 29, 2005, and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 29, 2005 would have been approximately $5.8 million, or $1.11 per share. This represents an immediate decrease in net tangible book value of $0.37 per share of common stock to existing stockholders and an immediate increase of $0.31 per share to purchasers of common stock in this offering.

Assumed public offering price per share                                                         $ 0.80
      Net tangible book value per share as of March 31, 2005                          $  1.48
      Decrease in net tangible book value per share attributable to new investors     $  0.37
                                                                                      -------
Pro Forma Net tangible book value per share as of March 31, 2005,
      after giving effect to this offering                                                      $ 1.11
                                                                                                 ------

Increase in net tangible book value per share to new investors                                  $ 0.31
                                                                                                =======


         The above information does not take into account dilution to new investors that could occur upon the issuance of additional shares of our common stock in the future. It also excludes shares of our common stock issuable upon exercise of outstanding stock options and warrants, as well as shares of our common stock reserved for future issuance under our stock option plans.

                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA


         The following financial information should be read in conjunction with the consolidated audited financial statements and the notes to those statements beginning on page F-1 of this prospectus, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet data at December 31, 2004 and 2003 are derived from, and are qualified in their entirety by reference to, the consolidated audited financial statements beginning on page F-1 of this prospectus. The consolidated statements of operations data with respect to the years ended December 31, 2001 and 2000 and the consolidated balance sheet data at December 31, 2001 and 2000 are derived from, and are qualified in their entirety by reference to, our audited financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2005 and 2004 and the consolidated balance sheet data at March 31, 2005 and 2004 are derived from, and are qualified in their entirety by reference to, our unaudited consolidated financial statements beginning on page F-1 of this prospectus. The historical results that appear below are not necessarily indicative of results to be expected for any future periods.

                                 THREE MONTHS ENDED
                                      MARCH 31,                                   YEAR ENDED DECEMBER 31,
                             ---------------------------   -------------------------------------------------------------------------
                                                2004                          2003           2002           2001           2000
                                 2005       (AS RESTATED)      2004       (AS RESTATED)  (AS RESTATED)  (AS RESTATED)  (AS RESTATED)
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
CONSOLIDATED STATEMENTS OF
   OPERATIONS DATA:
Net sales                    $  9,036,812   $ 15,473,519   $ 44,396,551   $ 63,587,454   $ 80,952,712   $ 68,112,311   $ 61,048,101
Cost of sales                   8,454,880     13,218,254     41,418,750     54,643,371     73,564,456     61,951,641     53,126,489
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Gross profit                      581,932      2,255,265      2,977,801      8,944,083      7,388,256      6,160,670      7,921,612
Operating expenses              1,670,239      2,055,742     10,881,017      9,236,912     10,022,445     10,180,839     10,126,111
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Income (loss) from operations  (1,088,308)       199,513     (7,903,216)      (292,829)    (2,634,189)    (4,020,169)    (2,204,499)
Total other income (expense)      (68,984)       (51,727)      (151,116)      (194,337)    (5,525,033)      (376,431)    (4,963,286)
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Income (loss) from operations
   before income taxes         (1,157,291)       147,796     (8,054,332)      (487,166)    (8,159,222)    (4,396,600)    (7,167,785)
Income tax (benefit) expense           --          3,088          2,532        (27,148)       685,372        981,266       (999,600)
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Net income (loss)            $ (1,157,291)  $    144,708   $ (8,056,864)  $   (460,018)  $ (8,844,594)  $ (5,377,866)  $ (6,168,185)
                             ============   ============   ============   ============   ============   ============   ============
Basic earnings (loss) per
   share                     $      (0.26)  $       0.03   $      (1.78)  $      (0.10)  $      (1.95)  $      (1.19)  $      (2.35)
                             ============   ============   ============   ============   ============   ============   ============
Diluted earnings (loss) per
   share                     $      (0.26)  $       0.03   $      (1.78)  $      (0.10)  $      (1.95)  $      (1.19)  $      (2.35)
                             ============   ============   ============   ============   ============   ============   ============
Weighted-average shares
   outstanding, basic           4,529,672      4,529,672      4,529,672      4,529,672      4,528,894      4,528,341      2,629,894
                             ============   ============   ============   ============   ============   ============   ============
Weighted-average shares
   outstanding, diluted         4,529,672      4,594,047      4,529,672      4,529,672      4,528,894      4,528,341      2,629,894
                             ============   ============   ============   ============   ============   ============   ============
CONSOLIDATED BALANCE SHEET
   DATA:
Cash and cash equivalents    $  1,658,446   $  5,422,934   $  3,587,807   $  4,005,705   $  5,138,111   $  4,423,623   $  3,502,546
Working capital                 6,447,501     11,363,282      7,527,474     11,051,270     11,524,146     19,272,671     22,402,110
Total assets                   24,677,333     32,000,826     27,466,743     40,112,792     41,757,969     54,925,501     53,098,438
Stockholders' equity            7,204,675     16,563,540      8,361,967     16,418,832     16,962,536     17,848,830     23,222,971
Redeemable convertible
   preferred stock           $         --   $         --   $         --   $         --   $         --   $  9,000,000   $  9,000,000
                             ============   ============   ============   ============   ============   ============   ============


         No cash dividends on our common stock were declared during any of the periods presented above.


         Various factors materially affect the comparability of the information presented in the above table. These factors relate primarily to the acquisition of the assets of Hi-Val, Inc. and Digital Research Technologies. Each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000 were significantly affected by our acquisition of IOM Holdings, Inc. in December 2000. IOM Holdings, Inc. acquired the assets of Hi-Val, Inc. in March 2000 and the assets of Digital Research Technologies in November 2000. In addition, certain years were affected by management's decisions regarding income tax expense or benefit.

         The financial data for 2000 reflects the contribution by our Hi-Val(R)- and Digital Research Technologies(R)-branded products of an aggregate of $13.8 million, or 22.7%, of our total net sales for 2000, and an increase in net loss of $4.0 million. Our I/OMagic(R)-branded products contributed $47.0 million, or 77.3%, of our total net sales for 2000. We also recorded an income tax benefit of $1.0 million relating to deferred tax assets. We have restated, among other items, our net sales, cost of sales, gross profit, net loss, basic and diluted loss per common share and stockholders' equity for 2000. Our net sales were previously reported as $60,805,437 and have been increased by $242,664 to $61,048,101. Our gross profit was previously reported as $7,678,948 and has been increased by $242,664 to $7,921,612. Our net loss was previously reported as $6,410,849 and has been reduced by $242,664 to $6,168,185. Our basic and diluted loss per common share was previously reported as $2.44 and has been reduced by $0.09 to $2.35. Our stockholders' equity was previously reported as $22,659,571 and has been increased by $563,400 to $23,222,971. See our consolidated financial statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements" included elsewhere in this prospectus.

         The financial data for 2001 reflects the contribution by our Hi-Val(R)- and Digital Research Technologies(R)-branded products of an aggregate of $41.5 million, or 61.0%, of our total net sales for 2001, and $2.5 million of gross margin. Our I/OMagic(R)-branded products contributed $26.6 million, or 39.0%, of our total net sales for 2001, and $3.6 million of gross margin. We increased our inventory reserve by $400,000 and recorded a reserve against $851,000 in accounts receivable relating to accounts receivable acquired as part of the acquisition of the assets of Hi-Val, Inc. In addition, we also amortized $1.9 million of the value of our Hi-Val(R) and Digital Research Technologies(R) trademarks. In aggregate, we had $3.2 million in acquisition-related reserves and expenses during 2001. We have restated, among other items, our net sales, cost of sales, gross profit, net loss, basic and diluted loss per common share and stockholders' equity for 2001. Our net sales were previously reported as $67,788,959 and have been increased by $323,352 to $68,112,311. Our gross profit was previously reported as $5,012,625 and has been increased by $1,148,045 to $6,160,670. Our net loss was previously reported as $5,547,645 and has been decreased by $169,779 to $5,377,866. Our basic and diluted loss per common share was previously reported as $1.23 and has been decreased by $0.04 to $1.19. Our stockholders' equity was previously reported as $17,115,651 and has been increased by $733,179 to $17,848,830. See our consolidated financial statements
- - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements" included elsewhere in this prospectus.

         The financial data for 2002 reflects the contribution by our Hi-Val(R)- and Digital Research Technologies(R)-branded products of an aggregate of $45.4 million, or 56.1%, of our total net sales for 2002, and $2.5 million of gross margin. Our I/OMagic(R)-branded products contributed $35.5 million, or 43.9%, of our total net sales for 2002, and $4.9 million of gross margin. We increased our inventory reserve by $2.1 million and recorded a reserve against $1.3 million in accounts receivable primarily related to accounts receivable acquired as part of the acquisition of IOM Holdings, Inc. We also amortized $916,000 of the value of our Hi-Val(R) and Digital Research Technologies(R) trademarks and recorded a reserve against $1.7 million in deferred tax assets. In addition, we incurred $5.2 million for acquisition-related legal settlement costs and related legal fees. See "Business - Legal Proceedings" and our consolidated financial statements - "Note 12 - Commitments and Contingencies" included elsewhere in this prospectus. In the aggregate, in 2002 we had $11.2 million in acquisition-related reserves and expenses or that otherwise resulted from one-time events during 2002. We have restated, among other items, our net sales, cost of sales, gross profit, net loss, basic and diluted loss per common share and stockholders' equity for 2002. Our net sales were previously reported as $83,529,708 and have been reduced by $2,576,996 to $80,952,712. Our gross profit was previously reported as $8,863,885 and has been reduced by $1,475,629 to $7,388,256. Our net loss was previously reported as $8,347,231 and has been increased by $497,363 to $8,844,594. Our basic and diluted loss per common share was previously reported as $1.84 and has been increased by $0.11 to $1.95. Our stockholders' equity was previously reported as $16,726,720 and has been increased by $235,816 to $16,962,536. See our consolidated financial statements
- - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements" included elsewhere in this prospectus.

         The financial data for 2003 reflects the contribution by our Hi-Val(R)- and Digital Research Technologies(R)-branded products of an aggregate of $24.7 million, or 38.8%, of our total net sales for 2003, and $3.3 million of gross margin. Our I/OMagic(R)-branded products contributed $38.9 million, or 61.2%, of our total net sales for 2003, and $5.7 million of gross margin. We recorded a reserve against $1.5 million in accounts receivable primarily related to accounts receivable acquired as part of the acquisition of IOM Holdings, Inc., and we amortized $579,000 of the value of our Hi-Val(R) and Digital Research Technologies(R) trademarks, for an aggregate of $2.1 million in acquisition-related reserves and expenses during 2003. We have restated, among other items, our net sales, cost of sales, gross profit, net loss, basic and diluted loss per common share and stockholders' equity for 2003. Our net sales were previously reported as $62,222,513 and have been increased by $1,364,941 to $63,587,454. Our gross profit was previously reported as $9,138,784 and has been reduced by $194,701 to $8,944,083. Our net loss was previously reported as $265,317 and has been increased by $194,701 to $460,018. Our basic and diluted loss per common share was previously reported as $0.06 and has been increased by $0.04 to $0.10. Our stockholders' equity was previously reported as $16,377,717 and has been increased by $41,115 to $16,418,832. See our consolidated financial statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements" included elsewhere in this prospectus.


         The financial data for 2004 reflects the contribution by our Hi-Val(R)- and Digital Research Technologies(R)-branded products of an aggregate of $7.5 million, or 16.9%, of our total net sales for 2004, and $705,000 of gross margin. Our I/OMagic(R)-branded products contributed $36.9 million, or 83.1%, of our total net sales for 2004, and $2.3 million of gross margin. We amortized $579,000 of the value of our Hi-Val(R) and Digital Research Technologies(R) trademarks and we recorded an impairment of the Hi-Val(R) and Digital Research Technologies(R) trademarks of $3.7 million to reduce the net book value to $500,000 based on a valuation as of year end 2004, for an aggregate of $4.3 million in acquisition-related expenses during 2004.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED AUDITED FINANCIAL STATEMENTS AND THE RELATED NOTES AND THE OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE DATA STORAGE INDUSTRY AND OUR EXPECTATIONS REGARDING OUR FUTURE PERFORMANCE, LIQUIDITY AND CAPITAL RESOURCES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF ANY NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND UNDER OTHER CAPTIONS CONTAINED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

         We are a leading provider of optical data storage products and also sell a range of portable magnetic data storage products which we call our GigaBank(TM) products. In addition, and to a much lesser extent, we sell digital entertainment and other products. Our data storage products collectively accounted for approximately 99% of our net sales in 2004 and in the first quarter of 2005 and our digital entertainment and other products collectively accounted for only approximately 1% of our net sales in 2004 and in the first quarter of 2005.


         Our data storage products consist of a range of products that store traditional PC data as well as music, photos, movies, games and other multi-media content. These products are designed principally for general data storage purposes. Our digital entertainment products consist of a range of products that focus on digital music, photos and movies. These products are designed principally for entertainment purposes.


         We sell our products through computer, consumer electronics and office supply superstores and other retailers in over 10,000 retail locations throughout North America. Our network of retailers enables us to offer products to consumers across North America, including every major metropolitan market in the United States. Over the last three years, our largest retailers have included Best Buy, Circuit City, CompUSA, Office Depot, OfficeMax and Staples. Our principle brand is I/OMagic(R), however, from time to time, we also sell products under our Hi-Val(R) and Digital Research Technologies(R) brand names.

         Our net sales declined by $19.2 million, or 30.2%, to $44.4 million in 2004 from $63.6 million in 2003 and our net loss increased by $7.6 million, or 1,652%, to $8.1 million in 2004 from $460,000 in 2003. Our net sales declined by $6.5 million, or 41.9%, to $9.0 million in the first quarter of 2005 from $15.5 million in the first quarter of 2004. Our net loss increased by $1.3 million to $1.2 million in the first quarter of 2005 from net income of $145,000 in the first quarter of 2004. We believe that this significant decline in our operating results is due, in large part, to the following factors:

         o DECREASED SALES. As discussed further below, we believe that our substantial decline in net sales in 2004 and the first quarter of 2005 as compared to 2003 and the first quarter of 2004, respectively, was primarily due to the following factors:

                  o the rapid and continued decline in sales of our CD-based products;

                  o lower average selling prices of our DVD-based products;

                  o slower than anticipated growth in sales of our DVD-based products; and

                  o sales to Best Buy, our largest customer in 2003 and 2002, declined substantially in 2004 due to the expanded operation of private label programs, and we did not sell any products to OfficeMax in 2004 as compared to substantial sales of products to OfficeMax in 2003. In addition, we had no sales to Best Buy in the first quarter of 2005 as compared to $2.8 million in net sales for the first quarter of 2004 due to the expanded operation of private label programs.

         o DECREASED GROSS MARGINS. Our gross margins declined by 52.5% to 6.7% in 2004 as compared to gross margins of 14.1% in 2003. This decline was primarily due to an increase in our reserve for slow-moving and obsolete inventory to $2.0 million in 2004 from $125,000 in 2003. In addition, our gross margins declined by 56.2% to 6.4% in the first quarter of 2005 as compared to gross margins of 14.6% in the first quarter of 2004. This decline was primarily due to an increase in market development fund and cooperative advertising costs, rebate promotion costs and slotting fees from $2.0 million, or 10.2% of gross sales, during the first quarter of 2004 to $2.4 million, or 17.6% of gross sales, during the first quarter of 2005.

         o IMPAIRMENT OF TRADEMARKS. In 2004, we recorded an impairment of our Hi-Val(R) and Digital Research Technologies(R) trademarks in the amount of $3.7 million after determining their value to be significantly impaired. Sales of Hi-Val(R)- and Digital Research Technologies(R)-branded products declined by $16.4 million, or 68.0%, to $7.6 million in 2004 from $24.8 million in 2003. In addition, we reduced our forecasts for sales of Hi-Val(R)- and Digital Research Technologies(R)-branded products in future years.

         We believe that the significant decline in our net sales during 2004 as compared to 2003 resulted in part from the rapid and continued decline in sales of our CD-based products. We elected to de-emphasize CD-based products because we believe that they are included as a standard component in most new computer systems and because DVD-based products are backward-compatible with CDs. Predominantly based on market forces, but also partly as a result of our decision to de-emphasize CD-based products, our sales of recordable CD-based products declined by 76.1% to $7.1 million in 2004 from $29.7 million in 2003. In addition, our sales of recordable CD-based products declined by 72.1% to $866,000 in the first quarter of 2005 from $3.1 million in the first quarter of 2004.

         Sales of our recordable DVD-based products increased by 50.0% to $29.4 million in 2004 from $19.6 million in 2003. These results suggest that our sales of recordable CD-based products declined by $22.6 million in 2004 as compared to 2003, which decline was only partially offset by an increase in sales of our recordable DVD-based products by $9.8 million for the same periods, resulting in an overall decline of sales of our recordable optical data storage products of $12.8 million in 2004 as compared to 2003. For the first quarter of 2005, our sales of recordable DVD-based products decreased 54.5% to $4.6 million as compared to $10.1 million in sales of recordable DVD-based products for the same period in 2004.

         We believe that another factor contributing to the significant decrease in our net sales for the first quarter of 2005 as compared to the same period in 2004 was an industry-wide decrease over these periods of approximately 30% in the average selling prices of recordable DVD drives. We believe that these lower average selling prices were primarily the result of a slower than anticipated growth in DVD-compatible applications and infrastructure, which resulted in lower demand for DVD-based products. In addition, we believe that, based on industry forecasts that predicted significant sales growth of DVD-based data storage products, suppliers produced quantities of these products that were substantial and excessive relative to the ultimate demand for those products. As a result of these relatively substantial and excessive quantities, the market for DVD-based data storage products experienced intense competition and downward pricing pressures resulting in lower than expected overall dollar sales. The effects of these factors on sales of our DVD-based products were substantially similar in this regard to that of the data storage industry.

         Also, an industry-wide decline in CD-based product sales occurred more rapidly than the industry-wide increase in sales of DVD-based data storage products. We believe that lower than expected demand for DVD-based products resulted in part from slower than anticipated growth in DVD-compatible applications and infrastructure. Also, the market for DVD-based products was extremely competitive during 2004 and was characterized by abundant product supplies. We believe that, based on industry forecasts that predicted significant sales growth of DVD-based data storage products, suppliers produced quantities of these products that were substantial and excessive relative to the ultimate demand for those products. As a result of these relatively substantial and excessive quantities, the market for DVD-based data storage products experienced intense competition and downward pricing pressures resulting in lower than expected overall dollar sales. The effects of these factors on sales of our DVD-based products were substantially similar in this regard to that of the data storage industry.

         Two additional factors that we believe contributed to the decline in our sales in 2004 as compared to 2003 were very short product life-cycles and the imminent availability of double-layer recordable DVD drives, which can increase storage capacity to up to twice the capacity of single-layer recordable DVD drives. We believe that these factors led consumers to delay purchases in anticipation of products incorporating faster drive speeds, which allow users to more quickly store and access data, and new technologies. During 2004, DVD drives of increasing speeds were introduced into the marketplace in very rapid succession. However, during this time, we expected our DVD-based products to experience longer product life-cycles similar in duration to the life-cycles of our CD-based products. We believe that consumer perception of shorter product life-cycles led consumers to delay purchases in anticipation of succeeding products incorporating faster data storage and access speeds. In addition, we expected that double-layer recordable DVD drives would be available commencing in the fourth quarter of 2004; however, the market's transition from single-layer to double-layer recordable DVD drives began earlier than expected in the third quarter of 2004, confirming what we believe were consumer expectations regarding the imminent availability of products incorporating double-layer recordable DVD technology. We began selling our double-layer recordable DVD drives at the end of the third quarter of 2004; however, sales of our double-layer recordable DVD drives have not been as robust as expected partially as a result of the lack of reasonably-priced DVD media.

         Another factor contributing significantly to the decline in our net sales during 2004 as compared to 2003 and during the first quarter of 2005 as compared to the first quarter of 2004 was the continued and expanded operation of private label programs by Best Buy. Our sales to Best Buy, who was our largest retailer during 2003 and 2002, declined in 2004 to $5.0 million, representing a decrease of 72.5% from $18.2 million in 2003. Our sales to Best Buy, who was our largest retailer during 2003 and 2002, declined in the first quarter of 2005 to zero as compared to $2.8 million of sales in the first quarter of 2004. We believe that this decrease reflects, at least in part, Best Buy's increased sales beginning in 2004 of private label products that compete with products that we sell.

         In addition to the other factors described above, we believe that USB portable data storage devices, which are an alternative to optical data storage products, have caused a decline in the relative market share of CD- and DVD-based optical data storage products and likewise caused a decline in our sales of CD- and DVD-based products in the first quarter of 2005. Our business focus is predominantly on DVD-based optical data storage products. In addition to CD- and DVD-based optical data storage products, we also focus on and sell a line of GigaBank(TM) products, which are compact and portable hard disk drives with a built-in USB connector. We expect to broaden our range of data storage products by expanding our GigaBank(TM) product line and we anticipate that sales of these devices will increase as a percentage of our total net sales over the next twelve months. In the third quarter of 2004, we began selling our GigaBank(TM) products, and sales of these devices accounted for approximately 27.0% of our total net sales in the fourth quarter of 2004. Sales of our GigaBank(TM) products increased to $2.9 million in the first quarter of 2005 as compared to no sales of these products in the first quarter of 2004. Sales of our GigaBank(TM) products represented 32.3% of our total net sales in the first quarter of 2005.

         One of our core strategies is to be among the first-to-market with new and enhanced product offerings based on established technologies. We expect to apply this strategy, as we have done in the contexts of CD- and DVD-based technologies and for our GigaBank(TM) products, to next-generation super-high capacity optical data storage devices. This strategy extends not only to new products, but also to enhancements of existing products. We believe that by employing this strategy, we will be able to maintain relatively high average selling prices and margins and avoid relying on the highly competitive market of last-generation and older devices.


   OPERATING PERFORMANCE AND FINANCIAL CONDITION

         We focus on numerous factors in evaluating our operating performance and our financial condition. In particular, in evaluating our operating performance, we focus primarily on net sales, net product margins, net retailer margins, rebates and sales incentives, and inventory turnover as well as operating expenses and net income.

         NET SALES. Net sales is a key indicator of our operating performance. We closely monitor overall net sales, as well as net sales to individual retailers, and seek to increase net sales by expanding sales to additional retailers and expanding sales to existing retailers both by increasing sales of existing products and introducing new products. Management monitors net sales on a weekly basis, but also considers sales seasonality, promotional programs and product life-cycles in evaluating weekly sales performance. As net sales increase or decrease from period to period, it is critical for management to understand and react to the various causes of these fluctuations, such as successes or failures of particular products, promotional programs, product pricing, retailer decisions, seasonality and other causes. Where possible, management attempts to anticipate potential changes in net sales and seeks to prevent adverse changes and stimulate positive changes by addressing the expected causes of adverse and positive changes. We believe that our good working relationships with our retailers enable us to monitor closely consumer acceptance of particular products and promotional programs which in turn enable us to better anticipate changes in market conditions.

         NET PRODUCT MARGINS. Net product margins, from product-to-product and across all of our products as a whole, is an important measurement of our operating performance. We monitor margins on a product-by-product basis to ascertain whether particular products are profitable or should be phased out as unprofitable products. In evaluating particular levels of product margins on a product-by-product basis, we focus on attaining a level of net product margin sufficient to contribute to normal operating expenses and to provide a profit. The level of acceptable net product margin for a particular product depends on our expected product sales mix. However, we occasionally sell products for certain strategic reasons to, for example, complete a product line or for promotional purposes, without a rigid focus on historical product margins or contribution to operating expenses or profitability.

         NET RETAILER MARGINS. We seek to manage profitability on a retailer level, not solely on a product level. Although we focus on net product margins on a product-by-product basis and across all of our products as a whole, our primary focus is on attaining and building profitability on a retailer-by-retailer level. For this reason, our mix of products is likely to differ among our various retailers. These differences result from a number of factors, including retailer-to-retailer differences, products offered for sale and promotional programs.

         Rebates and sales incentives. Rebates and sales incentives offered to customers and retailers are an important aspect of our business and are instrumental in obtaining and maintaining market leadership through competitive pricing in generating sales on a regular basis as well as stimulating sales of slow-moving products. We focus on rebates and sales incentives costs as a proportion of our total net sales to ensure that we meet our expectations of the costs of these programs and to understand how these programs contribute to our profitability or result in unexpected losses.

         INVENTORY TURNOVER. Our products' life-cycles typically range from 3-12 months, generating lower average selling prices as the cycles mature. We attempt to keep our inventory levels at amounts adequate to meet our retailers' needs while minimizing the danger of rapidly declining average selling prices and inventory financing costs. By focusing on inventory turnover levels, we seek to identify slow-moving products and take appropriate actions such as implementation of rebates and sales incentives to increase inventory turnover.

         Our use of a consignment sales model with certain retailers results in increased amounts of inventory that we must carry and finance. Our use of a consignment sales model results in greater exposure to the danger of declining average selling prices, however our consignment sales model allows us to more quickly and efficiently implement promotional programs and pricing adjustments to sell off slow-moving inventory and prevent further price erosion.


         Our targeted inventory turnover levels for our combined sales models is 6 to 8 weeks of inventory, which equates to an annual inventory turnover level of approximately 6.5 to 8.5. For the first quarter of 2005, our annualized inventory turnover level was 4.8 as compared to 7.5 for the first quarter of 2004, representing a period-to-period decrease of 36% primarily as a result of a 42% decrease in net sales, which was partially offset by a 10% decrease in inventory. The decline in inventory turnover for the first quarter of 2005 included $362,000 in additional reserves for slow-moving and obsolete inventory as compared to $100,000 in additional reserves for slow-moving and obsolete inventory in the first quarter of 2004. In 2004, our annualized inventory turnover level was 7.2 as compared to 6.6 in 2003, representing a period-to-period increase of 9% primarily as a result of a 37% decline in inventory offset by a 30% decrease in net sales. The decline in inventory in 2004 included $2.0 million in additional reserves for slow-moving and obsolete inventory. For 2003, our inventory turnover level was 6.6 as compared to 9.1 for 2002, representing a period-to-period decrease of 27% primarily as a result of a 9% increase in inventory and a 21% decrease in net sales.


         OPERATING EXPENSES. We focus on operating expenses to keep these expenses within budgeted amounts in order to achieve or exceed our targeted profitability. We budget certain of our operating expenses in proportion to our projected net sales, including operating expenses relating to production, shipping, technical support, and inside and outside commissions and bonuses. However, most of our expenses relating to general and administrative costs, product design and sales personnel are essentially fixed over large sales ranges. Deviations that result in operating expenses in greater proportion than budgeted signal to management that it must ascertain the reasons for the unexpected increase and take appropriate action to bring operating expenses back into the budgeted proportion.

         NET INCOME. Net income is the ultimate goal of our business. By managing the above factors, among others, and monitoring our actual results of operations, our goal is to generate net income at levels that meet or exceed our targets.


         In evaluating our financial condition, we focus primarily on cash on hand, available trade lines of credit, available bank line of credit, anticipated near-term cash receipts, and accounts receivable as compared to accounts payable. Cash on hand, together with our other sources of liquidity, is critical to funding our day-to-day operations. Funds available under our line of credit with GMAC Commercial Finance are also an important source of liquidity and a measure of our financial condition. We use our line of credit on a regular basis as a standard cash management procedure to purchase inventory and to fund our day-to-day operations without interruption during periods of slow collection of accounts receivable. Anticipated near-term cash receipts are also regarded as a short-term source of liquidity, but are not regarded as immediately available for use until receipt of funds actually occurs.


         The proportion of our accounts receivable to our accounts payable and the expected maturity of these balance sheet items is an important measure of our financial condition. We attempt to manage our accounts receivable and accounts payable to focus on cash flows in order to generate cash sufficient to fund our day-to-day operations and satisfy our liabilities. Typically, we prefer that accounts receivable are matched in duration to, or collected earlier than, accounts payable. If accounts payable are either out of proportion to, or due far in advance of, the expected collection of accounts receivable, we will likely have to use our cash on hand or our line of credit to satisfy our accounts payable obligations, without relying on additional cash receipts, which will reduce our ability to purchase and sell inventory and may impact our ability, at least in the short-term, to fund other parts of our business.

   SALES MODELS

         We employ three primary sales models: a standard terms sales model, a consignment sales model and a special terms sales model. We generally use one of these three primary sales models, or some combination of these sales models, with each of our retailers.

         STANDARD TERMS

         Currently, the majority of our net sales are on a terms basis. Under our standard terms sales model, a retailer is obligated to pay us for products sold to it within a specified number of days from the date of sale of products to the retailer. Our standard terms are typically net 60 days. We typically collect payment from a retailer within 60 to 75 days following the sale of products to a retailer.

         CONSIGNMENT

         Under our consignment sales model, a retailer is obligated to pay us for products sold to it within a specified number of days following our notification by the retailer of the resale of those products. Retailers notify us of their resale of consigned products by delivering weekly or monthly sell-through reports. A sell-through report discloses sales of products sold in the prior period covered by the report - that is, a weekly or monthly sell-through report covers sales of consigned products in the prior week or month, respectively. The period for payment to us by retailers relating to their sale of consigned products corresponding to these sell-through reports varies from retailer to retailer. For sell-through reports generated weekly, we typically collect payment from a retailer within 30 days of the receipt of those reports. For sell-through reports generated monthly, we typically collect payment from a retailer within 15 days of the receipt of those reports. Products held by a retailer under our consignment sales model are recorded as our inventory at offsite locations until their resale by the retailer.


         Consignment sales represented a growing percentage of our net sales from 2001 through 2003. However, during 2004, our consignment sales model accounted for 32% of our total net sales as compared to 37% of our total net sales in 2003, representing a 13% decrease, primarily as a result of consigning fewer products to Best Buy, which was our largest consignment retailer, which was partially offset by an increase in consigning more products to Staples. During 2003, our consignment sales model accounted for 37% of our total net sales as compared to 30% of our total net sales in 2002, representing a 23% increase. During the first quarter of 2005 our consignment sales model accounted for 38% of our total net sales as compared to 25% of our total net sales in the first quarter of 2004, representing a 54% increase, primarily as a result of consigning more products to Staples. Although consignment sales declined as a percentage of our net sales in 2004, and increased as a percentage of our net sales in the first quarter of 2005 as compared to the same period in 2004, it is not yet clear whether consignment sales as a percentage of our total net sales will continue to decline on an annual basis or resume growing.


         During 2001, 2002 and 2003, we increased the use of our consignment sales model based in part on the preferences of some of our retailers. Our retailers often prefer the benefits resulting from our consignment sales model over our standard terms sales model. These benefits include payment by a retailer only in the event of resale of a consigned product, resulting in less risk borne by the retailer of price erosion due to competition and technological obsolescence. Deferring payment until following the sale of a consigned product also enables a retailer to avoid having to finance the purchase of that product by using cash on hand or by borrowing funds and incurring borrowing costs. In addition, retailers also often operate under budgetary constraints on purchases of certain products or product categories. As a result of these budgetary constraints, the purchase by a retailer of certain products typically will cause reduced purchasing power for other products. Products consigned to a retailer ordinarily fall outside of these budgetary constraints and do not cause reduced purchasing power for other products. As a result of these benefits, we believe that we are able to sell more products by using our consignment sales model than by using only our standard terms sales model.

         Managing an appropriate level of consignment sales is an important challenge. As noted above, the payment period for products sold on consignment is based on the day consigned products are resold by a retailer, and the payment period for products sold on a standard terms basis is based on the day the product is sold initially to the retailer, independent of the date of resale of the product. Accordingly, we generally prefer that higher-turnover inventory is sold on a consignment basis while lower-turnover inventory is sold on a traditional terms basis. Management focuses closely on consignment sales to manage our cash flow to maximize liquidity as well as net sales. Close attention is directed toward our inventory turnover levels to ensure that they are sufficiently frequent to maintain appropriate liquidity. Our consignment sales model enables us to have more pricing control over inventory sold through our retailers as compared to our standard terms sales model. If we identify a decline in inventory turnover levels for products in our consignment sales channels, we can implement price modifications more quickly and efficiently as compared to the implementation of sales incentives in connection with our standard terms sales model. This affords us more flexibility to take action to attain our targeted inventory turnover levels.

         We retain most risks of ownership of products in our consignment sales channels. These products remain as our inventory until their resale by our retailers. The turnover frequency of our inventory on consignment is critical to generating regular cash flow in amounts necessary to keep financing costs to targeted levels and to purchase additional inventory. If this inventory turnover is not sufficiently frequent, our financing costs may exceed targeted levels and we may be unable to generate regular cash flow in amounts necessary to purchase additional inventory to meet the demand for other products. In addition, as a result of our products' short life-cycles, which generate lower average selling prices as the cycles mature, low inventory turnover levels may force us to reduce prices and accept lower margins to sell consigned products. If we fail to select high turnover products for our consignment sales channels, our sales, profitability and financial resources may decline.

         SPECIAL TERMS

         We occasionally employ a special terms sales model. Under our special terms sales model, the payment terms for the purchase of our products are negotiated on a case-by-case basis and typically cover a specified quantity of a particular product. We ordinarily do not offer any rights of return or rebates for products sold under our special terms sales model. Our payment terms are ordinarily shorter under our special terms sales model than under our standard terms or consignment sales models and we typically require payment in advance, at the time of sale, or shortly following the sale of products to a retailer.

RETAILERS


         Historically, a limited number of retailers have accounted for a significant percentage of our net sales. During the first quarter of 2005 and during the years 2004 and 2003, our six largest retailers accounted for approximately 99%, 78% and 88%, respectively, of our total net sales. During 2004, 2003 and 2002, our six largest retailers accounted for approximately 84%, 80% and 90%, respectively, of our total net sales. We expect that sales of our products to a limited number of retailers will continue to account for a majority of our sales in the foreseeable future. We do not have long-term purchase agreements with any of our retailers. If we were to lose any of our major retailers or experience any material reduction in orders from any of them, and were unable to replace our sales to those retailers, it could have a material adverse effect on our business and results of operations.


SEASONALITY


         Our data storage products have historically been affected by seasonal purchasing patterns. The seasonality of our sales is in direct correlation to the seasonality experienced by our retailers and the seasonality of the consumer electronics industry. After adjusting for the addition of new retailers, our fourth quarter has historically generated the strongest sales, which correlates to well-established consumer buying patterns during the Thanksgiving through Christmas holiday season. Our first and third quarters have historically shown some strength from time to time based on post-holiday season sales in the first quarter and back-to-school sales in the third quarter. Our second quarter has historically been our weakest quarter for sales, again following well-established consumer buying patterns. The impact of seasonality on our future results will be affected by our product mix, which will vary from quarter to quarter.

PRICING PRESSURES


         We face downward pricing pressures within our industry that arise from a number of factors. The products we sell are subject to rapid technological change and obsolescence. Companies within the data storage industry are continuously developing new products with heightened performance and functionality. This puts downward pricing pressures on existing products and constantly threatens to make them, or causes them to be, obsolete. Our typical product life-cycle is extremely short and ranges from only three to twelve months, generating lower average selling prices as the cycle matures.

         In addition, the data storage industry is extremely competitive. Numerous large competitors such as BenQ, Hewlett-Packard, Sony, TDK and other competitors such as Lite-On, Memorex, Philips Electronics and Samsung Electronics compete with us in the optical data storage industry. Numerous large competitors such as PNY Technologies, Sony, Seagate Technology and Western Digital offer products similar to our GigaBank(TM) products. Intense competition within our industry exerts downward pricing pressures on products that we offer. Also, one of our core strategies is to offer our products as affordable alternatives to higher-priced products offered by our larger competitors. The effective execution of this business strategy results in downward pricing pressure on products that we offer because our products must appeal to consumers partially based on their attractive prices relative to products offered by our large competitors. As a result, we are unable to rely as heavily on other non-price factors such as brand recognition and must consistently maintain lower prices.

         Finally, the actions of our retailers often exert downward pricing pressures on products that we offer. Our retailers pressure us to offer products to them at attractive prices. In doing this, we do not believe that the overall goal of our retailers is to increase their margins on these products. Instead, we believe that our retailers pressure us to offer products to them at attractive prices in order to increase sales volume and consumer traffic, as well as to compete more effectively with other retailers of similar products. Additional downward pricing pressure also results from the continuing threat that our retailers may begin to directly import or private-label products that are identical or very similar to our products. Our pricing decisions with regard to certain products are influenced by the ability of retailers to directly import or private-label identical or similar products. Therefore, we constantly seek to maintain prices that are highly attractive to our retailers and that offer less incentive to our retailers to commence or maintain direct import or private-label programs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of net sales and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

   REVENUE RECOGNITION

         We recognize revenue under three primary sales models: a standard terms sales model, a consignment sales model and a special terms sales model. We generally use one of these three primary sales models, or some combination of these sales models, with each of our retailers.

         STANDARD TERMS

         Under our standard terms sales model, a retailer is obligated to pay us for products sold to it within a specified number of days from the date that title to the products is transferred to the retailer. Our standard terms are typically net 60 days from the transfer of title to the products to a retailer. We typically collect payment from a retailer within 60 to 75 days from the transfer of title to the products to a retailer. Transfer of title occurs and risk of ownership passes to a retailer at the time of shipment or delivery, depending on the terms of our agreement with a particular retailer. The sale price of our products is substantially fixed or determinable at the date of sale based on purchase orders generated by a retailer and accepted by us. A retailer's obligation to pay us for products sold to it under our standard terms sales model is not contingent upon the resale of those products. We recognize revenue for standard terms sales at the time title to products is transferred to a retailer.

         CONSIGNMENT

         Under our consignment sales model, a retailer is obligated to pay us for products sold to it within a specified number of days following our notification by the retailer of the resale of those products. Retailers notify us of their resale of consigned products by delivering weekly or monthly sell-through reports. A sell-through report discloses sales of products sold in the prior period covered by the report - that is, a weekly or monthly sell-through report covers sales of consigned products in the prior week or month, respectively. The period for payment to us by retailers relating to their resale of consigned products corresponding to these sell-through reports varies from retailer to retailer. For sell-through reports generated weekly, we typically collect payment from a retailer within 30 days of the receipt of those reports. For sell-through reports generated monthly, we typically collect payment from a retailer within 15 days of the receipt of those reports. At the time of a retailer's resale of a product, title is transferred directly to the consumer. Risk of theft or damage of a product, however, passes to a retailer upon delivery of that product to the retailer. The sale price of our products is substantially fixed or determinable at the date of sale based on a product sell-through report generated by a retailer and delivered to us. Except in the case of theft or damage, a retailer's obligation to pay us for products transferred under our consignment sales model is entirely contingent upon the resale of those products. Products held by a retailer under our consignment sales model are recorded as our inventory at offsite locations until their resale by the retailer. Because we retain title to products in our consignment sales channels until their resale by a retailer, revenue is not recognized until the time of resale. Accordingly, price modifications to inventory maintained in our consignment sales channels do not have an effect on the timing of revenue recognition. We recognize revenue for consignment sales in the period during which resale occurs.

         SPECIAL TERMS

         Under our special terms sales model, the payment terms for the purchase of our products are negotiated on a case-by-case basis and typically cover a specified quantity of a particular product. The result of our negotiations is a special agreement with a retailer that defines how and when transfer of title occurs and risk of ownership shifts to the retailer. We ordinarily do not offer any rights of return or rebates for products sold under our special terms sales model. A retailer is obligated to pay us for products sold to it within a specified number of days from the date that title to the products is transferred to the retailer, or as otherwise agreed to by us. Our payment terms are ordinarily shorter under our special terms sales model than under our standard terms or consignment sales models and we typically require payment in advance, at the time of transfer of title to the products or shortly following the transfer of title to the products to a retailer. Transfer of title occurs and risk of ownership passes to a retailer at the time of shipment, delivery, receipt of payment or the date of invoice, depending on the terms of our agreement with the retailer. The sale price of our products is substantially fixed or determinable at the date of sale based on our agreement with a retailer. A retailer's obligation to pay us for products sold to it under our special terms sales model is not contingent upon the resale of those products. We recognize revenue for special terms sales at the time title to products is transferred to a retailer.

      SALES INCENTIVES


      From time to time, we enter into agreements with certain retailers regarding price decreases that are determined by us in our sole discretion. These agreements allow those retailers (subject to limitations) a credit equal to the difference between our current price and our new reduced price on units in the retailers' inventories or in transit to the retailers on the date of the price decrease.

         We record an estimate of sales incentives based on our actual sales incentive rates over a trailing twelve-month period, adjusted for any known variations, which are charged to operations and offset against gross sales at the time products are sold with a corresponding accrual for our estimated sales incentive liability. This accrual--our sales incentive reserve--is reduced by deductions on future payments taken by our retailers relating to actual sales incentives.

         At the end of each quarterly period, we analyze our existing sales incentive reserve and apply any necessary adjustments based upon actual or expected deviations in sales incentive rates from our applicable historical sales incentive rates. The amount of any necessary adjustment is based upon the amount of our remaining field inventory, which is calculated by reference to our actual field inventory last conducted, plus inventory-in-transit and less estimated product sell-through. The amount of our sales incentive liability for each product is equal to the amount of remaining field inventory for that product multiplied by the difference between our current price and our new reduced price to our retailers for that product. This data, together with all data relating to all sales incentives granted on products in the applicable period, is used to adjust our sales incentive reserve established for the applicable period.

         In the first quarter of 2005, our sales incentives were $453,000, or 3.3% of gross sales, as compared to $687,000, or 3.5% of gross sales, in the first quarter of 2004, all of which was offset against gross sales. In 2004, our sales incentives were $2.5 million, or 4.2% of gross sales, all of which was offset against gross sales. In 2003, our sales incentives were $2.9 million, or 3.5% of gross sales, all of which was offset against gross sales.


   MARKET DEVELOPMENT FUND AND COOPERATIVE ADVERTISING COSTS, REBATE PROMOTION COSTS AND SLOTTING FEES


         Market development fund and cooperative advertising costs, rebate promotion costs and slotting fees are charged to operations and offset against gross sales in accordance with Emerging Issues Task Force Issue No. 01-9. Market development fund and cooperative advertising costs and rebate promotion costs are each promotional costs. Slotting fees are fees paid directly to retailers for allocation of shelf-space in retail locations. In the first quarter of 2005, our market development fund and cooperative advertising costs, rebate promotion costs and slotting fees were $2.4 million, or 17.8% of gross sales, all of which was offset against gross sales, as compared to market development fund and cooperative advertising costs, rebate promotion costs and slotting fees of $2.0 million, or 10.1% of gross sales, in the first quarter of 2004, all of which was offset against gross sales. These costs and fees increased as a percentage of our net sales in the first quarter of 2005, increasing to 17.8% of our gross sales from 10.1% of our gross sales in the first quarter of 2004, primarily as a result of instituting sales incentives and marketing promotions in order to promote our double layer recordable DVD drives. In 2004, our market development fund and cooperative advertising costs, rebate promotion costs and slotting fees were $7.8 million, or 13% of gross sales, all of which was offset against gross sales, as compared to market development fund and cooperative advertising costs, rebate promotion costs and slotting fees of $8.4 million, or 10% of gross sales, in 2003, all of which was offset against gross sales. These costs and fees increased as a percentage of our net sales in 2004, increasing to 13% of our gross sales from 10% of our gross sales in 2003, primarily as a result of instituting sales incentives and marketing promotions in order to lower the quantity of single-layer recordable DVD recordable drives in our retail sales channels to enable a more rapid transition to sales of double-layer recordable DVD recordable drives and strong promotional activity for our double-layer DVD recordable drives during the 2004 year-end holidays. In 2002, our market development fund and cooperative advertising costs, rebate promotion costs and slotting fees were $9.3 million, all of which was offset against gross sales. These costs for 2002 were reduced by $1.5 million in the second quarter of 2002 as previously reported due to a change in estimate of our rebate promotion costs. Our 2000, 2001 and 2002 statements were restated to allocate the $1.5 million reduction in rebate promotions, based on rebate promotions for those years.


         Consideration generally given by us to a retailer is presumed to be a reduction of selling price, and therefore, a reduction of gross sales. However, if we receive an identifiable benefit that is sufficiently separable from our sales to that retailer, such that we could have paid an independent company to receive that benefit and we can reasonably estimate the fair value of that benefit, then the consideration is characterized as an expense. We estimate the fair value of the benefits we receive by tracking the advertising done by our retailers on our behalf and calculating the value of that advertising using a comparable rate for similar publications.

   INVENTORY OBSOLESCENCE ALLOWANCE

         Our warehouse supervisor, production supervisor and production manager physically review our warehouse inventory for slow-moving and obsolete products. All products of a material amount are reviewed quarterly and all products of an immaterial amount are reviewed annually. We consider products that have not been sold within six months to be slow-moving. Products that are no longer compatible with current hardware or software are considered obsolete. The potential for re-sale of slow-moving and obsolete inventories is considered through market research, analysis of our retailers' current needs, and assumptions about future demand and market conditions. The recorded cost of both slow-moving and obsolete inventories is then reduced to its estimated market value based on current market pricing for similar products. We utilize the Internet to provide indications of market value from competitors' pricing, third party inventory liquidators and auction websites. The recorded costs of our slow-moving and obsolete products are reduced to current market prices when the recorded costs exceed those market prices. For the first quarter of 2005 we increased our inventory reserve and recorded a corresponding increase in cost of goods sold of $362,000 for inventory for which recorded cost exceeded the current market price of this inventory on hand. For the first quarter of 2004, we decreased our inventory reserve and recorded a corresponding decrease in cost of goods sold of $100,000. For 2004 we increased our inventory reserve and recorded a corresponding increase in cost of goods sold of approximately $2.0 million for inventory for which recorded cost exceeded the current market price of this inventory on hand. For 2003, we increased our inventory reserve and recorded a corresponding increase in cost of goods sold of $125,000. For 2004, 2003 and 2002, we increased our inventory reserve and recorded a corresponding increase in cost of goods sold of approximately $2.0 million, $125,000, and $2.1 million, respectively, for inventory for which recorded cost exceeded the current market price of this inventory on hand. All adjustments establish a new cost basis for inventory as we believe such reductions are permanent declines in the market price of our products. Generally, obsolete inventory is sold to companies that specialize in the liquidation of these items while we continue to market slow-moving inventories until they are sold or become obsolete. As obsolete or slow-moving inventory is sold, we reduce the reserve by proceeds from the sale of the products. During the first quarter of 2005 and 2004, we sold inventories previously reserved for and accordingly reduced the reserve by $0 and $126,000, respectively. During 2004, 2003, and 2002, we sold inventories previously reserved for and accordingly reduced the reserve by approximately $1.1 million, $670,000 and $1.6 million, respectively. For the first three months of 2005 and for the years 2004, 2003 and 2002, gains recorded as a result of sales of obsolete inventory above the reserved amount were not significant to our results of operations and accounted for less than 1% our total net sales. Although we have no specific statistical data on this matter, we believe that our practices are reasonable and consistent with those of our industry.


   INVENTORY ADJUSTMENTS

         Our warehouse supervisor, production supervisor and production manager physically review our warehouse inventory for obsolete or damaged inventory-related items on a monthly basis. Inventory-related items (such as sleeves, manuals or broken products no longer under warranty from our subcontract manufacturers) which are considered obsolete or damaged are reviewed by these personnel together with our Controller or Chief Financial Officer. At the discretion of our Controller or Chief Financial Officer, these items are physically disposed of and we make corresponding accounting adjustments resulting in inventory adjustments. In addition, on a monthly basis, our detail inventory report and our general ledger are reconciled by our Controller and any variances result in a corresponding inventory adjustment. Although we have no specific statistical data on this matter, we believe that our practices are reasonable and consistent with those of our industry.

   ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our retailers to make required payments. Our current retailers consist of either large national or regional retailers with good payment histories with us. Since we have not experienced any previous payment defaults with any of our current retailers, our allowance for doubtful accounts is minimal. We perform periodic credit evaluations of our retailers and maintain allowances for potential credit losses based on management's evaluation of historical experience and current industry trends. If the financial condition of our retailers were to deteriorate, resulting in the impairment of their ability to make payments, additional allowances may be required. New retailers are evaluated through Dunn & Bradstreet before terms are established. Although we expect to collect all amounts due, actual collections may differ.

   PRODUCT RETURNS


         We have a limited 90-day to one year time period for product returns from end-users; however, our retailers generally have return policies that allow their customers to return products within only fourteen to thirty days after purchase. We allow our retailers to return damaged or defective products to us following a customary return merchandise authorization process. We have no informal return policies. We utilize actual historical return rates to determine our allowance for returns in each period. Gross sales is reduced by estimated returns and cost of sales is reduced by the estimated cost of those sales. We record a corresponding accrual for the estimated liability associated with the estimated returns. This estimated liability is based on the gross margin of the products corresponding to the estimated returns. This accrual is offset each period by actual product returns. See "Revenue Recognition" above.

         Our current estimated weighted average future product return rate is approximately 10.3%. As noted above, our return rate is based upon our past history of actual returns and we estimate amounts for product returns for a given period by applying this historical return rate and reducing actual gross sales for that period by a corresponding amount. Our historical return rate for a particular product is the life-to-date return rate of similar products. This life-to-date return rate is updated monthly. We also compare this life-to-date return rate to our trailing 18-month return rate to determine whether any material changes in our return rate have occurred that may not be reflected in the life-to-date return rate. We believe that using a trailing 18-month return rate takes two key factors into consideration, specifically, an 18-month return rate provides us with a sufficient period of time to establish recent historical trends in product returns for each product category, and provides us with a period of time that is short enough to account for recent technological shifts in our product offerings in each product category. If an unusual circumstance exists, such as a product category that has begun to show materially different actual return rates as compared to life-to-date return rates, we will make appropriate adjustments to our estimated return rates. Factors that could cause materially different actual return rates as compared to life-to-date return rates include product modifications that simplify installation, a new product line, within a product category, that needs time to better reflect its return performance and other factors.

         Although we have no specific statistical data on this matter, we believe that our practices are reasonable and consistent with those of our industry.

         Our warranty terms under our arrangements with our suppliers are that any product that is returned by a retailer or retail customer as defective can be returned by us to the supplier for full credit against the original purchase price. We incur only minimal shipping costs to our suppliers in connection with the satisfaction of our warranty obligations.


RESULTS OF OPERATIONS

         The tables presented below, which compare our results of operations from one period to another, present the results for each period, the change in those results from one period to another in both dollars and percentage change and the results for each period as a percentage of net sales. The columns present the following:

         o The first two data columns in each table show the absolute results for each period presented.

         o The columns entitled "Dollar Variance" and "Percentage Variance" show the change in results, both in dollars and percentages. These two columns show favorable changes as a positive and unfavorable changes as negative. For example, when our net sales increase from one period to the next, that change is shown as a positive number in both columns. Conversely, when expenses increase from one period to the next, that change is shown as a negative in both columns.

         o The last two columns in each table show the results for each period as a percentage of net sales.


THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) COMPARED TO THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

                                                                                                                  RESULTS AS A
                                                                                                                   PERCENTAGE
                                                                                     DOLLAR      PERCENTAGE   OF NET SALES FOR THE
                                                          THREE MONTHS ENDED        VARIANCE      VARIANCE     THREE MONTHS ENDED
                                                                MARCH 31,          -----------   -----------        MARCH 31,
                                                        -----------------------     FAVORABLE     FAVORABLE   ---------------------
                                                                        2004                                                2004
                                                          2005       (RESTATED)   (UNFAVORABLE) (UNFAVORABLE)   2005     (RESTATED)
                                                        --------     ----------   ------------- ------------- --------   ----------
                                                                   (in thousands)
Net sales .........................................     $  9,037      $ 15,473      $ (6,436)      (41.6)%     100.0%      100.0%
Cost of sales .....................................        8,455        13,218         4,763        36.0        93.6        85.4
                                                        --------      --------      --------      --------    --------    --------
Gross profit ......................................          582         2,255        (1,673)      (74.2)        6.4        14.6
Selling, marketing and advertising
   expenses .......................................          174           480           306        63.8         1.9         3.1
General and administrative expenses ...............        1,417         1,366           (51)       (3.7)       15.7         8.8
Depreciation and amortization .....................           79           209           130        62.2         0.9         1.4
                                                        --------      --------      --------      --------    --------    --------
Operating income (loss) ...........................       (1,088)          200        (1,288)     (644.0)      (12.0)        1.3
Net interest expense ..............................          (77)          (44)          (33)      (75.0)       (0.9)       (0.3)
Other income (expense) ............................            8            (8)           16       200.0         0.1        (0.1)
                                                        --------      --------      --------      --------    --------    --------
Income (loss) from operations before
  provision for income taxes ......................       (1,157)          148        (1,305)     (881.8)      (12.8)        0.9
Income tax provision ..............................           --             3             3       100.0        --          --
                                                        --------      --------      --------      --------    --------    --------
Net income (loss) .................................     $ (1,157)     $    145      $ (1,302)     (897.9)%     (12.8)%       0.9%
                                                        ========      ========      ========      ========    ========    ========



         NET SALES. As discussed above, we believe that the significant decrease in the amount of $6.5 million in net sales from $15.5 million for the three months ended March 31, 2004 to $9.0 million for the three months ended March 31, 2005 is primarily due to the following factors: the continued decline in sales of our CD-based products; lower average selling prices of DVD-based products; slower than anticipated growth and decrease in sales of our DVD-based products; and the continued operation of private label programs by Best Buy. The decline in net sales caused by these factors was partially offset by a substantial increase in the sale of our GigaBank(TM) USB portable data storage devices.

         We believe that the significant decline in our net sales during the three months ended March 31, 2005 as compared to the three months ended March 31, 2004 resulted in part from the rapid and continued decline in sales of our CD-based products. Predominantly based on market forces, but also partly as a result of our decision to de-emphasize CD-based products, our sales of recordable CD-based products declined by 72.1% to $866,000 in the first quarter of 2005 from $3.1 million in the first quarter of 2004.

         In addition, we believe that an industry-wide decrease of approximately 30% in the average selling prices of recordable DVD drives in the first quarter of 2005 as compared to the first quarter of 2004 resulted in a significant decline in our net sales. We believe that these lower average selling prices were primarily the result of a slower than anticipated growth in DVD-compatible applications and infrastructure, which resulted in lower demand for DVD-based products. We believe that, based on industry forecasts that predicted significant sales growth of DVD-based data storage products, suppliers produced quantities of these products that were substantial and excessive relative to the ultimate demand for those products. As a result of these relatively substantial and excessive quantities, the market for DVD-based data storage products experienced intense competition and downward pricing pressures resulting in lower than expected overall dollar sales. The effects of these factors on sales of our DVD-based products were substantially similar in this regard to that of the data storage industry. For the first quarter of 2005, sales of our recordable DVD-based products decreased 54.5% to $4.6 million as compared to $10.1 million in sales of our recordable DVD-based products for the same period in 2004.

         In addition to the other factors described above, we believe that USB portable data storage devices, which are an alternative to optical data storage products, have caused a decline in the relative market share of CD- and DVD-based optical data storage products and likewise caused a decline in our sales of CD- and DVD-based products in the first quarter of 2005. Our business focus is predominantly on DVD-based optical data storage products. In addition to CD- and DVD-based optical data storage products, we also focus on and sell a line of GigaBank(TM) products, which are compact and portable hard disk drives with a built-in USB connector. We expect to broaden our range of data storage products by expanding our GigaBank(TM) product line and we anticipate that sales of these devices will increase as a percentage of our total net sales over the next twelve months. In the third quarter of 2004, we began selling our GigaBank(TM) products, and sales of these devices accounted for approximately 27% of our total net sales in the fourth quarter of 2004. Sales of our GigaBank(TM) products increased to $2.9 million in the first quarter of 2005 as compared to no sales of these products in the first quarter of 2004. Sales of our GigaBank(TM) products represented 32% of our total net sales in the first quarter of 2005.

         Another factor contributing significantly to the decline in our net sales during the first quarter of 2005 as compared to the same period in 2004 was the continued and expanded operation of private label programs by Best Buy. We had no sales to Best Buy in the first quarter of 2005, representing a decrease of 100% from $2.8 million in sales to Best Buy in the same period in 2004. We believe that this decrease reflects, at least in part, Best Buy's increased sales of private label products that compete with products that we sell.

         The decrease in gross profit as a percentage of our net sales was primarily due to an increase in market development fund and cooperative advertising costs, rebate promotion costs and slotting fees from $2.0 million, or 10.2% of gross sales, during the first quarter of 2004, to $2.4 million, or 17.6% of gross sales, during the first quarter of 2005. These costs and fees increased primarily as a result of our more extensive marketing and rebate promotions used to promote our double-layer recordable DVD drives.

         A change in the allowance for product returns also resulted in an adjustment of $409,000 causing an increase in sales in the first quarter of 2005 as compared to an adjustment of $1.1 million that resulted in an increase in sales in the first quarter of 2004.

         The significant decrease in net sales for the first quarter of 2005 was comprised of a decrease in net sales in the amount of $5.3 million resulting from a decrease in the volume of CD- and DVD-based products sold and a decrease in the amount of $1.2 million resulting from a change in our reserves for future returns on sales. These decreases were partially offset by an increase in net sales in the amount of $79,000 resulting from higher average product sales prices associated with our GigaBank(TM) products. The decrease in the volume of products sold was consistent with reduced sales of our CD-based products as well as our DVD-based products, as noted above.

         GROSS PROFIT. The decrease in gross profit of $1.7 million from $2.3 million for the first quarter of 2004 to $582,000 for the first quarter of 2005 is primarily due to a decline in net sales of $6.5 million, an increase in market development fund and cooperative advertising costs, rebate promotion costs and slotting fees and an increase in our reserve for slow-moving inventory. The decrease in gross profit as a percentage of our net sales was primarily due to an increase in market development fund and cooperative advertising costs, rebate promotion costs and slotting fees from 10.2% of gross sales during the first quarter of 2004 to 17.6% of gross sales during the first quarter of 2005. These costs and fees increased primarily as a result of instituting marketing promotions in order to promote our double-layer recordable DVD drives. Our direct product costs, inventory shrinkage and related freight costs increased from 85.4% of net sales for the first quarter of 2004 to 93.6% of net sales for the first quarter of 2005, primarily due to the increase in market development fund and cooperative advertising costs, rebate promotion costs and slotting fees.

         Our inventory reserve increased by $362,000 in the first quarter of 2005 as compared to $100,000 in the first quarter of 2004 due to our adjustment of the value of our slow-moving and obsolete inventory. As a result of the short life cycles of many of our products resulting from, in part, the effects of rapid technological change, we expect to experience additional slow-moving and obsolete inventory charges in the future. However, we cannot predict with any certainty the future level of these charges.

         SELLING, MARKETING AND ADVERTISING EXPENSES. Selling, marketing and advertising expenses decreased by $306,000 in the first quarter of 2005 as compared to the first quarter of 2004. This decrease was primarily due to no advertising expenses incurred in the first quarter of 2005 as compared to advertising expenses of $240,000 incurred in the first quarter of 2004. In addition, this decrease partially resulted from lower commissions as a result of reduced sales volume and reduced payroll and related expenses due to fewer personnel and lower retailer performance charges.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $51,000 in the first quarter of 2005 as compared to the first quarter of 2004. This increase was primarily due to an $82,000 increase in financing fees related to our new line of credit and a $69,000 increase in legal fees. The increase in general and administrative expenses was partially offset by a $54,000 decrease in payroll and related expenses and a $54,000 decrease in financial relations expenses.


         DEPRECIATION AND AMORTIZATION EXPENSES. The $130,000 decrease in depreciation and amortization expenses is primarily due to decreased amortization of our trademarks resulting from an impairment in the value of our Hi-Val(R) and Digital Research Technologies(R) trademarks in the aggregate amount of $3.7 million recorded as of December 31, 2004.

         OTHER INCOME (EXPENSE). Other income (expense) increased by $16,000 in the first quarter of 2005 as compared to the first quarter of 2004. Net interest expense increased by $33,000 due to both greater borrowings under our lines of credit and higher interest rates in the first quarter of 2005 as compared to the first quarter of 2004. This was partially offset by an increase in income in the amount of $12,000 related to foreign currency transactions in connection with our sales in Canada.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

                                                                                                                  RESULTS AS A
                                                                                                                   PERCENTAGE
                                                                                     DOLLAR      PERCENTAGE   OF NET SALES FOR THE
                                                               YEAR ENDED           VARIANCE      VARIANCE         YEAR ENDED
                                                              DECEMBER 31,         -----------   -----------      DECEMBER 31,
                                                        -----------------------     FAVORABLE     FAVORABLE   ---------------------
                                                                        2003                                                2003
                                                          2004       (RESTATED)   (UNFAVORABLE) (UNFAVORABLE)   2004     (RESTATED)
                                                        --------     ----------   ------------- ------------- --------   ----------
                                                                   (in thousands)
Net sales                                               $ 44,397      $ 63,587      $(19,190)       (30.2)%    100.0%      100.0%
Cost of sales                                             41,419        54,643        13,224         24.2       93.3        85.9
                                                        --------      --------      --------     ----------   --------    --------
Gross profit                                               2,978         8,944        (5,966)       (66.7)       6.7        14.1
Selling, marketing and advertising expenses                1,008         1,507           499         33.1        2.3         2.4
General and administrative expenses                        5,343         6,462         1,119         17.3       12.0        10.1
Depreciation and amortization                                834         1,268           434         34.2        1.9         2.0
Impairment of trademarks                                   3,696            --        (3,696)        --          8.3        --
                                                        --------      --------      --------     ----------   --------    --------
Operating income (loss)                                   (7,903)         (293)       (7,610)   (25,972.7)     (17.8)       (0.4)
Net interest expense                                        (201)         (248)           47         19.0       (0.4)       (0.4)
Other income                                                  50            54            (4)        (7.4)       0.1         0.1
                                                        --------      --------      --------     ----------   --------    --------
Loss from operations before provision for
   income taxes                                           (8,054)         (487)       (7,567)    (1,553.8)     (18.1)       (0.7)
Income tax provision (benefit)                                 3           (27)          (30)      (111.1)      --          --
                                                        --------      --------      --------     ----------   --------    --------
Net loss                                                $ (8,057)     $   (460)     $ (7,597)    (1,651.5)%    (18.1)%      (0.7)%
                                                        ========      ========      ========     ==========   ========    ========

         NET SALES. As discussed above, we believe that the significant decrease in the amount of $19.2 million in net sales from $63.6 million in 2003 to $44.4 million in 2004 is primarily due to the following factors: the continued decline in sales of our CD-based products; slower than anticipated growth in sales of our DVD-based products; and the continued operation of private label programs by Best Buy; and a significant decline in sales to OfficeMax. The decline in net sales caused by these factors was partially offset by a substantial increase in sales to Staples.

         We believe that the significant decline in our net sales during 2004 as compared to 2003 resulted in part from the rapid and continued decline in sales of our CD-based products. Predominantly based on market forces, but also partly as a result of our decision to de-emphasize CD-based products, our sales of recordable CD-based products declined by 76.1% to $7.1 million in 2004 from $29.7 million in 2003. Sales of our recordable DVD-based products increased by 50.0% to $29.4 million in 2004 from $19.6 million in 2003. These results suggest that our sales of recordable CD-based products declined by $22.6 million in 2004 as compared to 2003, which decline was only partially offset by an increase in sales of our recordable DVD-based products by $9.8 million for the same periods, resulting in an overall decline of sales of our recordable optical data storage products of $12.8 million in 2004 as compared to 2003.

         Also, an industry-wide decline in CD-based product sales occurred more rapidly than the industry-wide increase in sales of DVD-based data storage products. We believe that lower than expected demand for DVD-based products resulted in part from slower than anticipated growth in DVD-compatible applications and infrastructure. Also, the market for DVD-based products was extremely competitive during 2004 and was characterized by abundant product supplies. We believe that, based on industry forecasts that predicted significant sales growth of DVD-based data storage products, suppliers produced quantities of these products that were substantial and excessive relative to the ultimate demand for those products. As a result of these relatively substantial and excessive quantities, the market for DVD-based data storage products experienced intense competition and downward pricing pressures resulting in lower than expected overall dollar sales. The effects of these factors on sales of our DVD-based products were substantially similar in this regard to that of the data storage industry.

         Two additional factors that we believe contributed to the decline in our sales in 2004 as compared to 2003 were very short product life-cycles and the imminent availability of double-layer recordable DVD drives, which can increase storage capacity to up to twice the capacity of single-layer recordable DVD drives. We believe that these factors led consumers to delay purchases in anticipation of products incorporating faster drive speeds, which allow users to more quickly store and access data, and new technologies.

         We believe that USB portable data storage devices, which are an alternative to optical data storage products, have caused a decline in the relative market share of CD- and DVD-based optical data storage products and likewise caused a decline in our sales of CD- and DVD-based products in 2004. In the third quarter of 2004, we began selling our GigaBank(TM) products, which are compact and portable hard disk drives with a built-in USB connector, and sales of these devices accounted for approximately 27.0% of our total net sales in the fourth quarter of 2004 and 8.7% of our total net sales for the year ended December 31, 2004 with only approximately three months of sales of these devices.

         Another factor contributing significantly to the decline in our net sales during 2004 was the continued and expanded operation of private label programs by Best Buy. Our sales to Best Buy, who was our largest retailer during 2003 and 2002, declined in 2004 to $5.0 million, representing a decrease of 72.5% from $18.2 million in 2003. We believe that this decrease reflects, at least in part, Best Buy's increased sales of private label products that compete with products that we sell.

         Also contributing to the overall decline in net sales for 2004 was a $6.2 million, or 100%, decrease in sales to OfficeMax as compared to 2003. This decline was primarily the result of disagreements with OfficeMax relating to amounts we believed we were owned and deductions claimed by OfficeMax for 2003 and, as a result, we discontinued sales to OfficeMax in January 2004. We entered into a new vendor agreement with OfficeMax in November 2004 in anticipation of resuming sales. As of the date of this prospectus, OfficeMax has paid us for our previously-disputed deductions and we have commenced shipping new orders to OfficeMax. However, we are currently in dispute with OfficeMax concerning certain marketing arrangements and related purchase commitments that we believe were made to us by OfficeMax. There can be no assurance that sales to OfficeMax will continue.

         These decreases in sales to Best Buy and OfficeMax were partially offset by an increase in sales to Staples of $8.7 million, or 158%, for 2004 as compared to 2003.

         In addition, we instituted additional sales incentives and marketing promotions in the third quarter of 2004 in order to lower the quantity of single-layer DVD recordable drives in our retail sales channels to enable a more rapid transition to sales of double-layer DVD recordable drives. Our sales incentives in 2004 were $2.5 million, or 4.2% of gross sales, as compared to $2.9 million, or 3.5% of gross sales, in 2003, all of which was offset against gross sales. Our market development fund and cooperative advertising costs, promotion costs and slotting fees in 2004 were $7.8 million, or 13.0% of gross sales, as compared to $8.4 million, or 10.4% of gross sales in 2003, all of which were offset against gross sales. We incurred additional promotion costs in the fourth quarter of 2004 relating to our double-layer DVD recordable drives.

         Also, sales of certain de-emphasized products declined by $5.8 million to $2.8 million in 2004 from $8.6 million in 2003. A change in the allowance for product returns also resulted in an adjustment of $1.1 million causing an increase in sales in 2004 as compared to an adjustment of $1.4 million causing an increase in sales in 2003, resulting in a decrease of $313,000 in sales in 2004 as compared to 2003.

         The significant decrease in net sales for 2004 was comprised of a decrease in net sales in the amount of $28.9 million resulting from a decrease in the volume of products sold and a decrease in the amount of $313,000 resulting from a change in our reserves for future returns on sales. These decreases were partially offset by an increase in net sales in the amount of $10.0 million resulting from higher average product sales prices. The decrease in the volume of products sold was consistent with reduced sales of our CD-based products, as noted above.

         We have restated our net sales for 2003 to correct an error in the manner in which we accrued for sales incentives and product returns. We previously accrued for sales incentives at the time they were offered. We have corrected the manner in which we accrue for sales incentives to accrue for sales incentives at the time of sale of products to our retailers. We have revised our methodology for estimating future product returns by using the actual historical rate of return by category of similar products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates" above. Our previously-reported net sales for 2003 were $62.2 million. Our restated net sales for 2003 are $63.6 million. Our restatement also resulted in decreases in the amount of reserves for product returns, sales incentives and rebate promotions in the aggregate amount of $41,115 for 2003. See our consolidated financial statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements" included elsewhere in this prospectus.

         GROSS PROFIT. The decrease in gross profit, both in dollar terms and as a percentage of net sales, is primarily due to a reduction in net sales in the amount of $19.2 million, or 30.2%, in 2004 as compared to 2003. Another factor contributing to our decrease in gross profit is an increase in the amount of $1.9 million in our slow-moving and obsolete inventory charges to $2.0 million in 2004 from $125,000 in 2003. In 2004, most inventory over 2-years old was fully reserved for and no material amounts of slow-moving or obsolete inventory were sold in 2004. We plan to take more aggressive measures in 2005 to sell remaining slow-moving or obsolete inventory. Due to the short life-cycle of many of our products resulting from, in part, the effects of technological change, we expect to experience additional slow-moving and obsolete inventory charges in the future. However, we cannot predict with any certainty the future level of these charges.

         In addition, product costs as a percentage of net sales increased to 82.3% in 2004 from 79.6% in 2003. The increase in product costs primarily resulted from increases in sales incentives, market development fund and cooperative advertising costs, rebate promotion costs and slotting fees as a percentage of net sales to 23.3% in 2004 from 17.7% in 2003.

         SELLING, MARKETING AND ADVERTISING EXPENSES. The decrease in selling, marketing and advertising expenses was primarily due to a decline in commissions in the amount of $180,000 as a result of reduced sales volume and a reduction in payroll and related expenses in the amount of $154,000 as a result of fewer personnel.

         GENERAL AND ADMINISTRATIVE EXPENSES. The decrease in general and administrative expenses is primarily due to a reduction in bad debt expense in the amount of $1.3 million. Bad debt expense was $203,000 in 2004 as compared to $1.5 million in 2003. The decrease in general and administrative expenses is also due to a reduction in phone and utilities expenses in the amount of $118,000, a reduction in product design expenses in the amount of $83,000, a reduction in warehouse supplies in the amount of $77,000 and a reduction in outside assembly expenses in the amount of $65,000 resulting from lower sales volume in 2004 as compared to 2003. These reductions were partially offset by an increase in legal expenses in the amount of $430,000 as a result of increased legal fees relating to current litigation and as a result of an adjustment in 2003 for an over-accrual of legal expenses. Legal expenses were $395,000 in 2004 as compared to a credit in the amount of $35,000 in 2003.

         DEPRECIATION AND AMORTIZATION EXPENSES. The decrease in depreciation and amortization expenses is primarily due to accelerated amortization in 2003 on our prior Santa Ana facility which was originally to be leased through 2010. At the beginning of 2003, we decided to move to a larger facility by the end of September 2003 and thus, we accelerated our amortization by $389,000 in 2003.


         IMPAIRMENT OF TRADEMARKS. We conducted a valuation on our Hi-Val(R) and Digital Research Technologies(R) trademarks for possible impairment as of December 31, 2004. Based upon this valuation, we determined that there had been a significant impairment in the value of the trademarks due to lower sales of products under the Hi-Val(R) and Digital Research Technologies(R) brands in 2004 and lower sales forecasted by us for subsequent periods. Therefore, we recorded an impairment in the value of the trademarks of $3.7 million as of December 31, 2004. This impairment will result in a reduction of $509,796 in amortization expense to $68,940 from $578,736 in each of the next five years.


         OTHER INCOME (EXPENSE). Other income (expense) decreased by $43,000 in 2004, as compared to 2003, primarily due to a decrease in interest expense in the amount of $47,000 to $201,000 in 2004 as compared to $248,000 in 2003 as a result of reduced borrowings under our credit facility.

         INCOME TAX EXPENSE (BENEFIT). Income taxes provision increased by $30,000 in 2004 to $3,000 as compared to a $27,000 benefit in 2003. In 2003, our income taxes represented primarily refunds we received.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

                                                                                                                  RESULTS AS A
                                                                                                                   PERCENTAGE
                                                                                     DOLLAR      PERCENTAGE   OF NET SALES FOR THE
                                                               YEAR ENDED           VARIANCE      VARIANCE         YEAR ENDED
                                                              DECEMBER 31,         -----------   -----------      DECEMBER 31,
                                                        -----------------------     FAVORABLE     FAVORABLE   ---------------------
                                                          2003          2002                                    2003        2003
                                                       (RESTATED)    (RESTATED)   (UNFAVORABLE) (UNFAVORABLE) (RESTATED) (RESTATED)
                                                        --------     ----------   ------------- ------------- --------   ----------
                                                                   (in thousands)
Net sales                                              $ 63,587      $ 80,953      $(17,366)       (21.5)%     100.0%      100.0%
Cost of sales                                            54,643        73,564        18,921         25.7        85.9        90.9
                                                       --------      --------      --------      ---------   ---------   ---------
Gross profit                                              8,944         7,389         1,555         21.0        14.1         9.1
Selling, marketing and advertising expenses               1,507         1,438           (69)        (4.8)        2.4         1.8
General and administrative expenses                       6,462         7,361           899         12.2        10.1         9.1
Depreciation and amortization                             1,268         1,224           (44)        (3.6)        2.0         1.5
                                                       --------      --------      --------      ---------   ---------   ---------
Operating income (loss)                                    (293)       (2,634)        2,341         88.9        (0.4)       (3.3)
Net interest expense                                       (248)         (384)          136         35.4        (0.4)       (0.4)
Settlement expense and related legal costs                    0        (5,180)        5,180        100.0        --          (6.4)
Other income                                                 54            39            15         38.5         0.1        --
                                                       --------      --------      --------      ---------   ---------   ---------
Loss from operations before provision for
   income taxes                                            (487)       (8,159)        7,672         94.0        (0.7)      (10.1)
Income tax provision (benefit)                              (27)          686           713        103.9        --           0.8
                                                       --------      --------      --------      ---------   ---------   ---------
Net loss                                               $   (460)     $ (8,845)     $  8,385         94.8%       (0.7)%     (10.9)%
                                                       ========      ========      ========      =========   =========   =========

         NET SALES. The significant decrease in net sales for 2003 is primarily due to our strategic decision to de-emphasize the sale of certain products, coupled with reduced sales of our CD-based products. The principal reason for the reduction in CD-based product sales was reduced promotional activities, such as mail-in and point-of-sale rebates, for these products because of our concentration in the production and sale of our new dual-format DVD recordable devices which we introduced in July 2003. Also contributing to the overall decline in net sales for 2003 was a $13.2 million, or 67.8%, decrease in net sales to OfficeMax as compared to 2002. This decline was primarily the result of our mutual agreement with OfficeMax to discontinue sales between April and October 2003 because we did not want to offer rebates and sales incentives as heavily as OfficeMax believed was necessary. Although we resumed sales of our dual-format DVD recordable drives to OfficeMax in November and December 2003, we experienced disagreements with OfficeMax relating to amounts we believed we were owed and deductions claimed by OfficeMax and, as a result, discontinued sales in January 2004. There can be no assurance that sales to OfficeMax will resume.

         We have restated our net sales for 2003 to correct an error in the manner in which we accrued for sales incentives, product returns and rebate promotions. We previously accrued for sales incentives at the time they were offered. We have corrected the manner in which we accrue for sales incentives to accrue for sales incentives at the time of sale of products to our retailers. We have revised our methodology for estimating future product returns by using the actual historical rate of return by category of similar products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates" above. Our previously-reported net sales for 2003 and 2002 were $62.2 million and $83.5 million, respectively, representing a decrease in net sales in the amount of $21.3 million in 2003 as compared to 2002. Our restated net sales for 2003 and 2002 are $63.6 million and $81.0 million, respectively, representing a decrease in net sales in the amount of $17.4 million in 2003 as compared to 2002. Our restatement also resulted in a reduction in the amount of reserves for product returns, sales incentives and rebate promotions for 2003 in the aggregate amount of $41,115 and a reduction in the amount of reserves for product returns and sales incentives for 2002 in the aggregate amount of $235,816. See our consolidated financial statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements" included elsewhere in this prospectus.

         In addition, our restatement resulted in a change in the components of the decrease in net sales in 2003 as compared to 2002. The decrease in net sales resulting from a decrease in the volume of products sold was previously reported as $40.6 million and as restated is $40.0 million. This decrease was partially offset by an increase in net sales resulting from higher average product sales prices, which was previously reported as $21.7 million and as restated is $21.8 million. The decrease in the volume of products sold was consistent with our strategic decision to de-emphasize the sale of certain products, such as media products, but also resulted from reduced sales of our CD-based products as noted above. The decrease in net sales was also partially due to a change in our reserves for future returns on sales, which was previously reported as $2.4 million and as restated is $935,000.

         GROSS PROFIT. Of the $1.5 million increase in gross profit from $7.4 million in 2002 to $8.9 million in 2003, $1.3 million resulted from our restatement. $1.2 million of the year-to-year increase resulted from an increase of $1.2 million in restated rebate promotions for 2002 as compared to no restatement change in 2003. $680,000 of the year-to-year increase resulted from an increase of $439,000 in the product returns allowance for 2002 as compared to a decrease of $241,000 in the product returns allowance for 2003. These increases were partially offset by a $622,000 year-to-year decrease in restated sales incentives which resulted from a $187,000 increase in 2002 as compared to a $435,000 decrease in 2003.

         A reduction in freight costs from $4.5 million in 2002 to $2.1 million in 2003 contributed $2.4 million to gross profit. Of this $2.4 million reduction, an estimated $1.1 million is due to lower net sales in 2003 as compared to 2002. An estimated $1.3 million is due to both lower air freight costs during 2003 as compared to 2002 primarily because in late 2002 our air freight costs increased significantly due to port strikes in California and the shipment of more product to our warehouse in Irvine, California with freight charges paid by our vendors in 2003 as compared to 2002. Our products are typically shipped from our Asian subcontract manufacturers via less expensive ocean freight as opposed to comparatively costly air freight.

         Another contributing factor to our improvement in gross profit was a $2.0 million reduction in our slow-moving and obsolete inventory charges from $2.1 million, or 2.6% of net sales, for 2002 to $125,000, or 0.2% of net sales, for 2003. During 2002, we reduced the cost of our inventory to market for permanent declines in the market for certain of our products. Many of these slow-moving or obsolete products were subsequently sold at the revised market price, and occasionally we sold slow-moving or obsolete products in excess of revised market prices; however, these amounts were not significant to our results of operations and accounted for less than 1.0% of our total net sales. We had an additional charge to gross profit in 2003 of $214,000 for obsolete inventory sold below the amount reserved. Due to the short life-cycle of many of our products resulting from, in part, the effects of technological change, we expect to experience additional slow-moving and obsolete inventory charges in the future. However, we cannot predict with any certainty the future level of these charges.

         A reduction to gross profit in the amount of $672,000 resulted from a reduction in sales for 2003 as compared to 2002.

         SELLING, MARKETING AND ADVERTISING EXPENSES. The increase in selling, marketing and advertising expenses was primarily due to an increase in advertising expenses of $404,000 offset by a decrease in outside commissions in the amount of $205,000 as a result of reduced sales volume and a decrease in travel related expenses of $66,000.

         GENERAL AND ADMINISTRATIVE EXPENSES. The decrease in general and administrative expenses is primarily due to a reduction in legal expenses of $411,000 as a result of the settlement of certain litigation matters, a $223,000 reduction in payroll and related expenses due to our planned reduced headcount in 2003 for our U.S. operations, a $152,000 reduction in insurance expenses, and a $202,000 reduction in warehouse supplies and outside assembly of product due to lower sales in 2003. These reductions were partially offset by a $179,000 increase in bad debt expenses to $1.5 million in 2003 from $1.3 million in 2002 and a $72,000 increase in product design expenses.


         DEPRECIATION AND AMORTIZATION EXPENSES. The increase in depreciation and amortization expenses is primarily due to accelerated amortization on our prior Santa Ana facility which was originally to be leased through 2010. At the beginning of 2003, we decided to move to a larger facility by the end of September 2003 and thus, we accelerated our amortization by $389,000 in 2003. Amortization of our Hi-Val(R) and Digital Research Technologies(R) trademarks was reduced by $338,000 during 2003 because of our decision in 2002 to increase the useful lives of the trademarks by an additional ten years. As a result, during the second quarter of 2002, we decreased the amount of annual amortization of these trademarks, which was originally based on useful lives of five years.

         OTHER INCOME (EXPENSE). Other income (expense) decreased by $5.3 million as compared to 2002. This significant decrease is primarily due to a $5.2 million expense we recorded in 2002 relating to settlement costs and related legal expenses in connection with a significant litigation matter. During 2003, interest expense decreased by $136,000 to $248,000 due to reduced borrowings under our line of credit.


         INCOME TAX EXPENSE (BENEFIT). Income taxes provision decreased by $712,000 to a $27,000 benefit in 2003 as compared to an expense of $685,000 in 2002. In 2003, our income taxes represented primarily refunds we received. In 2002, our income tax provision represented the write-off of deferred tax assets.


LIQUIDITY AND CAPITAL RESOURCES


         Our principal sources of liquidity have been cash provided by operations and borrowings under our bank and trade credit facilities. Our principal uses of cash have been to finance working capital, capital expenditures and debt service requirements. We anticipate that these uses will continue to be our principal uses of cash in the future. As of March 31, 2005, we had working capital of $6.4 million, an accumulated deficit of $24.2 million, $1.7 million in cash and cash equivalents and $12.8 million in net accounts receivable. This compares with working capital of $7.5 million, an accumulated deficit of $23.1 million, $3.6 million in cash and cash equivalents and $14.6 million in net accounts receivable as of December 31, 2004 and working capital of $11.1 million, an accumulated deficit of $15.0 million, $4.0 million in cash and cash equivalents and $18.4 million in net accounts receivable as of December 31, 2003.

         For the quarter ended March 31, 2005, our cash decreased $1.9 million, or 52.8%, from $3.6 million to $1.7 million as compared to an increase of $507,000, or 12.7%, for the quarter ended March 31, 2004 from $4.0 million to $4.5 million. For the year ended December 31, 2004, our cash decreased $418,000, or 10.5%, from $4.0 million to $3.6 million as compared to a decrease of $1.1 million, or 21.6%, for the year ended December 31, 2003 from $5.1 million to $4.0 million.

         Cash used in our operating activities totaled $1.5 million during the first quarter of 2005 as compared to cash used in our operating activities of $600,000 during the first quarter of 2004. This $900,000 increase in cash used in our operating activities primarily resulted from a decrease of $6.5 million in net sales in the first quarter of 2005 as compared to the first quarter of 2004. This decrease in net sales and other factors resulted in a $4.5 million decrease in cash resulting from an increase in accounts receivable and a $3.0 million decrease in cash from an increase in our inventory. These decreases in cash were partially offset by increases in cash resulting from a $1.6 million increase in accounts payable and accrued expenses, a $4.5 million increase in the use of our trade credit facilities with related parties, a decrease in legal settlements payable of $1.0 million as we made the final payment in the first quarter of 2004 on the settlement of a litigation matter, a $620,000 increase in reserves for product returns and allowances, and a $261,000 increase in our reserve for obsolete inventory.

         Cash provided by our investing activities totaled $777,000 during the first quarter of 2005 as compared to cash provided by our investing activities of $1.2 million during the first quarter of 2004. Our investing activities consisted of restricted cash related to our United National Bank loan and purchases of property and equipment.

         Cash used in our financing activities totaled $1.2 million during the first quarter of 2005 as compared to $8,000 for the first quarter of 2004. We paid down $2.2 million of our United National Bank loan through funds generated by our operations during the first quarter of 2005. We paid down the balance of $3.8 million of our United National Bank loan through our new line of credit with GMAC Commercial Finance and we borrowed an additional $1.0 million on our GMAC Commercial Finance line of credit during the first quarter of 2005.

         Cash used in our operating activities totaled $1.6 million during the year ended December 31, 2004 as compared to cash provided by our operating activities of $3.6 million during the year ended December 31, 2003. This decrease of $5.1 million in cash provided by our operating activities primarily resulted from:

         o a $19.2 million decrease in net sales in 2004 as compared to 2003;
         o a $10.8 million decrease in the use of our trade credit facilities as a result of the decrease in net sales;
         o a $1.2 million decrease in other accounts payable, also as a result of the decrease in net sales; and
         o a $1.3 million decrease in the allowance for doubtful accounts relating to the writeoff of our reserve for past due accounts receivable primarily associated with the acquisition of IOM Holdings, Inc., the magnitude of which is not expected to occur in future periods.

         These decreases in cash were partially offset by:

         o a $1.9 million decrease in warehouse, consigned and in-transit inventory, primarily as a result of the decrease in net sales;
         o a $4.5 million decrease in accounts receivable, also as a result of the decrease in net sales;
         o a $1.9 million increase in our reserve for slow-moving and obsolete inventory;
         o a $3.7 million increase in our writedown of our Hi-Val(R) and Digital Research Technologies(R) trademarks;
         o an $892,000 increase in accrued expenses, including increased accrued market development fund and cooperative advertising costs, promotion costs and slotting fees; and
         o a $1.0 million decrease in legal settlements payable as we made the final payment to settle the Vakili litigation in the first quarter of 2004.

         Cash provided by our investing activities totaled $1.1 million during 2004 as compared to cash used in our investing activities of $174,000 during 2003. Our investing activities in 2004 consisted of a reduction of $1.1 million in restricted cash related to our United National Bank loan offset by $22,000 for purchases of property and equipment.

         Cash provided by our financing activities totaled $24,000 during 2004 as compared to cash used in our financing activities of $4.5 million for 2003. We paid down $7.0 million of our $10.4 million ChinaTrust Bank loan balance in early 2003 through funds generated by our operations. In September 2003, we paid the remaining balance of $3.4 million with our new line of credit through United National Bank. We borrowed $2.5 million more under our United National Bank line of credit, net of interim payments, to fund our operations. We also used $83,000 for the repurchase of shares of our common stock in 2003. We have no further plans relating to the repurchase of shares of our common stock.

         On August 15, 2003, we entered into an asset-based business loan agreement with United National Bank. The agreement provided for a revolving loan of up to $6.0 million secured by substantially all of our assets and initially was to expire on September 1, 2004 and which, on numerous occasions in 2004 and 2005, was extended to its final expiration date on March 11, 2005. Advances of up to 65% of eligible accounts receivable bore interest at a floating interest rate equal to the prime rate of interest as reported in The Wall Street Journal plus 0.75%. On March 9, 2005, we replaced our asset-based line of credit with United National Bank with an asset-based line of credit with GMAC Commercial Finance.


         Our asset-based line of credit with GMAC Commercial Finance expires on March 9, 2008 and allows us to borrow up to $10.0 million. The line of credit bears interest at a floating interest rate equal to the prime rate of interest plus 0.75%. This interest rate is adjustable upon each movement in the prime lending rate. If the prime lending rate increases, our interest rate expense will increase on an annualized basis by the amount of the increase multiplied by the principal amount outstanding under our credit facility. Our obligations under our loan agreement with GMAC Commercial Finance are secured by substantially all of our assets and guaranteed by our wholly-owned subsidiary, IOM Holdings, Inc. The loan agreement has one financial covenant which requires us to have a fixed charge coverage ratio of at least 1.2 to 1.0 for the three months ended June 30, 2005 and the six months ended September 30, 2005. The ratio becomes 1.5 to 1.0 for the nine months ended December 31, 2005, for the twelve month period ending March 31, 2006 and for each twelve month period ending on the end of each calendar quarter thereafter. We have been in violation of this financial covenant in the past and may be in violation of this financial covenant in the future. If we are unable to attain the financial covenant ratios, then GMAC Commercial Finance has the option to immediately terminate the line of credit and the unpaid principal balance and all accrued interest on the unpaid balance will then be immediately due and payable. If the loan were to be called and we were unable to obtain alternative financing, we would lack adequate funds to acquire inventory in amounts sufficient to sustain or expand our current sales operation. In addition, we would be unable to fund our day-to-day operations.

     Our new credit facility was initially used to pay off our outstanding loan balance as of March 10, 2005 with United National Bank, which balance was approximately $3.8 million, and was also used to pay $25,000 of our closing fees in connection with securing the credit facility. As of March 31, 2005, we owed GMAC Commercial Finance approximately $4.8 million and had available to us approximately $284,000 of additional borrowings.

         On June 6, 2005, we entered into a new trade credit facility with Lung Hwa Electronics that replaced our previous $10.0 million trade credit facility. Under the terms of the new facility, Lung Hwa Electronics has agreed to purchase and manufacture inventory on our behalf. We can purchase up to $15.0 million of inventory through Lung Hwa Electronics as an international purchasing office or manufactured by Lung Hwa Electronics. For inventory purchased through Lung Hwa Electronics, the payment terms are 120 days following the date of invoice by Lung Hwa Electronics. Lung Hwa Electronics charges us a 5% handling fee on a supplier's unit price. A 2% discount of the handling fee is applied if we reach an average running monthly purchasing volume of $750,000. Returns made by us, which are agreed to by a supplier, result in a credit to us for the handling charge. For inventory manufactured by Lung Hwa Electronics, the payment terms are 90 days following the date of invoice by Lung Hwa Electronics. Upon effectiveness of the trade credit facility, we paid $1.5 million to Lung Hwa Electronics as an early payment for all invoices coming due for payment. Any early payment funds remaining three months after the date of the commencement of the trade credit facility are to be refunded to us immediately. Once the $1.5 million has been exhausted, or three months from the date of the commencement of the trade credit facility has expired, whichever is sooner, we are to pay Lung Hwa Electronics, within one week of the purchase order, 10% of the purchase price on any purchase orders issued to Lung Hwa Electronics as a down-payment for the order. The trade credit facility has an initial term of one year after which the facility will continue indefinitely if not terminated at the end of the initial term. At the end of the initial term and at any time thereafter, either party has the right to terminate the facility upon 30 days' prior written notice to the other party. As of March 31, 2005, we owed Lung Hwa Electronics $488,000 in trade payables.


         In February 2003, we entered into a Warehouse Services and Bailment Agreement with Behavior Tech Computer (USA) Corp., or BTC USA. Under the terms of the agreement, BTC USA has agreed to supply and store at our warehouse up to $10.0 million of inventory on a consignment basis. We are responsible for insuring the consigned inventory, storing the consigned inventory for no charge, and furnishing BTC USA with weekly statements indicating all products received and sold and the current level of consigned inventory. The agreement also provides us with a trade line of credit of up to $10.0 million with payment terms of net 60 days, without interest. The agreement may be terminated by either party upon 60 days' prior written notice to the other party. As of March 31, 2005, we owed BTC USA $6.8 million under this arrangement. BTC USA is a subsidiary of Behavior Tech Computer Corp., one of our significant stockholders. Mr. Steel Su, a director of I/OMagic, is the Chief Executive Officer of Behavior Tech Computer Corp. See "Certain Relationships and Related Transactions."

         Lung Hwa Electronics and BTC USA provide us with significantly preferential trade credit terms. These terms include extended payment terms, substantial trade lines of credit and other preferential buying arrangements. We believe that these terms are substantially better terms than we could likely obtain from other subcontract manufacturers or suppliers. In fact, we believe that our trade credit facility with Lung Hwa Electronics is likely unique and could not be replaced through a relationship with an unrelated third party. If either of Lung Hwa Electronics or BTC USA does not continue to offer us substantially the same preferential trade credit terms, our ability to finance inventory purchases would be harmed, resulting in significantly reduced sales and profitability. In addition, we would incur additional financing costs associated with shorter payment terms which would also cause our profitability to decline. See "Certain Relationships and Related Transactions."

         Our net loss increased 898% to $1.2 million for the first quarter of 2005 from $145,000 for the first quarter of 2004, primarily resulting from a 41.9% decline in net sales to $9.0 million in the first quarter of 2005 from $15.5 million in the first quarter of 2004. Our net loss increased 1,661% to $8.1 million in 2004 from $460,000 in 2003, primarily resulting from a 30.2% decline in net sales to $44.4 million in 2004 from $63.6 million in 2003. If either the absolute level or the downward trend of our net loss or net sales continues or increases, we could experience significant shortages of liquidity and our ability to purchase inventory and to operate our business may be significantly impaired, which could lead to further declines in our operating performance and financial condition.


         We retain most risks of ownership of products in our consignment sales channels. These products remain our inventory until their resale by our retailers. The turnover frequency of our inventory on consignment is critical to generating regular cash flow in amounts necessary to keep financing costs to targeted levels and to purchase additional inventory. If this inventory turnover is not sufficiently frequent, our financing costs may exceed targeted levels and we may be unable to generate regular cash flow in amounts necessary to purchase additional inventory to meet the demand for other products. In addition, as a result of our products' short life-cycles, which generate lower average selling prices as the cycles mature, low inventory turnover levels may force us to reduce prices and accept lower margins to sell consigned products. If we fail to select high turnover products for our consignment sales channels, our sales, profitability and financial resources may decline.

         If, like Best Buy, any other of our major retailers, or a significant number of our smaller retailers, implement or expand private label programs covering products that compete with our products, our net sales will likely continue to decline and our net losses are likely to increase, which in turn could have a material and adverse impact on our liquidity, financial condition and capital resources. We expect the decline in our sales to Best Buy to continue in subsequent reporting periods as a result of continued private label programs; however, management intends to use its best efforts to insure that we retain Best Buy as one of our major retailers. We cannot assure you that Best Buy will remain one of our major retailers or that we will successfully sell any products through Best Buy.


         We believe that the significant decline in our net sales during the first quarter of 2005, as compared to the same period in 2004, resulted in part from a continued decline in sales of our CD-based products, lower average selling prices of DVD-based products, slower than anticipated growth and a decline in sales of our DVD-based products, and the continued operation of private label programs by Best Buy.

         Despite the decline in our results of operations in during the first quarter of 2005 and for the year 2004, we believe that current and future available capital resources, revenues generated from operations, and other existing sources of liquidity, including our trade credit facilities with Lung Hwa Electronics and BTC USA and our credit facility with GMAC Commercial Finance will be sufficient to fund our anticipated working capital and capital expenditure requirements for at least the next twelve months. If, however, our capital requirements or cash flow vary materially from our current projections or if unforeseen circumstances occur, we may require additional financing. Our failure to raise capital, if needed, could restrict our growth, limit our development of new products or hinder our ability to compete.


BACKLOG


         Our backlog at March 31, 2005 was $4.4 million as compared to a backlog at March 31, 2004 of $3.6 million. Based on historical trends, we anticipate that our March 31, 2005 backlog may be reduced by approximately 10.3%, or $453,000, to a net amount of $4.0 million as a result of returns and reclassification of certain expenses as reductions to net sales.

         Our backlog at December 31, 2004 was $3.7 million as compared to a backlog at December 31, 2003 of $5.3 million. Based on historical trends, we anticipate that our December 31, 2004 backlog may be reduced by approximately 11%, or approximately $400,000, to a net amount of $3.3 million as a result of returns and reclassification of certain expenses as reductions to net sales.

         Our backlog may not be indicative of our actual sales beyond a rotating six-week cycle. The amount of backlog orders represents revenue that we anticipate recognizing in the future, as evidenced by purchase orders and other purchase commitments received from retailers. The shipment of these orders for non-consigned retailers or the sell-through of our products by consigned retailers causes recognition of the purchase commitments as revenue. However, there can be no assurance that we will be successful in fulfilling such orders and commitments in a timely manner, that retailers will not cancel purchase orders, or that we will ultimately recognize as revenue the amounts reflected as backlog based upon industry trends, historical sales information, returns and sales incentives.

CONTRACTUAL OBLIGATIONS

         The following table outlines payments due under our significant contractual obligations over the next five years, exclusive of interest:


                                                                    PAYMENTS DUE BY PERIOD
                                       --------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                                 LESS THAN 1           1-3             4-5            AFTER 5
AT DECEMBER 31, 2004                      TOTAL             YEAR             YEARS           YEARS            YEARS
- -----------------------                ------------     ------------     ------------     ------------     ------------
Long Term Debt                         $         --     $         --     $         --     $         --     $         --
Capital Lease Obligations                        --               --               --               --               --
Operating Leases                            608,097          368,771          233,506            5,820               --
Unconditional Purchase Obligations               --               --               --               --               --
                                       ------------     ------------     ------------     ------------     ------------
Total Contractual Cash Obligations     $    608,097     $    368,771     $    233,506     $      5,820     $         --
                                       ============     ============     ============     ============     ============

         The above table outlines our obligations as of December 31, 2004 and does not reflect the changes in our obligations that occurred after that date.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

         In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations". FIN No. 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and
(or) method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005 (which would be December 31, 2005 for calendar-year companies). Retrospective application of interim financial information is permitted but is not required. We do not expect adoption of FIN No. 47 to have a material impact on our financial statements.

         In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". SFAS 123(R) amends SFAS No. 123, "Accounting for Stock-Based Compensation", and APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the company's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of a company's shares or other equity instruments. This statement is effective (1) for public companies qualifying as SEC small business issuers, as of the first interim period or fiscal year beginning after December 15, 2005, or (2) for all other public companies, as of the first interim period or fiscal year beginning after June 15, 2005, or (3) for all nonpublic entities, as of the first fiscal year beginning after December 15, 2005. On April 14, 2005, the Securities and Exchange Commission amended the compliance dates to allow companies to implement Statement No. 123R at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005, or December 15, 2005 for small business issuers. Management is currently assessing the impact of this statement on its financial position and results of operations.

         In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment to Opinion No. 29, "Accounting for Nonmonetary Transactions". SFAS No. 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. This statement is not applicable to us.

         In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions". The FASB issued this statement as a result of the guidance provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". SOP 04-2 applies to all real estate time-sharing transactions. Among other items, the SOP provides guidance on the recording of credit losses and the treatment of selling costs, but does not change the revenue recognition guidance in SFAS No. 66, "Accounting for Sales of Real Estate", for real estate time-sharing transactions. SFAS No. 152 amends Statement No. 66 to reference the guidance provided in SOP 04-2. SFAS No. 152 also amends SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that SOP 04-2 provides the relevant guidance on accounting for incidental operations and costs related to the sale of real estate time-sharing transactions. SFAS No. 152 is effective for years beginning after June 15, 2005, with restatements of previously issued financial statements prohibited. This statement is not applicable to us.

         In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS No. 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) under the guidance in ARB No. 43, Chapter 4, "Inventory Pricing". Paragraph 5 of ARB No. 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. This statement is not applicable to us.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


         Our operations were not subject to commodity price risk during 2004 or during the first three months of 2005. Our sales to a foreign country (Canada) were approximately 1.8% of our total sales for 2004 and for the first three months of 2005, and thus we experienced negligible foreign currency exchange rate risk. We do not hedge against this risk.

         We currently have an asset-based business loan agreement with GMAC Commercial Finance in the amount of up to $10.0 million. The line of credit provides for an interest rate equal to the prime lending rate as reported in The Wall Street Journal plus 0.75%. This interest rate is adjustable upon each movement in the prime lending rate. If the prime lending rate increases, our interest rate expense will increase on an annualized basis by the amount of the increase multiplied by the principal amount outstanding under the GMAC Commercial Finance business loan agreement.

                                    BUSINESS

COMPANY OVERVIEW


         We operate primarily in the data storage industry and, to a much lesser extent, we also sell digital entertainment and other products. We sell our products primarily in the United States and, to a much lesser extent, in Canada, together known as the North American retail marketplace. During 2004, sales generated within the United States accounted for approximately 98.2% of our net sales and sales generated within Canada accounted for approximately 1.8% of our net sales. For the years ended December 31, 2003 and 2002 sales generated within the United States accounted for approximately 98.5 % and 99.0%, respectively, of our net sales and sales generated within Canada accounted for approximately 1.5% and 1.0%, respectively, of our net sales.

         Our product offerings predominantly consist of optical data storage products and portable magnetic data storage products. Our optical data storage products include recordable compact disc, or CD, drives and recordable digital video or versatile disc, or DVD, drives. Our CD and DVD drives are primarily for use with personal computers, or PCs. Although we have sold various media in the past, such as floppy disks and CDs, we do not currently sell media products. Our portable magnetic data storage products, which we call our GigaBank(TM) products, consist of compact and portable universal serial bus, or USB, hard disk drives that plug into any standard USB port and that provide from 2.2 gigabytes, or 2,200 megabytes, to up to 100 gigabytes, or 100,000 megabytes, of storage capacity, depending on the user's operating system and other factors. We have designed our GigaBank(TM) products as cost-effective portable alternatives to flash media devices and standard hard disk drives. Our data storage products accounted for approximately 99% of our net sales for the three months ended March 31, 2005 and for the year 2004. We also sell digital entertainment and other products, which accounted for only approximately 1% of our net sales for that period.

         For the years ended December 31, 2004 and 2003, we believe that we achieved the number three and one market shares, respectively, in both unit and dollar sales of "after-market" compact disc rewritable, or CD-RW, drives in North America. "After-market" products are products not built into a PC at the time of its initial purchase. We launched our dual-format recordable DVD drives in July 2003. We believe that we were able to achieve the number two market share in both unit and dollar sales of after-market recordable DVD drives in North America during 2004. We believe that the markets for DVD-based data storage products and for compact and portable magnetic data storage devices, such as our GigaBank(TM) products, will experience significant growth over the next few years and that we are in a position to benefit from this growth in terms of sales and market share.

         We sell our products through computer, consumer electronics and office supply superstores and other major North American retailers, including Best Buy, Best Buy Canada, Circuit City, CompUSA, Fred Meyer Stores, Microcenter, Office Depot, RadioShack, Staples, and Target. We sell our products in over 10,000 retail locations throughout North America. Our retailers collectively operate retail locations throughout North America. We also have relationships with other retailers, catalog companies and Internet retailers such as Buy.com, Dell, PC Mall and Tiger Direct.


         Our sales have historically been seasonal. The seasonality of our sales is in direct correlation to the seasonality experienced by our retailers and the seasonality of the consumer electronics industry. After adjusting for the addition of new retailers, our fourth quarter has historically generated the strongest sales, which correlates to well-established consumer buying patterns during the Thanksgiving through Christmas holiday season. Our first and third quarters have historically shown some strength from time to time based on post-holiday season sales in the first quarter and back-to-school sales in the third quarter. Our second quarter has historically been our weakest quarter for sales, again following well-established consumer buying patterns.


         Our most significant retailers during the past few years have been Best Buy, Circuit City, CompUSA, Office Depot and Staples. Collectively, these five retailers accounted for 80% of our net sales during 2004, including 32%, 17%, 11%, 10% and 10% of our total net sales for that period which were generated from Staples, Circuit City, Best Buy, Office Depot and CompUSA, respectively.

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

         We market our products primarily under one brand name. Our primary brand name is I/OMagic(R). We also, from time to time, market products under our Hi-Val(R) and Digital Research Technologies(R) brand names. We sell our data storage products primarily under our I/OMagic(R) brand name, bundling various hardware devices with different software applications to meet different consumer needs.

         We do not directly manufacture any of the products that we sell. We subcontract manufacture or source our products in Asia, predominantly in Taiwan and China, which allows us to offer products at highly competitive prices. Most of our subcontract manufacturers and suppliers have substantial product development resources and facilities, and are among the major component manufacturers and suppliers in their product categories, which we believe affords us substantial flexibility in offering new and enhanced products. Some of our largest subcontract manufacturers and suppliers are also our stockholders, including Behavior Tech Computer Corp. and its affiliated companies, or BTC, and Lung Hwa Electronics Co., Ltd. BTC and Lung Hwa Electronics also provide us with significant trade lines of credit. We believe that BTC is among the largest optical storage drive manufacturers in the world and Lung Hwa Electronics is a supplier of USB hard disk drives, including some of our GigaBank(TM) products, as well as a major manufacturer of digital entertainment products. Certain of these subcontract manufacturers and suppliers provide us with significant benefits by allowing us to purchase products on terms more advantageous than we believe are generally available in our industry. These advantageous terms include generous trade lines of credit and extended payment terms which allows us to utilize more capital resources for other aspects of our business. See "Management," "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."


         I/OMagic Corporation was incorporated under the laws of the State of Nevada in October 1992. We have one subsidiary, IOM Holdings, Inc., a Nevada corporation. Our principal executive offices are located in Irvine, California and our main telephone number is (949) 707-4800.

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

INDUSTRY OVERVIEW

         Storing, managing, protecting, retrieving and transferring data has become critical to individuals and businesses due to their increasing dependence on and participation in data-intensive activities. The data storage industry is growing in response to the needs of individuals and businesses to store, manage, protect, retrieve and transfer increasing amounts of data resulting from:

         o the growth in the number of PCs, and the increase in the number, size and complexity of computer networks and software programs;

         o the emergence and development of new data-intensive activities, such as e-mail, e-commerce, and the increasing availability of products and services over the Internet, together with the rise in bandwidth available to access and download data from over the Internet; and

         o the existence and availability of increasing amounts of digital entertainment data, such as music, movie, photographic, video game and other multi-media data.

         Traditional PC data generally includes document, e-mail, financial and historical, software program and other data. The data storage industry has grown significantly over the last two decades as the PC has become a virtually indispensable tool in the home and office, resulting in increasing amounts of traditional PC data. As a result of these and other developments, traditional PC data storage requirements have correspondingly increased.

         Digital entertainment data generally includes music, photographic, movie and video game data. For nearly two decades, music has been offered on CDs as the prevailing standard. In the mid-to-late 1990s, the ability to copy CDs, and to download, remix, and copy or "burn" music to a personalized CD began to gain popularity and made the recordable CD drive, or "CD burner," a desirable component of the PC. With the growth and acceptance of the Internet and the advent of on-line music availability, the demand for on-line music has increased and as a result, the demand for faster and easier data storage and retrieval has grown.

         We believe that the increasing amount of traditional PC and digital entertainment data that is being generated and used is stimulating increased demand for products offering data storage, management, protection, retrieval and transfer. We also believe that those products that offer flexibility and high-capacity storage in a cost-effective, user-friendly manner are in highest demand.


   KEY FACTORS DRIVING GROWTH IN THE DATA STORAGE INDUSTRY

         We believe that the following factors, among others, are driving and will continue to drive growth in the data storage industry:


         o INCREASED DATA-INTENSIVE USE OF THE INTERNET. As individuals and businesses continue to increase their data-intensive use of the Internet for communications, commerce and data retrieval, the corresponding need to utilize data storage devices for the storage, management, protection, retrieval and transfer of data -- especially high-capacity, cost-effective data storage devices -- will continue to grow. In addition, bandwidth is increasing and is expected to continue to increase. Increasing bandwidth allows faster data transfer rates over the Internet and makes use of the Internet for data-intensive activities more convenient and cost-effective.

         o GROWTH IN NEW TYPES OF DATA. The growth in new types of data such as music, photographic, movie, and video game data, including high-resolution audio and video data, requires far greater storage capacity than traditional PC text data. We believe that individual consumers and businesses increasingly depend on their abilities to store, manage, protect, retrieve and transfer these types of data using data storage devices.

         o GROWTH IN THE CRITICAL IMPORTANCE OF DATA. Business databases contain information about customers, suppliers, competitors and industry trends that may be analyzed and potentially transformed into a valuable asset and a competitive advantage. Efficiently storing, managing, protecting, retrieving and transferring this information has become increasingly important to many businesses.

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

         o DECREASE IN THE COST OF STORING DATA. The cost of data storage continues to decrease with advances in technology and improved manufacturing processes. This decrease in cost encourages and enables individuals and businesses to purchase more data storage media and devices.

         o CONVERGENCE OF TECHNOLOGIES. Product offerings are beginning to embody the convergence of data storage and digital entertainment playback technologies. For instance, a digital video recorder, or DVR, can operate as the primary tool for storage, management, protection, retrieval and transfer of traditional PC data as well as digital entertainment data such as music, photos, movies, video games and other multi-media.

   TYPES OF DATA STORAGE MEDIA

         The following types of data storage media are the principal means through which traditional PC data as well as digital entertainment data can be stored, managed, protected, retrieved and transferred:


         o MAGNETIC. Magnetic data storage drives store digital data by magnetically altering minutely small areas of a magnetic media surface so that specific areas represent either a "1" or a "0." Indeed, all digital data is comprised of different combinations of "1s" and "0s" regardless of the media on which the data is stored. Examples of magnetic data storage media include floppy disks, Zip(R) disks, magnetic tape and hard disk drives, including compact and portable hard disk drives, such as our GigaBank(TM) products.


         o OPTICAL. Optical data storage drives store digital data by using lasers to alter minutely small areas of an optical media surface. Examples of optical data storage media include CDs and DVDs.

         o SOLID STATE. Solid state storage devices store digital data by applying electronic charges to alter minutely small areas of a memory chip or card. Examples of solid state media include flash memory chips, flash memory cards and thumbdrives. Thumbdrives are more commonly known as universal serial bus, or USB, drives which are small, portable flash memory devices that plug into any standard USB drive. Solid state media is typically used for digital data storage in digital cameras, personal digital assistants, or PDAs, cellular phones and MP3 players.

   RELATIVE ADVANTAGES AND DISADVANTAGES OF TYPES OF DATA STORAGE MEDIA

         Each of the principal types of data storage media generally available to consumers has certain advantages and disadvantages. These include:

      MAGNETIC MEDIA


         o HARD DISKS. Hard disks are fixed media and typically are not removable, thus prohibiting the physical transport of data and portability of the drive itself. Relative to other available media, hard disks have high capacity, holding up to approximately 500 gigabytes, or 500,000 megabytes, depending on the user's operating system and other factors, and offer a low cost per megabyte. Hard disks have a fixed storage capacity and are not scalable. Hard disks offer fast data access times and data transfer rates and generally good reliability, but data protection and retrieval is dependent on drive reliability. Hard disks require another device or medium for data back-up purposes or for data transportability; however certain hard disk drives, such as our GigaBank(TM) products, allow physical transport of data and drive portability.


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


         o FLOPPY DISKS. Floppy disks are removable media allowing physical transport of data. External floppy disk drives allow portability of the drive itself. Floppy disks benefit from being "legacy" products with a large existing user base and a low cost per unit for a floppy disk. Relative to other available media, floppy disks have extremely low capacity, holding up to approximately 1.44 megabytes per disk depending on the user's operating system and other factors, and represent a very high cost per megabyte. In addition, floppy disks typically employ older, less efficient storage, management, protection, retrieval and transfer technology, and offer moderate data access times and data transfer rates, moderate reliability and a tendency towards degradation over time which risks the loss of data stored on the disk.


         o ZIP(R) DISKS. Zip(R) disks are removable media allowing physical transport of data. External Zip(R) disk drives allow portability of the drive itself. Relative to other available media, Zip(R) disks have moderate capacity, holding up to approximately 750 megabytes per disk depending on the user's operating system and other factors, and represent a moderate cost per megabyte. Zip(R) disks themselves have a moderate cost per unit and offer moderate data access times and data transfer rates. A special Zip(R) drive is required to utilize Zip(R) disk technology and media.


         o MAGNETIC TAPE. Magnetic tape is removable media allowing physical transport of data. Magnetic tape drives are typically larger than other storage drives, making them comparatively less portable. Relative to other available media, magnetic tape has moderate to high capacity, holding up to approximately 80 gigabytes, or 80,000 megabytes, depending on the user's operating system and other factors, and represents a moderate cost per megabyte. While magnetic tape itself is not expensive, magnetic tape drives have a high cost per unit. Magnetic tape media typically employs older, less efficient storage, management, protection, retrieval and transfer technology, and offers slow data access times but fast data transfer rates, moderate reliability and a tendency towards degradation over time which risks the loss of data stored on the tape.

      OPTICAL MEDIA


         o COMPACT DISCS. CDs are removable media allowing physical transport of data. External CD drives allow portability of the drive itself. Relative to other available media, CDs have moderate capacity, holding up to approximately 700 megabytes, depending on the user's operating system and other factors, and offer virtually unlimited storage capacity with the use of additional low cost CDs. CDs offer only moderate data access times and data transfer rates as compared to hard disk technologies; however, new technology continues to improve data access times for this media. CDs are also compatible with numerous devices ranging from PCs to CD and DVD players typically found in the home and office. Unlike hard disks, the integrity of data protection and retrieval is not drive-dependent, since a reliability problem with an optical drive will not affect digital data already stored on a CD, and ease of transport allows access to data using another drive if a problem exists with a user's primary drive unit. In addition, unlike magnetic media, use of CDs results in limited or no degradation of the CD itself.


         o DIGITAL VIDEO OR DIGITAL VERSATILE DISCS. The relative advantages and disadvantages of DVD drives and media are generally the same as for CD drives and media. However, as compared to other available media, DVDs are moderate to high capacity, holding up to approximately 4.3 gigabytes, or 4,300 megabytes, on a single-layer DVD drive and up to 8.5 gigabytes, or 8,500 megabytes, on a double-layer DVD drive, depending on the user's operating system and other factors.

      SOLID STATE MEDIA


         o FLASH MEMORY CHIPS. Flash memory chips are generally not removable media. Typically, flash memory chips are used in portable devices such as digital cameras, PDAs and cellular phones. Relative to other available media, flash memory chips have moderate capacity, holding up to approximately 2 gigabyte, or 2,000 megabytes, depending on the user's operating system and other factors, and offer very high cost per megabyte and high cost per unit. Flash memory chips are highly reliable, consume very little power and offer very fast data access times and data transfer rates, but require another device or medium for data back-up purposes.


         o FLASH MEMORY CARDS. The relative advantages and disadvantages of flash memory cards are generally the same as for flash memory chips. However, flash memory cards are removable media allowing physical transport of data.

   INDUSTRY CHALLENGES AND TRENDS


         We believe that the challenges currently facing the data storage industry include:

         o NEED FOR HIGH-CAPACITY, COST-EFFECTIVE AND FLEXIBLE MEDIA AND RELATED DATA STORAGE DEVICES. We believe that, as a result of the rapid growth in data and in new applications requiring or using high data-content movies, photos, music and games and other multi-media content, the data storage industry needs to offer higher capacity, more cost-effective and flexible media and data storage devices. To meet this need, the data storage industry has shifted its product offerings to DVD-based technologies as well as to compact and portable hard disk drives such as our GigaBank(TM) products.

         o        NEED TO IDENTIFY AND SATISFY CONSUMER DEMANDS AND PREFERENCES.
                  The data storage industry is characterized in part by rapidly changing consumer demands and preferences for higher levels of product performance and functionality. We believe that, to be successful, companies in this industry must closely identify changes in consumer demands and preferences and introduce both new and enhanced data storage products to provide higher levels of performance and functionality than existing products.

         We believe that trends in the data storage industry include the trend toward higher capacity optical storage media and related drives, including the trend away from CD-based media and devices and towards DVD-based media and devices. We believe that unit sales of recordable CD drives in the North American retail marketplace declined to approximately 1.5 million in 2004 from approximately 3.5 million in 2003, while unit sales of recordable DVD drives grew to approximately 2.2 million in 2004 from approximately 1.1 million in 2003. This decline in unit sales of recordable CD drives represents a 57% decrease in 2004 from 2003 and the growth in unit sales of recordable DVD drives represents in excess of a 100% increase in 2004 from 2003.

         Another trend in the data storage industry is the progression toward smaller, more portable hard disk drives such as our GigaBank(TM) products.

         Developing trends in the data storage industry include the early adoption of super-high-capacity optical data storage devices using technology such as Blu-ray DVD or High-definition DVD. Blu-ray DVD technology is expected to expand DVD capacity up to tenfold and is expected to allow, for the first time in a device widely available to consumers, the storage and retrieval of high definition videos and images for playback on high-definition DVD players and compatible televisions and monitors. A competing new technology also exists called High-definition DVD, or HD-DVD. The storage capacity of HD-DVD is limited to approximately 60% of a Blu-ray DVD. Proponents of HD-DVD technology contend, however, that it has less compatibility problems with existing DVD technology as compared to Blu-ray DVD technology and that data compression software reduces the importance of the greater storage capacity offered by Blu-ray DVD technology.

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

         It is not yet clear whether Blu-ray DVD or HD-DVD will become the dominant technology, if they will coexist, or if a new technology will emerge. Nonetheless, we believe that the increased performance offered by these technologies will likely result in increased consumer demand for optical data storage devices. Furthermore, we believe that regardless of which technology becomes the dominant technology, we will be able to incorporate either technology into our product offerings in much the same way as we do today with the large number of format types ranging from recordable and rewritable CD-based products to DVD-based products.

THE I/OMAGIC SOLUTION


         We sell optical and magnetic data storage products in the North American retail marketplace. We believe that we possess a combination of core competencies that provide us with a competitive advantage, including the ability to successfully identify consumer needs and preferences, use our sales and distribution channels to sell new and enhanced products, efficiently bring to market newly developed products and enhanced products, efficiently manage our product supply chain, and use our brands and merchandising efforts to market and sell data storage products. In addition, we sell digital entertainment and other products in the North American retail marketplace.


         Successfully executing our core competencies yields substantial benefits including the ability to:

         o rapidly bring both new and enhanced products to market in a cost-effective manner;

         o offer high-value products which combine performance, functionality and reliability at competitive prices; and

         o establish and maintain a large market presence for our core data storage product offerings resulting in significant market share.


         We work closely with our retailers to promote our products, monitor consumer demands and preferences and stay at the forefront of the market for data storage products. We also work closely with our subcontract manufacturers and suppliers and benefit from their substantial research and development resources and economies of scale. As a result of working with our retailers, subcontract manufacturers and suppliers, we are able to rapidly bring new and enhanced data storage products to market in a cost-effective manner.

         The market intelligence we gain through consultation with our retailers, subcontract manufacturers and suppliers enables us to deliver products that combine performance and functionality demanded by the marketplace. Obtaining these products through our subcontract manufacturers and suppliers, along with efficient management of our supply chain, allows us to offer these products at competitive prices.


         We sell our products through computer, consumer electronics and office supply superstores and other retailers who collectively operate retail locations throughout North America. Our network of retailers enables us to offer products to consumers across North America, including nearly every major metropolitan market in the United States. Over the past three years, our largest retailers have included Best Buy, Circuit City, CompUSA, Staples, Office Depot and OfficeMax.


         As a result of our access to a large retail network, we believe that we have established and will maintain a large market presence for our core data storage product offerings, resulting in significant market share. We believe that in 2004 and 2003 we achieved the number three and number one market shares, respectively, in both unit and dollar sales of CD-RW drives in North America. We believe that the data storage industry is shifting from CD-based products to DVD-based products. As a result, we launched our dual-format recordable DVD drives in July 2003. We believe that in 2004 and 2003 we achieved the number two and number four market shares, respectively, in both unit and dollar sales of recordable DVD drives in North America.

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

         Historically, we focused on optical data storage products, such as CD and DVD drives. We continue to focus on optical data storage products but also focus on a line of portable magnetic data storage products, called our GigaBank(TM) products, which are compact and portable universal serial bus, or USB, hard disk drives that plug into any standard USB port, to respond to the demands and preferences of the data storage marketplace. We believe that the market for data storage products, especially "after-market" devices that can be purchased separately from and easily used in conjunction with a standard PC, has shifted its demand largely to optical media and drives as well as to compact and portable hard disk drives. We believe that optical media and drives represent the optimal combination of high-capacity storage capability, cost-effectiveness and flexibility. Magnetic hard-disk and drive technology is the closest competitor to optical media in the contexts of storage capacity, cost-effectiveness and flexibility. However, while the storage capacity of any given hard disk is fixed, optical media has virtually unlimited storage capacity through the addition of low-cost CDs or DVDs. Moreover, optical media has far more flexibility than hard disk media, allowing users to store music, photos and movies utilizing a stand-alone recorder or a desktop or laptop PC and then play them back on standalone CD or DVD players. In addition, hard disk media is usually built into a PC, lacking effective portability and ease of physical transport of data. However, since late 2004, we have also focused on our GigaBank(TM) products as a cost-effective portable alternative to flash media devices and standard hard disk drives.

         We believe that our focus on optical data storage products and our GigaBank(TM) products is also consistent with the proliferation of digital entertainment devices. Digital cameras, MP3 players and other digital entertainment devices are well-complemented by the use of optical media for data back-up and high-capacity storage purposes. Existing solid state media, while convenient in many respects, offers relatively low storage capacity and relatively poor cost effectiveness. Accordingly, optical media, with its high storage capacity, cost effectiveness and convenience, together with a related drive unit, is a complementary product for consumers who desire to store, manage, protect, retrieve and transfer digital data used in conjunction with their digital entertainment devices. In addition, for greater storage capacity and portability at cost-effective prices, we offer our GigaBank(TM) products.

OUR STRATEGY

         Our primary goal is to remain a leading provider of optical data storage products and to expand our market share of portable magnetic data storage products. Our business strategy to achieve this goal includes the following elements:

         o CONTINUE TO DEVELOP AND SOLIDIFY OUR NORTH AMERICAN RETAIL NETWORK. We have developed, and plan to continue to develop and solidify, close working relationships with leading North American computer, consumer electronic and office supply superstores and other retailers. These retailers carry many of the products that we sell. As we offer both new and enhanced data storage, digital entertainment and other products, we intend to continue to utilize our existing relationships with these retailers to offer and sell these products to consumers.

         o CONTINUE TO DEVELOP AND EXPAND OUR STRATEGIC SUBCONTRACT AND SUPPLY RELATIONSHIPS. We have developed, and plan to continue to develop and expand, strategic relationships with subcontract manufacturers and suppliers, such as Behavior Tech Computer Corp. and Lung Hwa Electronics Co, Ltd. in Asia. These relationships allow us to enhance our product offerings and benefit from these subcontract manufacturers' and suppliers' continued development of new and improved data storage, digital entertainment and other products. Some of these relationships are particularly strong because some of our subcontract manufacturers and suppliers are also our stockholders. We plan to continue to develop and explore other subcontract manufacturer and supplier relationships as well. By continuing to subcontract manufacture and source our products, we intend to continue to increase our operating leverage by delivering products incorporating new technology without having to make the substantial investment in, or having to incur the fixed costs associated with product development and manufacturing in an industry characterized by rapid product innovation and obsolescence.

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

         o CONTINUE TO DEVELOP AND OFFER HIGH VALUE PRODUCTS. We intend to continue to work in conjunction with our retailers, subcontract manufacturers and suppliers to enhance existing products and develop new products to satisfy consumer demands and preferences. We believe that our target consumers seek high value products that combine performance, functionality and reliability at prices competitive with other leading products offered in the marketplace. We believe that our core competencies such as our ability to efficiently bring to market newly developed products and enhanced products and to efficiently manage our product supply chain will enable us to enhance our products and offer new products in a cost-effective and timely manner. We intend to continue to focus on high value product offerings by promoting and offering our products that are affordable alternatives to higher-priced products offered by some of our competitors.

         o EXPAND INTO NEW SALES CHANNELS. We plan to expand our market penetration beyond our existing retailers into new sales channels to include corporate and government procurers, value-added resellers and value-added distributors. In addition, through our company websites located at http://www.iomagic.com, http://www.dr-tech.com and http://www.hival.com, we plan to increase sales of our products over the Internet by continuing to offer select products for direct purchase by consumers, conduct special promotions and offer downloads to existing and potential purchasers of our products.

         o MARKET PRODUCTS TO OUR EXISTING CONSUMER BASE. We intend to market new, enhanced and current products to existing purchasers of our products. We also believe that existing users of our products can be an important source of referrals for potential new purchasers of our products.

OUR PRODUCTS

         We have two primary data storage product categories: our optical data storage product category and our portable magnetic data storage product category. Our optical data storage products consist of a range CD and DVD drives that store traditional PC data as well as music, photos, movies, games and other multi-media. These products are designed principally for general data storage purposes. Our portable magnetic data storage products consist of a range of hard disk drives that we call our GigaBank(TM) products.

   OUR OPTICAL DATA STORAGE PRODUCTS

         Our optical data storage products are based on one or more of the following technology formats which allow the storage, management, protection, retrieval and transfer of data:

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

TECHNOLOGY           MEANING                                       DATA STORAGE AND RETRIEVAL CAPABILITY(1)
----------           -------                                       ----------------------------------------
CD-ROM               Compact Disc-Read Only Memory                 Retrieval only

CD-R                 Compact Disc-Recordable                       Retrieval and single-session storage

CD-RW                Compact Disc-Rewritable                       Retrieval and multi-session storage

DVD-ROM              Digital Video Disc-Read Only Memory           Retrieval only

DVD-R or             Digital Video Disc-Recordable                 Retrieval and single-session storage
DVD+R

DVD-RW or            Digital Video Disc-Rewritable                 Retrieval and multi-session storage and
DVD+RW                                                             backward compatibility with CDs

DVD+/-RW+/-R         Dual Format Digital Video Disc-Rewritable     Retrieval and multi-session storage and
                     and Recordable                                backward compatibility with CDs and DVD-Rs

CD-RW+DVD            Compact Disc-Rewritable DVD                   Retrieval and multi-session storage and
                                                                   backward compatibility with CDs and DVD-ROMs

--------------

(1) Single-session storage media and devices allow storage on a disc only a single time, whereas multi-session storage media and devices allow repeated storage, erasure and re-storage of data. Backward compatible devices permit the use of media based on older technology in devices employing newer technology, such as DVD-based devices which permit the use of CD media.


         Many of the technologies identified in the table above are competing formats. We seek to deliver optical data storage products that enable the storage, management, protection, retrieval and transfer of data to and from all major formats to satisfy the needs of consumers regardless of their choice of format. Because certain formats ultimately may be rejected or disfavored by the marketplace, we do not base our products on a single format or on a small number of formats. We seek to offer products that are cross-compatible over numerous formats to offer the most comprehensive solution available to the broadest range of consumers.

         Our optical data storage products currently include:

         o Internal and external optical data storage drives based on the following technologies: CD-ROM, CD-RW, DVD-ROM, DVD+R, DVD+RW, DVD+/-RW+/-R or CD-RW+DVD;

         o External CD-RW and DVD+RW drives that integrate a recordable drive and a built-in seven-in-one, or 7-n-1, digital media card reader with a proprietary external casing that features a three-way adjustable lighting system allowing the user to adjust the lighting to blue, red or purple, which we call our MediaStation devices; our 7-n-1 digital media card reader supports seven different types of solid state memory devices:
                  CompactFlash, Microdrives(R), Multimedia Card, Secure Digital, Memory Stick, Memory Stick Pro and SmartMedia;

         o Internal dual format DVD recordable drives that integrate a recordable drive and a built-in 7-n-1 digital media card reader; and

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         o        Disc duplicator systems that are stand-alone units that do not require a computer connection and that copy information from a source disc, such as a CD or DVD, to a compatible target disc.

         We also offer optical data storage products that use double-layer DVD technology, which doubles DVD capacity to approximately 8.5 gigabytes, or 8,500 megabytes, depending on the user's operating system and other factors. We plan to continue our efforts to enhance our optical data storage products by increasing performance and functionality as well as reducing the size of their drive units and enclosures to increase portability and ergonomics.

         We believe that sales of recordable CD drives in the North American retail marketplace declined to approximately $95 million in 2004 from approximately $266 million in 2003. This decline represents a 64% decrease in sales in 2004 from 2003. However, this decline was partially offset by the growth in recordable DVD drives. We also believe that sales of recordable DVD drives in the North American retail marketplace increased to approximately $297 million in 2004 from approximately $235 million in 2003. This growth represents a 26% increase in sales in 2004 from 2003. In addition, we believe that unit sales of DVD recordable drives increased to approximately 2.2 million units in 2004 from approximately 1.0 million units in 2003. This growth represents in excess of a 100% increase in unit sales in 2004 from 2003.

   OUR PORTABLE MAGNETIC DATA STORAGE PRODUCTS

         Our existing and planned portable magnetic data storage products currently include.

         o GigaBank(TM) USB hard disk drives with dimensions measuring 2.0"W x 2.5"L x 0.5"D that provide from up to 2.2 gigabytes, or 2,200 megabytes, to up to 8.0 gigabytes, or 8,000 megabytes, of storage capacity, depending on the user's operating system and other factors;

         o GigaBank(TM)ELITE USB hard disk drives with dimensions measuring 2.75"W x 4.5"L x 0.625"D that provide from up to 40 gigabytes, or 40,000 megabytes, to up to 80 gigabytes, or 80,000 megabytes, of storage capacity, depending on the user's operating system and other factors; and

         o GigaBank(TM)PREMIER USB hard disk drives with dimensions measuring 3.5"W x 5.75"L x 1.0"D that provide from up to 80 gigabytes, or 80,000 megabytes, to up to 120 gigabytes, or 120,000 megabytes, of storage capacity, depending on the user's operating system and other factors.

         The growth in the availability of digital data, such as movie, photographic and music data has generated new data storage applications and created significant demand for portable data storage devices. The typical portable data storage device is compact, often small enough to fit in a pocket, consumes low power, is durable, re-writable and is versatile due to its ease of operation. In addition, most of these portable data storage devices do not require a separate power source other than through a standard USB port. USB portable storage devices, such as USB flash drives and compact USB hard disk drives, that compete with our CD- and DVD-based data storage products were introduced in late 2002 and sales of these devices have continued to represent an increased share of the market for data storage products. In the third quarter of 2004, we began selling our GigaBank(TM) products, which are compact and portable external hard disk drives with a built-in USB connector.

         Our GigaBank(TM) products are designed to provide cost-effective portable alternatives to flash media devices and standard hard disk drives. We believe that our GigaBank(TM) line of products represents a substantial opportunity for sales growth. We also believe that sales of our GigaBank(TM) products will, over the next twelve months, grow as a percentage of our net sales.

   OUR DIGITAL ENTERTAINMENT AND OTHER PRODUCTS

         Our digital entertainment and other products currently include:

         o External floppy disk drives that integrate a floppy disk drive and a built-in 7-n-1, digital media card reader with a proprietary external casing that features a three-way adjustable lighting system allowing the user to adjust the lighting to blue, red or purple, which we call our DataStation devices;

         o        Case enclosures for external or portable data storage drives;

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         o        Our Digital Photo Library(TM) system, which consists of 20 gigabyte palm-sized portable external hard disk drives with built-in 7-n-1 media card readers that facilitate the convenient storage of high-resolution digital music, photos and movies and other data files, enabling the transfer of these files from a flash memory card to a hard disk drive and eliminating the need for purchasing multiple, less cost-effective flash memory cards; and

         o Do-it-yourself digital photo accessories such as our EasyPrint(TM) line of products that allow users to create personalized photo frames, key chains, magnets and pocket-sized photo albums from their own digital photos using our proprietary photo-enhancing and printing software.

         We believe that the markets for digital entertainment and other consumer electronics and peripheral products are expanding. We intend to continue to monitor these markets and develop and sell digital entertainment and other consumer electronics and peripheral products as we are able to identify products that we believe we can sell competitively. Currently, our digital entertainment and other consumer electronics and peripheral products represent only a minor product category. These products accounted for only approximately 1% of our net sales during 2004 and approximately 6% of our net sales during 2003.

   PRODUCT WARRANTIES

         Our products are subject to limited warranties of up to one year in duration. These warranties cover only repair or replacement of the product. Our subcontract manufacturers and suppliers provide us with warranties of a duration at least as long as the warranties provided to consumers. The warranties provided by our subcontract manufacturers and suppliers cover repair or replacement of the product.

PRODUCT OFFERINGS

         Our product offerings are primarily directed toward satisfying the demands of the North American retail marketplace for data storage products. We also sell digital entertainment and other products in the North American retail marketplace. We operate in industries that are subject to rapid technological change, product obsolescence and rapid changes in consumer demands and preferences. We attempt to anticipate and respond to these changes by focusing on the following primary objectives:


         o ENHANCEMENT OF EXISTING PRODUCTS. We seek to offer products with increased performance and expanded functionality to satisfy existing and emerging consumer demands and preferences. Our enhanced product offerings are directed toward, among other things, offering increased data storage and retrieval speeds, and enhanced user-friendliness and ease of product installation. These product offerings are also focused on products with reduced manufacturing costs to enable us to maintain and improve gross margins while continuing to offer high-value products to consumers.


         o DEVELOPMENT OF NEW PRODUCTS. We seek to offer new products that, among other things, use existing technology and adopt new technology to satisfy existing and emerging consumer demands and preferences. Our new product offerings typically focus on the implementation of existing technology to offer products that are compatible with a wide range of formats. These offerings also typically include implementation of new technology to offer products that deliver better solutions to the core needs of the data storage marketplace such as high-capacity, cost-effective, flexible and portable data storage, management, protection, retrieval and transfer.

         Our retailers, subcontract manufacturers and our suppliers play an important role in the enhancement of our existing products and the development of new products. We work closely with our retailers, subcontract manufacturers and our suppliers to identify existing market trends, predict future market trends and monitor the sales performance of our products.

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         Many of our retailers are among the largest computer, consumer electronics and office supply retailers in North America. Over the past three years, our retailers have included Best Buy, Circuit City, CompUSA, Office Depot, OfficeMax, RadioShack and Staples. Through their close contact with the marketplace for data storage products, our retailers are able to provide us with important information about consumer demands and preferences.

         Many of our subcontract manufacturers and suppliers have substantial product development resources and facilities in Asia, and are among the major component manufacturers and suppliers in their product categories. Some of our largest subcontract manufacturers and suppliers are also our stockholders, including BTC and Lung Hwa Electronics. We believe that BTC is among the largest optical storage drive manufacturers in the world and Lung Hwa Electronics is a supplier of USB hard disk drives, including some of our GigaBank(TM) products, as well as a major manufacturer of digital entertainment products. These subcontract manufacturers and suppliers expend substantial resources on research, development and design of new technologies and efficient manufacturing processes.

         Our Irvine, California headquarters houses a product development team that coordinates and manages the subcontract logistics and product development efforts of our subcontract manufacturers and suppliers in Asia. At our Irvine facility, we also develop user manuals, product packaging and marketing literature as well as installation guides and supplemental materials, including software and hardware designed to permit user-friendly product installation.

         We do not have a traditional research and development program. Instead, we work closely with our retailers, subcontract manufacturers and suppliers and conduct various other activities in connection with the enhancement of our existing products and the offering of new products. We have not, in any reporting period, made any material expenditures on research and development activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques. Our efforts are largely directed at the evaluation of new products and enhancements to existing products rather than the actual development of new products or product enhancements.

         Our representatives meet frequently with our subcontract manufacturers, suppliers and our retailers to identify and discuss emerging trends and to address the sales performance of our products. We provide and receive product-related input to and from our subcontract manufacturers, suppliers and our retailers. Much of the input that we provide arises from our technical service department, which is responsible for assisting end-users in installing and successfully utilizing our products. Problems in the installation or utilization of our products are reported to management by our technical service department and often provide the basis for existing product enhancements. New products are developed and offered by our subcontract manufacturers and suppliers, and offered by us and in turn by our retailers largely on the basis of market research and trends identified in the data storage, digital entertainment and computer peripheral industries. We also monitor industry trade publications and technical papers to understand emerging trends and new technologies and to plan for new product offerings.


         We believe that these activities assist us in attempting to achieve our goal of being among the first-to-market with new and enhanced product offerings based on established technologies.

OPERATIONS


      We do not directly manufacture any of the products that we sell. We subcontract manufacture or source our data storage, digital entertainment and other products. We believe that by outsourcing the manufacturing of our products to our subcontract manufacturers or sourcing them from our suppliers, we benefit from:

         o LOWER OVERHEAD COSTS. By subcontract manufacturing or sourcing our products we believe that we benefit from lower overhead costs resulting from the elimination of capital expenditures related to owning and operating manufacturing facilities, such as expenditures related to acquiring a manufacturing plant, property and equipment, and staffing, as well as the ongoing cash requirements to fund such an operation.

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         o        ECONOMIES OF SCALE. By subcontract manufacturing or sourcing our products with some of the largest production facilities available in the industry, we believe that we benefit from our subcontract manufacturers' and suppliers' economies of scale, which enable us to keep unit production costs low, our supply chain management efficient and our expansion or contraction of product orders flexible in response to changing consumer demands and preferences.

         o ENGINEERING AND MANUFACTURING RESOURCES. By subcontract manufacturing our products we believe that we benefit from our subcontract manufacturers' substantial engineering and manufacturing resources, which aid us in offering new and enhanced products and enable us to rapidly bring them to market in a cost-effective manner.


         o DIVERSIFICATION OF MANUFACTURING RISKS. By subcontract manufacturing to, or sourcing our products from, a group of manufacturers or suppliers, we believe that we are able to diversify the risks associated with employing a single manufacturer or supplier. We also believe that we are potentially able to expand our opportunities with respect to new products as they arise by virtue of the varying expertise of those manufacturers and suppliers.

         o REDUCTION OF POTENTIAL LIABILITIES. By subcontract manufacturing or sourcing our products we believe that we reduce potential significant liabilities associated with direct product manufacturing, including environmental liabilities and liabilities resulting from warranty claims. We believe that the reduction in potential liabilities decreases our business risks and results in tangible economic benefits such as cost savings related to insurance and the operation of compliance programs.

         We believe that the relatively low overhead costs resulting from subcontract manufacturing or sourcing the products we offer for sale, the economies of scale of our subcontract manufacturers and suppliers, and the engineering and manufacturing resources of our subcontract manufacturers enable us to offer products combining high levels of performance, functionality and reliability at prices competitive with other leading products offered in the marketplace.

         We utilize a subcontract logistics and product development consultant located in Taipei, Taiwan. Our consultant assists us in identifying new products, qualifying prospective manufacturing facilities and coordinating product purchases and shipments from some of our subcontract manufacturers and suppliers. The majority of our products are shipped directly by our subcontract manufacturers or suppliers to our packaging, storage and distribution facility in Irvine. These products are then packaged and shipped by us either directly to retail locations across North America or to a centralized distribution center. Product shipments are primarily made through major commercial carriers.

   QUALITY CONTROL

         Our primary subcontract manufacturers and suppliers are among the major computer and electronic component manufacturers and suppliers in Asia who we believe have rigorous quality control and shipping guidelines. We regularly inspect and test product samples, periodically tour our subcontract manufacturing and supply facilities, monitor defective product returns and test defective products.

SALES AND MARKETING

         We believe that during 2004 and 2003 we ranked as number three and number one, respectively, in unit and dollar sales of CD-RW drives in the North American retail marketplace, competing against companies such as Memorex, Sony and TDK. Our goal is to achieve and maintain a similar ranking for our DVD-based products and our GigaBank(TM) products.


         We primarily sell our products through retailers who collectively operate locations throughout North America. These include nationally-recognized computer, consumer electronics and office supply superstores. In addition, we sell our products through Internet retailers and mail order catalogs.

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         Our North American retailers include Best Buy, Best Buy Canada, Circuit
City, CompUSA, Fred Meyer Stores, Microcenter, Office Depot, RadioShack,
Staples, and Target. We also have relationships with other retailers and with catalog companies and Internet retailers such as Buy.com, Dell, PC Mall and Tiger Direct.

         We cooperate with our retailers to promote our products and brand names. We participate in co-sponsored events with our retailers and industry trade shows such as CES(R) and RetailVision(R). We participate in these events and trade shows in order to develop new relationships with potential retailers and maintain close relationships with our existing retailers. We also fund co-operative advertising campaigns, develop custom product features and promotions, provide direct personal contact with our sales representatives and develop and procure certain products as requested by our retailers. We cooperate with our retailers to use point-of-sale and mail-in rebate promotions to increase sales of our products. We also utilize sales circulars and our close working relationships with our significant retailers to obtain national exposure for our products and our brands. We believe that these marketing efforts help generate additional shelf-space for our products with our major retailers, promote retail traffic and sales of our products, and enhance our goodwill with these retailers.

         We maintain a large database containing information regarding many end-users of our products. Through a targeted, direct marketing strategy, we intend to offer these end-users other products to establish repeat end-user customers, increase our product sales and promote brand loyalty.

         We plan to expand our market penetration beyond traditional and Internet retailers to include corporate and government procurers, value-added resellers and value-added distributors. We currently sell and plan to continue to sell products, conduct special promotions, and offer downloads on our company websites to existing and potential end-user customers. Our websites are located at http://www.iomagic.com, http://www.dr-tech.com and http://www.hival.com.

COMPETITION

         We operate primarily in the highly-competitive data storage industry. We believe that our data storage products compete with other types of data storage devices such as internal, external and portable hard disk drives, magnetic tape drives, floppy disk drives and flash memory devices, as well as internal and external optical data storage products offered by other companies.

         Companies that offer products similar to our optical data storage products include BenQ, Hewlett-Packard, Lite-On, Memorex, Philips Electronics, Samsung Electronics, Sony and TDK. We also indirectly compete against original equipment manufacturers such as Dell and Hewlett-Packard to the extent that they manufacture their own computer peripheral products or incorporate the functionalities offered by our products directly into PCs. Companies that offer products similar to our portable magnetic data storage products include PNY Technologies, Sony, Seagate Technology and Western Digital.

         We believe that our ability to compete in the data storage industry depends on many factors, including the following:


         o PRODUCT VALUE. The performance, functionality, reliability and price of our products are critical elements of our ability to compete. We believe that we offer, and that our target consumers seek, products that combine higher levels of performance, functionality and reliability at lower prices than other leading products offered in the marketplace. We focus on offering these high value products by positioning them as affordable alternatives to products offered by leading brands such as Hewlett-Packard, Memorex, TDK and Sony.

         o MARKET PENETRATION. Market penetration and brand recognition are critical elements of our ability to compete. Most consumers purchase products similar to ours from off-the-shelf retailers such as large computer, consumer electronics and office supply superstores. Market penetration in the industries in which we compete is typically based on the number of retailers who offer a company's products and the


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                  amount of shelf-space allocated to those products. We believe that our broad-based, high value product offerings, our retailer support, our consumer support and our cooperative marketing and other promotional efforts promote close working relationships with our retailers and improve our ability to obtain critical shelf-space which enables us to establish, maintain and increase market penetration.


         o        PRODUCT ENHANCEMENT AND DEVELOPMENT AND TIME-TO-MARKET.
                  Enhancement of our existing products, development of new products and rapid time-to-market to satisfy evolving consumer demands and preferences are key elements of our ability to compete. Consumers continuously demand higher levels of performance and functionality in data storage products. We attempt to compete successfully by bringing products with higher levels of performance and functionality rapidly to market to satisfy changing consumer demands and preferences. We believe that the research and development efforts and economies of scale of our major subcontract manufacturers and suppliers enable us to rapidly introduce enhanced products and new products offering higher levels of performance and functionality. Our products are often among the first-to-market with new features and technology to be made widely available to consumers.


INTELLECTUAL PROPERTY


         We currently rely on a combination of contractual rights, copyrights, trademarks and trade secrets to protect our proprietary rights. I/OMagic(R), Hi-Val(R) and Digital Research Technologies(R) are our registered trademarks. We also sell products under various product names such as MediaStation, DataStation, Digital Photo Library(TM), EasyPrint(TM) and GigaBank(TM). As we develop new products, we may file federal trademark applications covering the trademarks under which we sell those products. There can be no assurance that we will eventually secure a registered trademark covering these products. We currently do not have any issued or pending patents.


         We own, license or have otherwise obtained the right to use certain technologies incorporated in our products. We may receive infringement claims from third parties relating to our products and technologies. In those cases, we intend to investigate the validity of the claims and, if we believe the claims have merit, to respond through licensing or other appropriate actions. To the extent claims relate to technology included in components purchased from third-party vendors for incorporation into our products, we would forward those claims to the appropriate vendor. If we or our product manufacturers are unable to license or otherwise provide any necessary technology on a cost-effective basis, we could be prohibited from marketing products containing that technology, incur substantial costs in redesigning products incorporating that technology, or incur substantial costs defending any legal action taken against us.

         We have been, and may in the future be, notified of claims asserting that we may be infringing certain patents, trademarks and other intellectual property rights of third parties. We cannot predict the outcome of such claims and there can be no assurance that such claims will be resolved in our favor. An unfavorable resolution of such claims may have a material adverse effect on our business, prospects, financial condition and results of operations. The data storage industry, has been characterized by significant litigation relating to infringement of patents and other intellectual property rights. We have in the past been engaged in infringement litigation, both as plaintiff and defendant. There can be no assurance that future intellectual property claims will not result in litigation.

         If infringement is established, we may be required to pay substantial damages or we may be enjoined from manufacturing and selling an infringing product. In addition, the costs of engaging in the prosecution or defense of intellectual property claims may be substantial regardless of the outcome.

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         A number of our agreements with our retailers provide that we will defend, indemnify and hold harmless our retailers from damages and costs that arise from product warranty claims or claims for injury or damage resulting from defects in our products. If such claims are asserted against us, our insurance coverage may not be adequate to cover the costs associated with our defense of those claims or any resulting liability we would incur if those claims are successful. A successful claim brought against us for product defects that is in excess of, or excluded from, our insurance coverage could have a material adverse affect on our business and results of operations.

GOVERNMENT REGULATION

         Our products are designed by our subcontract manufacturers to comply with a significant number of regulations and industry standards, some of which are evolving as new technologies are deployed. We believe that we are currently in compliance with each applicable regulation and industry standard. In the United States, our products must comply with various regulations defined by the United States Federal Communications Commission, or FCC, and Underwriters Laboratories, or other nationally recognized test laboratories. We also must comply with numerous import/export regulations. The regulatory process in the United States can be time-consuming and can require the expenditure of substantial resources. We cannot assure you that the FCC will grant the requisite approvals for any of our products on a timely basis, or at all. The failure of our products to comply, or delays in compliance, with the various existing and evolving standards could negatively impact our ability to sell our products. United States regulations regarding the manufacture and sale of data communications devices are subject to future change. We cannot predict what impact, if any, such changes may have upon our business.


EMPLOYEES


         As of June 29, 2005, we had approximately 50 full-time employees. We have no collective bargaining agreements with our employees. We believe that our relationship with our employees is good.



PROPERTIES

         Our corporate headquarters is located in Irvine, California in a leased facility of approximately 55,000 square feet. This facility contains all of our operations, including sales, marketing, finance, administration, production, shipping and receiving. The lease term began on September 1, 2003 and expires on August 31, 2006, with an option to extend the lease for another three year term upon providing notice 60 days prior to expiration of the current lease term. Our monthly lease payments are $25,480, $26,244, and $27,032 during the first, second, and third years of the lease, respectively. Under the option to extend the lease, monthly lease payments would be determined according to the then prevailing market price for the first year, and an increase of 3% per annum for years two and three. We believe this facility is adequate for our anticipated business purposes for the foreseeable future. We have no other leased or owned real property.

LEGAL PROCEEDINGS


     HORWITZ AND BEAM


         On May 30, 2003, I/OMagic and IOM Holdings, Inc. filed a complaint for breach of contract and legal malpractice against Lawrence W. Horwitz, Gregory B. Beam, Horwitz & Beam, Lawrence M. Cron, Horwitz & Cron, Kevin J. Senn and Senn Palumbo Mealemans, LLP, our former attorneys and their respective law firms, in the Superior Court of the State of California for the County of Orange. The complaint seeks damages of $15 million arising out of the defendants' representation of I/OMagic and IOM Holdings, Inc. in an acquisition transaction and in a separate arbitration matter. On November 6, 2003, we filed our First Amended Complaint against all defendants. Defendants have responded to our First Amended Complaint denying our allegations. Defendants Lawrence W. Horwitz and Lawrence M. Cron have also filed a Cross-Complaint against us for attorneys' fees in the approximate amount of $79,000. We have denied their allegations in the Cross-Complaint. As of the date of this prospectus, discovery has commenced and a trial date in this action has been set for September 12, 2005. The outcome of this action is presently uncertain. However, we believe that all of our claims are meritorious.

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     MAGNEQUENCH INTERNATIONAL, INC.


         On March 15, 2004, Magnequench International, Inc., or plaintiff, filed an Amended Complaint for Patent Infringement in the United States District Court of the District of Delaware against, among others, I/OMagic, Sony Corp., Acer Inc., Asustek Computer, Inc., Iomega Corporation, LG Electronics, Inc., Lite-On Technology Corporation and Memorex Products, Inc., or defendants. The complaint seeks to permanently enjoin defendants from, among other things, selling products that allegedly infringe one or more claims of plaintiff's patents. The complaint also seeks damages of an unspecified amount, and treble damages based on defendants' alleged willful infringement. In addition, the complaint seeks reimbursement of plaintiff's costs as well as reasonable attorney's fees, and a recall of all existing products of defendants that infringe one or more claims of plaintiff's patents that are within the control of defendants or their wholesalers and retailers. Finally, the complaint seeks destruction (or reconfiguration to non-infringing embodiments) of all existing products in the possession of defendants that infringe one or more claims of plaintiff's patents. On March 9, 2005, we entered into a Settlement Agreement with Magnequench International, Inc., releasing all claims against us in exchange for certain information and covenants by us, including disclosure of identities of certain of our suppliers of alleged infringing products, a covenant to provide sample products for testing purposes and a covenant to not source products from suppliers of alleged infringing products, provided that, among other limitations, another supplier makes those products available to us in sufficient quantities. A dismissal of the case was filed with the court on April 15, 2005.

   OFFICEMAX NORTH AMERICA, INC.

         On May 6, 2005, OfficeMax North America, Inc., or plaintiff, filed a Complaint for Declaratory Judgment in the United States District Court of the Northern District of Ohio against I/OMagic. The complaint seeks declaratory relief regarding whether plaintiff is still obligated to us under certain previous agreements between the parties. The complaint also seeks plaintiff's costs as well as reasonable attorneys' fees. The complaint arises out of our contentions that plaintiff is still obligated to us under an agreement entered into in May 2001 and plaintiff's contention that it has been released from such obligation. As of the date of this prospectus, we have filed a motion to dismiss, or in the alternative, a motion to stay the plaintiff's action against us. The outcome of this action is presently uncertain. However, at this time, we do not expect the defense or outcome of this action to have a material adverse affect on our business, financial condition or results of operations.


         On May 20, 2005, I/OMagic filed a complaint for breach of contract, breach of implied covenant of good faith and fair dealing, and common counts against OfficeMax North America, Inc., or defendant, in the Superior Court of the State of California for the County of Orange. The complaint seeks damages in excess of $22 million arising out of the defendants' breach of contract under an agreement entered into in May 2001. On or about June 20, 2005, defendant removed this complaint to the United States District Court for the Central District of California. I/OMagic and OfficeMax have jointly requested that the United States District Court for the Central District of California temporarily stay this case pending the outcome of our motion to dismiss, or in the alternative, our motion to stay OfficeMax's action against us in the United States District Court of the Northern District of Ohio. The outcome of this action is presently uncertain. However, we believe that all of our claims are meritorious.


         In addition, we are involved in certain legal proceedings and claims which arise in the normal course of business. Management does not believe that the outcome of these matters will have a material effect on our financial position or results of operations.


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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS



         The names, ages and positions held by our directors and executive officers as of June 29, 2005 and their business experience are as follows:


NAME                          AGE                   POSITIONS HELD
----------------            -------      ---------------------------------------
Tony Shahbaz                   43        Chairman of the Board, President, Chief
                                         Executive Officer, Secretary, Director
Steve Gillings                 55        Chief Financial Officer
Steel Su                       53        Director
Daniel Hou (1)                 56        Director
Daniel Yao (1)                 48        Director


------------------

(1) Member of the Audit Committee, Compensation Committee and Nominating Committee.

         TONY SHAHBAZ is a founder of I/OMagic and has served as our Chairman of the Board, President, Chief Executive Officer, Secretary and as a director since September 1993, and as our Chief Financial Officer from September 1993 to October 2002. Prior to founding I/OMagic, Mr. Shahbaz was employed by Western Digital Corporation from September 1986 to March 1993. During his tenure at Western Digital Corporation, Mr. Shahbaz held several positions including Vice President of Worldwide Sales for its Western Digital Paradise division, and Regional Director of Asia Pacific Sales and Marketing Operations.

         STEVE GILLINGS has served as our Chief Financial Officer since October 2002. Prior to assuming this position, Mr. Gillings served as our Vice President of Finance from October 2000 to October 2002 and as our Controller from November 1997 to October 2000. Mr. Gillings received a B.S. degree in Accounting from the University of California at Berkeley in 1971 and an M.B.A. degree in Finance from California State University Fullerton in 1992.



         STEEL SU has served as a director of I/OMagic since September 2000 and is a founder of Behavior Tech Computer Corp., one of our principal subcontract manufacturers and stockholders and has served as its Chairman since 1980. Mr. Su has served and continues to serve as a director or chairman of the following affiliates of Behavior Tech Computer Corp.: Behavior Design Corporation (chairman), Behavior Tech Computer (USA) Corp. (chairman), Behavior Tech Computer Affiliates, N.V. (chairman) and BTC Korea Co., Ltd. (director). Mr. Su has served as chairman of Gennet Technology Corp., Emprex Technologies Corp., Maritek Inc. and MaxD Technology Inc. since 1992, 1998, 1999 and 2000, respectively. Mr. Su has also served as a director of Aurora Systems Corp. and Wearnes Peripherals International (PTE) Limited since 1998 and 2000, respectively. Mr. Su received a B.S. degree in Electronic Engineering from Ching Yuan Christian University, Taiwan in 1974 and an M.B.A. degree from National Taiwan University in 2001.

         DANIEL HOU has served as a director of I/OMagic since January 1998. Since 1986, Mr. Hou has served as the President of Hou Electronics, Inc., a computer peripheral supplier that he founded and that is one of our stockholders. Mr. Hou is a member and past President of the Southern California Chinese Computer Association and is an active member of the American Chemistry Society. Mr. Hou received a B.A. degree in Chemistry from National Chung-Hsing University, Taiwan in 1973 and a Masters degree in Material Science from the University of Utah in 1978.

         DANIEL YAO has served as a director of I/OMagic since February 2001 and has been a Chief Strategy Officer for Ritek Corporation, an affiliate of Citrine Group Limited, one of our stockholders, since July 2000. Prior to joining Ritek, Mr. Yao served as the Senior Investment Consultant for Core Pacific Securities Capital from July 1998 to July 2000. Prior to that, Mr. Yao was an Executive Vice President for ABN Amro Bank in Taiwan from July 1996 to July 1998. Mr. Yao received a B.A. degree in Business Management from National Taiwan University in 1978 and a M.B.A. degree from the University of Rochester in New York in 1984.

         Our directors are elected annually and hold office until the next annual meeting of stockholders, until their respective successors are elected and qualified or until their earlier death, resignation or removal.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE


         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities ("reporting persons") to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the Securities and Exchange Commission. The reporting persons are required by the Securities and Exchange Commission regulations to furnish us with copies of all reports that they file.

         Based solely upon a review of copies of the reports furnished to us during our fiscal year ended December 31, 2004 and thereafter, or any written representations received by us from reporting persons that no other reports were required, we believe that all Section 16(a) filing requirements applicable to our reporting persons during 2004 were complied with, except as described below.

         The following individuals did not timely file the following numbers of Forms 4 to report the following numbers of transactions: Mr. Tony Shahbaz -- 1 report, 2 transactions; and Mr. Steel Su -- 1 report, 1 transaction.

         Based solely upon a review of copies of the reports furnished to us prior to January 1, 2004, or written representations received by us from current reporting persons that no other reports were required, we believe that all
Section 16(a) filing requirements applicable to our current reporting persons prior to January 1, 2004 were met, except as described below:


         The following individuals did not timely file the following numbers of Forms 3, 4 or 5 to report the following numbers of transactions: Mr. Shahbaz -- 7 reports, 12 transactions; Mr. Su -- 7 reports, 10 transactions; and Mr.
Yao -- 3 reports, 3 transactions. Mr. Shahbaz and Mr. Su are in the process of preparing all required Forms 3, 4 or 5 to report their respective transactions. Mr. Yao has filed the applicable forms to report his transactions.

CODES OF ETHICS

         Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees and an additional Code of Business Ethics that applies to our Chief Executive Officer and senior financial officers.

         We intend to satisfy the disclosure requirement under Item 10 of Form 8-K relating to amendments to or waivers from provision of these codes that relate to one or more of the items set forth in Item 406(b) of Regulation S-K, by describing on our Internet website, within five business days following the date of a waiver or a substantive amendment, the date of the waiver or amendment, the nature of the waiver or amendment, and the name of the person to whom the waiver was granted.

         Information on our Internet website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any other filings we make with the SEC.

COMPENSATION OF EXECUTIVE OFFICERS

         The following table provides information concerning the annual and long-term compensation for the years ended December 31, 2004, 2003 and 2002 earned for services in all capacities as an employee by our Chief Executive Officer and our Chief Financial Officer, the only executive officers who received an annual salary and bonus of, in aggregate, more than $100,000 for services rendered to us during 2004:

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL COMPENSATION
                                                          ---------------------
NAME AND PRINCIPAL POSITION                    YEAR        SALARY        BONUS
---------------------------                  --------     --------     --------

Tony Shahbaz                                  2004        $198,500     $ 60,702
   Chairman, President, Chief                 2003        $198,500     $ 28,259
   Executive Officer and Secretary            2002        $202,259     $ 89,067

Steve Gillings                                2004        $ 95,000     $  2,500
   Chief Financial Officer                    2003        $ 95,000     $  5,000
                                              2002(1)     $ 84,537     $ 12,000

------------------

(1) Mr. Gillings became an executive officer of I/OMagic on October 10, 2002.


                        OPTION GRANTS IN LAST FISCAL YEAR


      The following table provides information regarding options granted in the year ended December 31, 2004 to the executive officers named in the summary compensation table. We did not grant any stock appreciation rights during 2004. This information includes hypothetical potential gains from stock options granted in 2004. These hypothetical gains are based entirely on assumed annual growth rates of 5% and 10% in the value of our common stock price over the ten-year life of the stock options granted in 2004. These assumed rates of growth were selected by the Commission for illustrative purposes only and are not intended to predict future stock prices, which will depend upon market conditions and our future performance and prospects.

                                                                                                           POTENTIAL
                                                                                                       REALIZABLE VALUE
                                                                                                       AT ASSUMED RATES
                                     NUMBER OF      PERCENTAGE OF                                       OF STOCK PRICE
                                     SECURITIES     TOTAL OPTIONS                                      APPRECIATION FOR
                                     UNDERLYING      GRANTED TO        EXERCISE                         OPTION TERM(3)
                           GRANT      OPTIONS       EMPLOYEES IN         PRICE        EXPIRATION      --------------------
     NAMED OFFICER         DATE      GRANTED(1)    FISCAL YEAR(2)      PER SHARE         DATE            5%          10%
- ---------------------    --------    ----------    --------------      ---------      ----------      --------------------
Tony Shahbaz.........    3/9/2004      59,000           46.7%            $3.85         3/9/2009       $36,402     $105,420
Steve Gillings.......    3/9/2004      13,000           10.3%            $3.50         3/9/2014       $28,615      $72,515

- ------------------
(1) The options vested immediately in the amount of 40% on the date of grant with the balance vesting in equal monthly installments commencing April 9, 2004.
(2) Based on options to purchase 126,375 shares granted to our employees during 2004.
(3)      Calculated using the potential realizable value of each grant.


             AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END VALUES

      The following table provides information regarding the value of unexercised options held by the named executive officers as of December 31, 2004. None of the named executives officers acquired shares through the exercise of options during 2004.

                                                      NUMBER OF
                                                 SECURITIES UNDERLYING                 VALUE ($) OF UNEXERCISED
                                                UNEXERCISED OPTIONS AT                 IN-THE-MONEY OPTIONS AT
                                                  DECEMBER 31, 2004                    DECEMBER 31, 2004 (1)
                                            -------------------------------          -----------------------------
             NAME                           EXERCISABLE       UNEXERCISABLE          EXERCISABLE     UNEXERCISABLE
- -----------------------------------         -----------       -------------          -----------     -------------
Tony Shahbaz.......................           33,433              25,567             $       --      $       --
Steve Gillings.....................            7,367               5,633             $       --      $       --

--------------
(1) Based on the last reported sale price of our common stock of $3.75 on December 31, 2004, as reported on the OTC Bulletin Board, less the exercise price of the options.


EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

         On October 15, 2002, we entered into an employment agreement with Tony Shahbaz. Under the terms of the employment agreement, which were retroactively effective as of January 1, 2002, Mr. Shahbaz serves as our President and Chief Executive Officer and is entitled to receive an initial annual salary of $198,500 and is eligible to receive quarterly bonuses equal to 7% of our quarterly net income. Mr. Shahbaz is also entitled to a monthly car allowance equal to $1,200. The employment agreement terminates on October 15, 2007; however, it is subject to automatic renewal. Under the terms of the employment agreement, if Mr. Shahbaz is terminated for cause, he is entitled to receive four times his annual salary and any and all warrants and options granted to him shall be extended an additional seven years from date of termination and upon termination without cause, he is entitled to receive his remaining salary amount for the remaining outstanding term of the agreement. Mr. Shahbaz's employment agreement further provides that the agreement shall not be terminated without the prior written consent of Mr. Shahbaz in the event of a merger, transfer of assets, or dissolution of I/OMagic, and that the rights, benefits, and obligations under the agreement shall be assigned to the surviving or resulting corporation or the transferee of our assets.


BOARD COMMITTEES

         Our board of directors currently has an Audit Committee, a Compensation Committee and a Nominating Committee.

         The Audit Committee selects our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews our financial statements for each interim period and for our year end. Since November 2002, this committee has consisted of Mr. Hou and Mr. Yao. Our board of directors has determined that Mr. Yao is an Audit Committee financial expert. Our board of directors has also determined that Mr. Hou and Mr. Yao are "independent" as defined in NASD Marketplace Rule 4200(a)(15). Our Nominating Committee is presently conducting a search for a third independent director to become a member of our audit committee in order to satisfy the requirements of Nasdaq that we have an audit committee comprised of at least three independent directors.

         The Compensation Committee is responsible for establishing and administering our policies involving the compensation of all of our executive officers and establishing and recommending to our board of directors the terms and conditions of all employee and consultant compensation and benefit plans. Since April 2004, this committee has consisted of Mr. Hou and Mr. Yao.

         The Nominating Committee selects nominees for the board of directors. Since April 2004, the Nominating Committee has consisted of Mr. Hou and Mr. Yao. The Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director, including candidates that may be referred by stockholders. Stockholders that desire to recommend candidates for evaluation may do so by contacting I/OMagic in writing, identifying the potential candidate and providing background information. Candidates may also come to the attention of the Nominating Committee through current board members, professional search firms and other persons. In evaluating potential candidates, the Nominating Committee will take into account a number of factors, including, among others, the following:

         o        independence from management;
         o        relevant business experience and industry knowledge;
         o        judgment, skill, integrity and reputation;
         o        existing commitments to other businesses;
         o        corporate governance background;
         o        financial and accounting background; and
         o        the size and composition of the board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         None of our executive officers served on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions during 2004. During 2003 and until April 2004, Mr. Shahbaz, our Chief Executive Officer, President and Secretary, was a member of the Compensation Committee. While a member of that committee, Mr. Shahbaz did not make any salary recommendations to our Compensation Committee or our board of directors regarding salary increases for key executives.

COMPENSATION OF DIRECTORS

         Our directors do not receive any compensation for their services, however each director is entitled to reimbursement of his reasonable expenses incurred in attending meetings of our board of directors.


EQUITY COMPENSATION PLAN INFORMATION

         The following table provides information about our common stock issuable upon the exercise of options, warrants, and rights under all of our existing equity compensation plans as of December 31, 2004.


                                                                                   NUMBER OF SECURITIES     REMAINING AVAILABLE FOR
                                                         NUMBER OF SECURITIES TO    WEIGHTED-AVERAGE         FUTURE ISSUANCE UNDER
                                                         BE ISSUED UPON EXERCISE     EXERCISE PRICE           EQUITY COMPENSATION
                                                             OF OUTSTANDING          OF OUTSTANDING            PLANS (EXCLUDING
                                                           OPTIONS, WARRANTS        OPTIONS, WARRANTS        SECURITIES REFLECTED
PLAN CATEGORY                                                  AND RIGHTS               AND RIGHTS               IN COLUMN (A))
- -------------                                            -----------------------    -----------------       ----------------------
                                                                   (A)                     (B)                        (C)
Equity compensation plans approved by security holders           126,000                 $ 3.67                     407,334
Equity compensation plans not approved by security
   holders                                                            --                 $   --                          --
Warrants issued for services                                      20,000                 $ 5.00                          --


                                                         -----------------------    -----------------       ----------------------
      Total                                                      146,000                 $ 3.85                     407,334
                                                         =======================    =================       ======================

STOCK OPTION PLANS

         We currently have two stock option plans: our 2002 Stock Option Plan and our 2003 Stock Option Plan, or the Stock Option Plans. Our 2002 Stock Option Plan was adopted by our board of directors in September 2002 and approved by our stockholders on November 4, 2002. Our 2003 Stock Option Plan was adopted by our board of directors in November 2003 and approved by our stockholders on December 18, 2003. The Stock Option Plans authorize the issuance of incentive stock options, commonly known as ISOs, and non-qualified stock options, commonly known as NQOs, to our officers, directors or key employees, or consultants that do business with I/OMagic.



         As of June 29, 2005, we had approximately 55 employees, officers and directors eligible to receive options under the Stock Option Plans. As of June 29, 2005 options to purchase 121,950 shares of our common stock were issued and outstanding under the 2002 Stock Option Plan and no options had been issued under the 2003 Stock Option Plan. The following is a description of some of the key terms of the Stock Option Plans.



   SHARES SUBJECT TO THE STOCK OPTION PLANS

         A total of 133,334 shares of common stock are authorized for issuance under the 2002 Stock Option Plan. A total of 400,000 shares of common stock are authorized for issuance under the 2003 Stock Option Plan. Any shares of common stock that are subject to an award of stock options but are not used because the terms and conditions of the award are not met may again be used for awards under the Stock Option Plans.

   ADMINISTRATION

         The Stock Option Plans are administered by a committee of not less than two nor more than five persons appointed by our board of directors, each of whom must be a director of I/OMagic. Our board of directors also may act as the committee at any time or from time to time. It is the intent of the Stock Option Plans that they be administered in a manner such that option grants and exercises would be "exempt" under Rule 16b-3 of the Exchange Act.

         The committee is empowered to select those eligible persons to whom options shall be granted under the Stock Option Plans, to determine the time or times at which each option shall be granted, whether options will be ISOs or NQOs, and the number of shares to be subject to each option, and to fix the time and manner in which each such option may be exercised, including the exercise price and option period, and other terms and conditions of such options, all subject to the terms and conditions of the Stock Option Plans. The committee has sole discretion to interpret and administer the Stock Option Plans, and its decisions regarding the Stock Option Plans are final.

         The Stock Option Plans may be wholly or partially amended or otherwise modified, suspended or terminated at any time and from time to time by our board of directors. However, our board of directors may not materially impair any outstanding options without the express consent of the optionee or increase the number of shares subject to either Stock Option Plan, materially increase the benefits to optionees under either Stock Option Plan, materially modify the requirements as to eligibility to participate in either Stock Option Plan or alter the method of determining the option exercise price without stockholder approval. No option may be granted under the 2002 Stock Option Plan after September 24, 2012 or under the 2003 Stock Option Plan after November 16, 2013.

   OPTION TERMS

         ISOs granted under either Stock Option Plan must have an exercise price of not less than 100% of the fair market value of the common stock on the date the ISO is granted and must be exercised, if at all, within ten years from the date of grant. In the case of an ISO granted to an optionee who owns more than 10% of the total voting securities of I/OMagic on the date of grant, the exercise price must be not less than 110% of the fair market value on the date of grant, and the option period may not exceed five years. NQOs granted under either Stock Option Plan must have an exercise price of not less than 85% of the fair market value of the common stock on the date the NQO is granted.

         Options may be exercised during a period of time fixed by the committee, except that no option may be exercised more than ten years after the date of grant and no option shall vest at less than 20% per year over a consecutive five-year period. In the discretion of the committee, payment of the purchase price for the shares of stock acquired through the exercise of an option may be made in cash, shares of I/OMagic common stock or a combination of cash and shares of I/OMagic common stock.

   FEDERAL INCOME TAX CONSEQUENCES

         NQOs

         Holders of NQOs do not realize income as a result of a grant of the option, but normally realize ordinary income upon exercise of an NQO to the extent that the fair market value of the shares of common stock on the date of exercise of the NQO exceeds the exercise price paid. I/OMagic is required to withhold taxes on ordinary income realized by an optionee upon the exercise of a NQO.

         In the case of an optionee subject to the "short-swing" profit recapture provisions of Section 16(b) of the Exchange Act, the optionee realizes income only upon the lapse of the six-month period under Section 16(b), unless the optionee elects to recognize income immediately upon exercise of the option.

         ISOs

         Holders of ISOs will not be considered to have received taxable income upon either the grant of the option or its exercise. Upon the sale or other taxable disposition of the shares obtained upon exercise of the option, long-term capital gain will normally be recognized on the full amount of the difference between the amount realized and the option exercise price paid if no disposition of the shares has taken place within either two years from the date of grant of the option or one year from the date of exercise. If the shares obtained upon exercise of the option are sold or otherwise disposed of before the end of the applicable periods, the holder of the ISO must include the gain realized as ordinary income to the extent of the lesser of the fair market value of the shares minus the option price, or the amount realized minus the option price. Any gain in excess of these amounts will be treated as capital gain. I/OMagic will be entitled to a tax deduction in regard to an ISO only to the extent the optionee has ordinary income upon the sale or other disposition of the shares obtained upon exercise of the option.

         Upon the exercise of an ISO, the amount by which the fair market value of the purchased shares at the time of exercise exceeds the option price will be an "item of tax preference" for purposes of computing the optionee's alternative minimum tax for the year of exercise. If the shares so acquired are disposed of prior to the expiration of the one-year and two-year periods described above, there should be no "item of tax preference" arising from the option exercise.

   POSSIBLE ANTI-TAKEOVER EFFECTS

         Although not intended as an anti-takeover measure by our board of directors, one of the possible effects of the Stock Option Plans could be to place additional shares, and to increase the percentage of the total number of shares outstanding, in the hands of the directors and officers of I/OMagic. The directors and officers could be viewed as part of, or friendly to, incumbent management and may, therefore, under certain circumstances be expected to make investment and voting decisions in response to a hostile takeover attempt that may serve to discourage or render more difficult the accomplishment of a takeover.

         In addition, options may, in the discretion of the committee, contain a provision providing for the acceleration of the exercisability of outstanding, but unexercisable, installments upon the first public announcement of a tender offer, merger, consolidation, sale of all or substantially all of the assets of I/OMagic, or other attempted changes in the control of I/OMagic. In the opinion of our board of directors, such an acceleration provision merely ensures that optionees under the Stock Option Plans will be able to exercise their options as intended by the board of directors and stockholders of I/OMagic prior to any such extraordinary corporate transaction which might serve to limit or restrict such right. Our board of directors is, however, presently unaware of any threat of hostile takeover involving I/OMagic.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our amended and restated articles of incorporation, or Articles, and our amended and restated bylaws, or Bylaws, provide that we shall, to the fullest extent permitted by Section 78.751 of the Nevada Revised Statutes, indemnify all persons that we have power to indemnify against all expenses, liabilities or other matters covered by Section 78.751. This indemnification is not exclusive of any other indemnification rights to which those persons may be entitled and must cover action both in an official capacity and in another capacity while holding office. Indemnification continues as to a person who has ceased to be a director, officer, employee or agent and extends to the benefit of the heirs, executors and administrators of that person. Section 78.751 provides that the expenses of our officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by us as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to indemnification.

         Our Articles also provide that a director of I/OMagic shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent exemption from limitation or liability is not permitted under the Nevada Revised Statutes. Any amendment, modification or repeal of this provision by our stockholders would not adversely affect any right or protection of a director of I/OMagic in respect of any act or omission occurring prior to the time of the amendment, modification or repeal. Our Articles do not, however, eliminate or limit a director's liability for any act or omission involving intentional misconduct, fraud or a knowing violation of law, or the payment of unlawful distributions to stockholders. Furthermore, they do not limit liability for claims against a director arising out of the director's responsibilities under the federal securities laws or any other law. However, we have purchased directors and officers liability insurance to protect our directors and executive officers against liability under circumstances specified in the policy.

         Section 2115 of the California General Corporation Law, or the California Code, provides that corporations such as I/OMagic that are incorporated in jurisdictions other than California and that meet various tests are subject to several provisions of the California Code, to the exclusion of the law of the jurisdiction in which the corporation is incorporated. We believe that as of December 31, 2004, we met the tests contained in Section 2115. Consequently, we are subject to, among other provisions of the California Code,
Section 317 which governs indemnification of directors, officers and others.
Section 317 generally eliminates the personal liability of a director for monetary damages in an action brought by or in the right of I/OMagic for breach of a director's duties to I/OMagic or our stockholders except for liability:

         o for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

         o for acts or omissions that a director believes to be contrary to the best interests of I/OMagic or our stockholders or that involve the absence of good faith on the part of the director;

         o for any transaction from which a director derived an improper personal benefit;

         o for acts or omissions that show a reckless disregard for the director's duty to I/OMagic or our stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to I/OMagic or our stockholders;

         o for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to I/OMagic or our stockholders; and

         o for engaging in transactions described in the California Code or California case law which result in liability, or approving the same kinds of transactions.

         We may enter into separate indemnification agreements with each of our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by applicable law and which allow for certain procedural protections. We also maintain directors and officers insurance to insure such persons against certain liabilities.

         These indemnification provisions and the indemnification agreements that may be entered into between us and our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, or the Securities Act.

         To the extent indemnification for liabilities arising under the Securities Act may be extended to directors, officers and controlling persons of I/OMagic under the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by any director, officer or controlling person in connection with the securities being registered (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the proposed indemnification by it is against public policy as expressed in the Securities Act and will be governed by the court's final adjudication of the issue.

         The inclusion of the above provisions in our Articles and Bylaws and in our indemnification agreements with our officers and directors may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though the action, if successful, might otherwise have benefited us and our stockholders. At present, there is no litigation or proceeding pending involving any of our directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any of our directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         In January 2003, we entered into a trade credit facility with Lung Hwa Electronics, one of our stockholders, subcontract manufacturers and suppliers. Under the terms of the facility, Lung Hwa Electronics agreed to purchase inventory on our behalf. We could purchase up to $10.0 million of this inventory from Lung Hwa Electronics, with payment terms of 120 days following the date of invoice. Lung Hwa Electronics charged us a 5% handling fee on a supplier's unit price. A 2% discount of the handling fee, so that the net handling fee is 3%, was applied if we reached an average running monthly purchasing volume of $750,000. Returns made by us, which were agreed to by a supplier, resulted in a credit to us for the handling charge. As security for the trade credit facility, we paid Lung Hwa Electronics a $1.5 million security deposit during 2003. As of December 31, 2004, $1.5 million of this deposit had been applied against outstanding trade payables as allowed under the trade credit facility agreement. This trade credit facility was for an indefinite term, however, either party had the right to terminate the facility upon 30 days' written notice to the other party. In connection with the entry into the new trade credit facility with Lung Hwa Electronics described below, we entered into a Termination Agreement effective June 6, 2005 that terminated our $10.0 million trade credit facility with Lung Hwa Electronics.

         On June 6, 2005, we entered into a new trade credit facility with Lung Hwa Electronics. Under the terms of the new facility, Lung Hwa Electronics has agreed to purchase and manufacture inventory on our behalf. We can purchase up to $15.0 million of inventory through Lung Hwa Electronics as an international purchasing office or manufactured by Lung Hwa Electronics. For inventory purchased through Lung Hwa Electronics, the payment terms are 120 days following the date of invoice by Lung Hwa Electronics. Lung Hwa Electronics charges us a 5% handling fee on a supplier's unit price. A 2% discount of the handling fee is applied if we reach an average running monthly purchasing volume of $750,000. Returns made by us, which are agreed to by a supplier, result in a credit to us for the handling charge. For inventory manufactured by Lung Hwa Electronics, the payment terms are 90 days following the date of invoice by Lung Hwa Electronics. Upon effectiveness of the trade credit facility, we paid $1.5 million to Lung Hwa Electronics as an early payment for all invoices coming due for payment. Any early payment funds remaining three months after the date of the commencement of the trade credit facility are to be refunded to us immediately. Once the $1.5 million has been exhausted, or three months from the date of the commencement of the trade credit facility has expired, whichever is sooner, we are to pay Lung Hwa Electronics, within one week of the purchase order, 10% of the purchase price on any purchase orders issued to Lung Hwa Electronics as a down-payment for the order. The trade credit facility has an initial term of one year after which the facility will continue indefinitely if not terminated at the end of the initial term. At the end of the initial term and at any time thereafter, either party has the right to terminate the facility upon 30 days' prior written notice to the other party.


         As of March 31, 2005, we owed Lung Hwa Electronics $488,000 in trade payables. As of December 31, 2004, we owed Lung Hwa Electronics $0 million in trade payables. During the first three months of 2005, we purchased a total of $488,000 of inventory from Lung Hwa Electronics. During 2004, we purchased $2.5 million of inventory from Lung Hwa Electronics. During 2003, we purchased $12.7 million of inventory from Lung Hwa Electronics. During 2002, we purchased no inventory from Lung Hwa Electronics.


         We believe that many of the terms available to us under our trade credit facility with Lung Hwa Electronics are advantageous as compared to terms available from unrelated third parties. For example, Lung Hwa Electronics extends us 120 day payment terms. We believe that the best payment terms that we could likely obtain from unrelated third parties would be 60-day payment terms; however, payment in advance or within 30 days is more customary. Also, Lung Hwa Electronics charges us a 5% handling fee on a supplier's unit price, but applies a 2% discount of the handling fee, so that the net handling fee is 3%, if we reach an average running monthly purchasing volume of $750,000. In addition, under our trade credit facility with Lung Hwa Electronics, the level of security provided by us to Lung Hwa Electronics was initially $1.5 million, which we expect will ultimately be $0, and thereafter will only be 10% of each product order, for a $15.0 million trade credit facility. We believe that the payment terms, handling fee and the level of security required are all substantially better terms that we could obtain from unrelated third parties. In fact, we believe that our trade credit facility is likely unique and could not be replaced through a relationship with an unrelated third party.

         Our relationship and our trade credit facility with Lung Hwa Electronics enables us to acquire products from manufacturers who we believe are some of the largest electronics manufacturers in the world. We buy products through Lung Hwa Electronics by using Lung Hwa Electronics' size and purchasing power as a source of credit strength. If we were to acquire these products directly from the manufacturers, we would likely be required to send payment in advance of shipment of those products. Due to our relatively small size, we would likely be unable to qualify for extended payment terms of even 30 days.

Accordingly, we believe that our relationship and trade credit facility with Lung Hwa Electronics is likely unique, could not be replaced through a relationship with an unrelated third party and is important in enabling us to secure certain products that we sell.

      In February 2003, we entered into a Warehouse Services and Bailment Agreement with BTC USA, an affiliate of several of our stockholders, namely BTC, BTC Korea Co., Ltd., Behavior Tech Computer (BVI) Corp. and BTC Taiwan, as well as an affiliate of one of our principal subcontract manufacturers, namely Behavior Tech Computer Corp. Under the terms of the agreement, BTC USA has agreed to supply and store at our warehouse up to $10.0 million of inventory on a consignment basis. We are responsible for insuring the consigned inventory, storing the consigned inventory for no charge; and furnishing BTC USA with weekly statements indicating all products received and sold and the current level of consigned inventory. The agreement also provides us with a trade line of credit of up to $10.0 million with payment terms of net 60 days, without interest. The agreement may be terminated by either party upon 60 days' prior written notice to the other party. As of March 31, 2005, we owed BTC USA $6.8 million under this arrangement. As of December 31, 2004, we owed BTC USA $7.3 million under this arrangement. As of December 31, 2003, we owed BTC USA $8.3 million under this arrangement. During the first three months of 2005, we purchased $7.0 million of inventory from BTC USA. During 2004, we purchased $19.2 million of inventory from BTC USA. During 2003 we purchased $20.1 million of inventory from BTC USA. Steel Su, a director of I/OMagic, is the Chief Executive Officer of BTC. BTC USA, its affiliates and Mr. Su also have beneficial ownership in or are otherwise affiliated with the following affiliates of BTC and BTC USA: BTC Korea Co., Ltd., Behavior Tech Computer (BVI) Corp., BTC Taiwan, Susha, LLC, a Nevada limited liability company, and Susha, LLC, a California limited liability company, each of which is also a stockholder of our company. Mr. Shahbaz, our Chief Executive Officer, President, Secretary and a Director, also has beneficial ownership in, and sole voting control of, Susha, LLC, a Nevada limited liability company, and Susha, LLC, a California limited liability company. See "Principal and Selling Stockholders."

         We believe that many of the terms available to us under our Warehouse Services and Bailment Agreement with BTC USA are advantageous as compared to terms available from unrelated third parties. For example, this Agreement allows us to store up to $10.0 million of consigned inventory at our warehouse, without obligation to pay BTC USA for the inventory until 60 days after we take title to the inventory. We believe that it is unlikely that unrelated third parties would permit this consignment arrangement and that we would instead be subject to standard payment terms, the best of which would likely be 60-day payment terms; however, either payment in advance or within 30 days is more customary. Our $10.0 million line of credit with 60 days payment terms without interest may also permit terms better than we could obtain from unrelated third parties. The best payment terms under a line of credit with a unrelated third party subcontract manufacturer or supplier would likely be 60 day payment terms; however, payment in advance or within 30 days is more customary.

         Our relationships with Lung Hwa Electronics and BTC USA provide us with numerous advantages. We believe that both entities are significant suppliers within their industries and have substantial manufacturing and product development capabilities and resources. The advantageous terms we are able to obtain from them allow us to utilize more capital resources for other aspects of our business and to remain competitive with larger, more established companies. In addition, we are better able to manage our cash flow as a result of our significant trade line of credit with Lung Hwa Electronics and our consignment arrangement with BTC USA. We believe that these advantageous terms contribute positively to our results of operations.

         In the past, equity investments by Lung Hwa Electronics and BTC USA, or its affiliates, have enabled us to obtain inventory with little or no cash expenditures, which we believe has helped us establish, maintain and grow our business. We believe that our relationships with these related parties has in the past benefited our business and contributed positively to our historical results of operations.

         We leased our previous facility, located in Santa Ana, California, from January 2001 through September 2003 from Alex Properties, an entity owned through late March 2003 by Mr. Shahbaz, our Chief Executive Officer, President, Secretary and Director, and Mr. Su, a director and beneficial owner of I/OMagic. In late March 2003, the ownership of Alex Properties was transferred to Mark Vakili as part of the settlement of a lawsuit. See "Business -- Legal Proceedings" elsewhere in this prospectus. In 2003, we paid $86,000 to Alex Properties for rent while it was owned by Mr. Shahbaz and Mr. Su.

         We are a party to an employment agreement with Mr. Shahbaz, our Chief Executive Officer, President, Secretary and a Director. See "Management -- Employment Contracts and Termination of Employment and Change-in-Control Arrangements."


                       PRINCIPAL AND SELLING STOCKHOLDERS



      The following table sets forth information with respect to the beneficial ownership of our common stock as of June 29, 2005, and as adjusted to reflect the sale of common stock offered in this offering, by:


      o each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;
      o   each of our directors;
      o each of the executive officers named in the summary compensation table;
      o   the selling stockholder; and
      o   all of our directors and executive officers as a group.


      The percentage of share ownership indicated below is based on 4,529,672 shares of common stock outstanding as of June 29, 2005, and on 5,229,672 of common stock outstanding after this offering, assuming that the Underwriter's over-allotment option is not exercised.

      The beneficial ownership numbers and percentages indicated below are calculated based on requirements of the SEC. All shares of our common stock subject to options currently exercisable either currently or within 60 days after June 29, 2005 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding the options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.


      Unless otherwise indicated below, each stockholder named in the following table has sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. The address of each of the following stockholders, unless otherwise indicated below, is c/o I/OMagic Corporation, 4 Marconi, Irvine, California 92618.



                                                           MAXIMUM
                                                     SHARES BENEFICIALLY      NUMBER        SHARES BENEFICIALLY
                                                   OWNED PRIOR TO OFFERING  OF SHARES       OWNED AFTER OFFERING
                                                   -----------------------    BEING       -----------------------
NAME OF BENEFICIAL OWNER (1)                        NUMBER        PERCENT    OFFERED       NUMBER         PERCENT
- ----------------------------                       --------      ---------  ---------     --------        -------
Tony Shahbaz (2)                                  2,398,991        52.5%     345,000 (3)  2,098,991        39.8%
Steel Su (4)                                        575,561        12.7%          --        575,561        11.0%
Sung Ki Kim (5)                                     375,529         8.3%          --        375,529         7.2%
Daniel Yao (6)                                      342,918         7.6%          --        342,918         6.6%
Daniel Hou (7)                                      135,436         3.0%          --        135,436         2.6%
Steve Gillings (8)                                    9,101           *           --          9,101           *
All directors and executive officers as a group
   (5 persons) (9)                                3,462,007        75.5%     345,000      3,162,007        59.8%

------------------
*    Less than 1.00% of our outstanding common stock.
(1) Messrs. Shahbaz and Gillings are executive officers of I/OMagic Corporation. Messrs. Shahbaz, Su, Hou and Yao are directors.

(2) Consists of: (i) 510,795 shares of common stock and 41,299 shares of common stock underlying options held individually by Mr. Shahbaz; (ii) 1,240,423 shares of common stock held by Susha, LLC, a California limited liability company, or Susha California; (iii) 566,668 shares of common stock held by Susha, LLC, a Nevada limited liability company, or Susha Nevada; and (iv) 39,806 shares of common stock held by King Eagle Enterprises, Inc., a California corporation. Mr. Shahbaz has sole voting and sole investment power over all of the shares held by Susha California and Susha Nevada. Mr. Shahbaz and Behavior Tech Computer Corp. are equal owners of the membership interests in Susha California and Susha Nevada.

(3) Represents shares held and offered hereunder by Susha Nevada, all of which are beneficially owned by Mr. Shahbaz and are included in the total shares set forth in item (iii) of footnote 2 above. Includes up to an additional 45,000 shares of our common stock of a 45-day option held by the Underwriter to purchase up to an aggregate of 150,000 shares of our common stock on the same terms and conditions as the shares sold in this offering solely to cover over-allotments, if any.

(4) Consists of 406,794 shares of common stock and 2,100 shares of common stock underlying options held individually by Mr. Su, and 166,667 shares of common stock held by Behavior Tech Computer Corp. Mr. Su is the Chief Executive Officer of Behavior Tech Computer Corp. and has sole voting and sole investment power over the shares held by Behavior Tech Computer Corp.

(5) Represents 375,529 shares of common stock held by BTC Korea Co., Ltd., or BTC Korea. Since October 22, 2003, Mr. Kim has served as Chief Executive Officer and President of BTC Korea and has sole voting and sole investment power over the shares held by BTC Korea. The address for Mr. Kim is c/o BTC Korea Co., Ltd., 160-5, Kajwa-Dong Seo-Ku, Incheon City, Korea.

(6) Consists of 2,100 shares of common stock underlying options held individually by Mr. Yao and 340,818 shares of common stock held by Citrine Group Limited, a wholly owned subsidiary of Ritek Corporation. Mr. Yao currently serves as the Chief Strategy Officer of Ritek Corporation. Mr. Yao has sole voting and sole investment power over the shares held by Citrine Group Limited. The address for Mr. Yao is c/o Citrine Group Limited, No. 42, Kuanfu N. Road, 30316 R.O.C., HsinChu Industrial Park, Taiwan.
(7) Consists of 2,100 shares of common stock underlying options held individually by Mr. Hou, and 133,336 shares of common stock held by Hou Electronics, Inc. Mr. Hou has sole voting and sole investment power over the shares held by Hou Electronics, Inc.
(8) Consists of 9,101 shares of common stock underlying options held individually by Mr. Gillings.
(9)  Includes 56,700 shares of common stock underlying options.


                          DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our articles of incorporation, our bylaws and the applicable provisions of Nevada and California law.

COMMON STOCK

      The holders of our common stock are entitled to receive dividends, out of assets legally available for payment of dividends, at the times and in the amounts as the board of directors may, from time to time, determine, subordinate to any preferences that may be granted to the holders of preferred stock and subject to the restrictions on the payment of dividends contained in our business loan agreement with United National Bank.

      The holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and are entitled to cumulative voting rights with respect to the election of directors.

      Holders of our common stock are not entitled to preemptive rights and our common stock may not be redeemed or converted, except as may be provided by future agreements between us and the holders of our common stock. Upon the liquidation, dissolution or winding-up of I/OMagic, any assets legally available for distribution to our stockholders would be divided among the holders of our common stock in proportion to the number of shares of common stock held by each of them, after the payment of all of our debts and liabilities and the satisfaction of the rights of any outstanding class or series of preferred stock having a superior right to assets available for distribution.

      All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, when issued and delivered, validly issued, fully paid and nonassessable. We do not currently have any shares of preferred stock issued or outstanding. However, the rights, preferences and privileges of holders of common stock would be subordinate to any series of preferred stock that we may issue in the future.


      As of June 29, 2005, we had 4,529,672 shares of common stock outstanding. As of June 29, 2005, there were approximately 70 holders of record of our common stock. We believe that the number of beneficial owners on that date was substantially higher because information provided by our stock transfer agent indicates depositories that hold shares of our common stock for brokerage firms which, in turn, hold shares of our common stock for numerous beneficial owners. Upon completion of this offering, there will be 5,229,672 shares of our common stock outstanding, assuming the Underwriter's over-allotment option is not exercised. There are 533,334 shares of common stock currently reserved for issuance under our Stock Option Plans, of which 121,950 shares are issuable upon exercise of outstanding options. Also, up to 115,000 shares of common stock are issuable upon exercise of the Underwriter's warrant in addition to 20,000 shares of common stock issuable upon exercise of other outstanding warrants.



PREFERRED STOCK

      We may issue preferred stock, as determined by our board of directors at any time from time to time, in one or more series. Our board of directors, without the approval of the holders of our common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets, conversion rights and any other rights, preferences, privileges and restrictions of any wholly-unissued series of preferred stock. The issuance of shares of preferred stock with any of these rights could adversely affect the voting power or other rights of the holders of our common stock. The issuance of shares of preferred stock could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock. As of the date of this prospectus, we have no shares of preferred stock outstanding.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND APPLICABLE LAW

      Below is a summary of certain provisions of our Articles, Bylaws and applicable law that could be deemed to have an anti-takeover effect. Certain of these provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies it formulates and to discourage an unsolicited takeover of I/OMagic if our board of directors determines that the takeover may not be in the best interests of I/OMagic and our stockholders. However, these provisions could also have the effect of discouraging certain attempts to acquire I/OMagic or remove incumbent management even if some or a majority of our stockholders deemed such an attempt to be in their best interests.

      Our board of directors is authorized under our Articles, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock.

      Our Bylaws establish an advance notice procedure for stockholder proposals to be considered at annual meetings of our stockholders. In general, a stockholder's notice must be delivered to our secretary not later than the close of business on the 120th day prior to the first anniversary of the date that our proxy statement was released to stockholders in connection with the preceding year's annual stockholder meeting. If, however, the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary date, any stockholder proposal must be delivered a reasonable time before we begin to print and mail our proxy materials in order to be considered timely. Our Bylaws provide that special meetings of our stockholders may be called only by our President, by our board of directors or at the written request of stockholders owning a majority of our issued and outstanding capital stock and entitled to vote at the meeting. In addition, our stockholders are permitted to remove members of our board of directors only upon the vote of at least two-thirds of the outstanding shares of stock entitled to vote at a meeting called for such purpose or by written consent. These provisions make it more difficult for stockholders to take any action opposed by our board of directors.

      Certain provisions of our Bylaws may be amended, altered or repealed by our board of directors or by the vote of holders of a majority of our outstanding shares.

      In addition, we may be subject to the restrictions contained in Sections
78.378 through 78.3793 of the Nevada Revised Statutes which provide, subject to certain exceptions and conditions, that if a person acquires a "controlling interest," which is equal to either one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power of a corporation, that person is an "interested stockholder" and may not vote that person's shares. The effect of these restrictions may be to discourage, delay or prevent a change in control of I/OMagic.

TRANSFER AGENT AND REGISTRAR

      The stock transfer agent and registrar for our common stock is Transfer Online, Inc. Its telephone number is (503) 227-2950 and its Internet website address is http://www.transferonline.com.


                                  UNDERWRITING

      Under the terms of an underwriting agreement with us and the selling stockholder, the Underwriter has agreed to purchase, from us and the selling stockholder, all shares of common stock being offered under this prospectus at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. Other than the shares covered by the over-allotment option, the Underwriter is obligated to purchase and accept delivery of all of the shares of common stock if any are purchased.

      We have been advised by the Underwriter that it proposes initially to offer the shares of common stock in part directly to the public at the public offering price shown on the cover page of this prospectus and in part to dealers at the price of $ per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Underwriter. This reduction will not change the amount of proceeds to be received by us and the selling stockholder as set forth on the cover page of this prospectus. The common stock is offered by the Underwriter as stated in this prospectus, subject to receipt and acceptance by the Underwriter of all shares of common stock being sold, and subject to its right to reject any order to purchase shares in whole or in part.

OVER-ALLOTMENT OPTION

      We and the selling stockholder have each granted the Underwriter an option, exercisable within 45 days after the date of this prospectus, to purchase up to 150,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The Underwriter may exercise this option solely to cover over-allotments, if any, made in this offering. If purchased, these additional shares will be sold by the Underwriter on the same terms as the rest of the shares offered in this prospectus are being sold. We and the selling stockholder will be obligated to sell shares to the Underwriter to the extent the over-allotment option is exercised.

COMMISSIONS AND EXPENSES

      The following table shows the underwriting discounts and commissions to be paid to the Underwriter by us and the selling stockholder in connection with this offering:

                                                                                      TOTAL
                                                                           ----------------------------
                                                                    PER        WITH          WITHOUT
                                                                   SHARE   OVERALLOTMENT  OVERALLOTMENT
                                                                   -----   -------------  -------------
      Underwriting discounts and commissions payable by us
      Underwriting discounts and commissions payable by the
        selling stockholder


      We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,500,000.


EXPENSES

      We have committed to reimburse the Underwriter for its reasonable out-of-pocket expenses.

UNDERWRITER'S WARRANT

      On completion of this offering, we will issue to the Underwriter, a warrant to purchase up to 115,000 shares of our common stock at an exercise price equal to 110% of the public offering price. This warrant will be exercisable for five years from the date of this prospectus.

      The warrant will not entitle its holder to any voting, dividend or other stockholder rights. Any profit realized on the sale of the shares issuable upon exercise of the warrant may be deemed to be additional underwriting compensation. During the term of the warrant, the holder will have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of the ownership of the underlying shares of common stock. The holder will be most likely to exercise the warrant when the exercise price is less than the market price for our common stock. However, we offer no assurance as to when or whether the warrant will be exercised.

      The warrant will provide that neither the warrant nor the shares issuable upon exercise of the warrant may be sold, transferred, pledged or hypothecated, except to a holder's parent, subsidiary, affiliate or partner, absent an effective registration statement filed with the SEC, unless we have received an opinion of counsel to the effect that registration is not required or unless the sale of securities is made pursuant to Rule 144. The warrant and the shares underlying the warrant will be counted as compensation to the underwriter and will be subject to a 180-day lock-up period.

LOCK-UP AGREEMENTS


      In connection with this offering, our executive officers, directors and the selling stockholder have informed us that they plan to enter into an agreement with the Underwriter under which they would agree not to sell or transfer any of our common stock or other securities beneficially owned by them for 180 days after the date of this prospectus without first obtaining the written consent of the Underwriter. The persons and entities who we believe will be entering into this agreement are Susha Nevada, Tony Shahbaz, Steve Gillings, Steel Su, Daniel Hou and Daniel Yao. These persons and entities will beneficially own, in the aggregate, approximately 3,160,657 shares of our common stock or other securities upon completion of this offering, assuming the Underwriter does not exercise its over-allotment option. The Underwriter may shorten or waive this lock-up restriction in its sole discretion.


INDEMNITY

      In the underwriting agreement, we and the selling stockholder have agreed to indemnify the Underwriter, and its legal counsel, against certain liabilities, including liabilities under the Securities Act, and to contribute to any payments that the Underwriter may be required to make for these liabilities.

STABILIZATION AND SHORT SALES

      In connection with this offering, the Underwriter may purchase and sell shares of our common stock in the open market in connection with transactions intended to stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, and purchases of our shares in the open market to cover positions created by short sales in accordance with Regulation M under the Exchange Act.

      Short sales would involve the sale by the Underwriter of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions would consist of certain bids or purchases made for the purpose of preventing or slowing a decline in the market price of our common stock while the offering is in progress. "Covered" short sales are sales made in an amount not greater than the over-allotment option to purchase additional shares in this offering. The Underwriter may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the Underwriter may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. Any naked short position is closed out by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

      The activities of the Underwriter described above may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. These transactions may be effected on The Nasdaq SmallCap Market, if our common stock is listed on that market, on the OTC Bulletin Board or otherwise and, if commenced, may be discontinued at any time.

      No representation or prediction is made by us or the selling stockholder or the Underwriter as to the direction or magnitude of any effect that the transactions described above, if they occur, may have on the price of our common stock. The Underwriter is not required to engage in any of these activities.

OFFERS OUTSIDE OF THE UNITED STATES

      Neither we nor the Underwriter have taken any action that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction other than the United States where action for the purpose of a public offering is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, and neither this prospectus nor the offering material or advertisements related to the offer and sale of these shares of common stock may be distributed or published, in any jurisdiction other than the United States, and within the United States only in those states and except under circumstances that will result in compliance with the applicable rules and regulations of each state in which the offer or sale is made. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

PASSIVE MARKET MAKING

      The Underwriter is a qualified market maker on The Nasdaq SmallCap Market. In connection with this offering and before the commencement of offers or sales of the common stock, assuming that we are successful in listing our shares on The Nasdaq SmallCap Market, the Underwriter may engage in passive market making transactions in our common stock on The Nasdaq SmallCap Market immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M under the Exchange Act. A passive market maker must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid. If all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when certain purchase limits are exceeded.

                                  LEGAL MATTERS

      The validity of the shares of common stock offered by us in this offering, along with certain other matters in connection with this offering, will be passed upon for us by Rutan & Tucker, LLP, Costa Mesa, California, which has acted as our counsel in connection with this offering. Certain matters in connection with this offering will be passed upon for Wedbush Morgan Securities by Luce, Forward, Hamilton & Scripps LLP, Los Angeles, California, which has acted as the Underwriter's counsel in connection with this offering.

                                     EXPERTS

      The consolidated balance sheets of I/OMagic Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, have been included in this prospectus and in the registration statement of which this prospectus forms a part in reliance upon the report of Singer Lewak Greenbaum & Goldstein LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with respect to the common stock offered in this prospectus with the SEC in compliance with the Securities Act, and the rules and regulations enacted under its authority. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any document referred to in this prospectus are not necessarily complete, and in each instance, we refer you to the full text of the document which is filed as an exhibit to the registration statement. Each statement concerning a document which is filed as an exhibit should be read along with the entire document. For further information regarding us and the common stock offered in this prospectus, we refer you to this registration statement and its exhibits and schedules, which may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

      The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. The SEC's website address is http://www.sec.gov.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                                    AND SUPPLEMENTAL INFORMATION

--------------------------------------------------------------------------------

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     F-2

CONSOLIDATED FINANCIAL STATEMENTS


      Consolidated Balance Sheets as of March 31, 2005 (unaudited) and
         December 31, 2004 and 2003 (restated)                              F-3

      Consolidated Statements of Operations for the three months ended
         March 31, 2005 and 2004 (unaudited) and the years ended
         December 31, 2004, 2003 (restated) and 2002 (restated)             F-5

      Consolidated Statements of Stockholders' Equity for the three months ended March 31, 2005 and 2004 (unaudited) and the
         years ended December 31, 2004, 2003 (restated) and 2002
         (restated)                                                         F-6

      Consolidated Statement of Cash Flows for the three months ended
         March 31, 2005 and 2004 (unaudited) and the years ended
         December 31, 2004, 2003 (restated) and 2002 (restated)             F-7

      Notes to Restated Consolidated Financial Statements                   F-10

SUPPLEMENTAL INFORMATION


      Report of Independent Registered Public Accounting Firm on
         Financial Statement Schedule                                       F-37

      Valuation and Qualifying Accounts -- Schedule II                      F-38

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
I/OMagic Corporation and subsidiary
Irvine, California

We have audited the accompanying consolidated balance sheets of I/OMagic Corporation and subsidiary as of December 31, 2004 and 2003 (restated), and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2004, and for each of the two years in the period ended December 31, 2003 (restated). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of I/OMagic Corporation and subsidiary as of December 31, 2004 and 2003 (restated), and the results of their operations and their cash flows for the year ended December 31, 2004 and for each of the two years in the period ended December 31, 2003 (restated) in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the Company has restated its financial statements for each of the two years in the period ended December 31, 2003 for a correction of errors related to recording certain product returns, sales incentives and rebate promotions.

/s/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
April 18, 2005

                                                                                                   I/OMAGIC CORPORATION
                                                                                                         AND SUBSIDIARY
                                                                                            CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------------

                                                                                                   DECEMBER 31,
                                                                                            ---------------------------
                                                                               MARCH 31,                       2003
                                                                                 2005           2004       (RESTATED)(1)
                                                                             ------------   ------------   ------------
                                                                              (UNAUDITED)
CURRENT ASSETS
      Cash and cash equivalents                                              $  1,658,446   $  3,587,807   $  4,005,705
      Restricted cash                                                             266,446      1,044,339      2,185,664
      Accounts receivable, net of allowance for doubtful accounts of
         $103,934 (unaudited), $24,946 and $20,553                             12,802,120     14,598,422     18,439,893
      Inventory, net of allowance for obsolete inventory of $1,824,709
         (unaudited), $1,463,214 and $505,029                                   7,492,555      6,146,766      9,706,708
      Inventory in transit                                                        512,206        513,672             --
      Prepaid expenses and other current assets                                 1,188,386        741,244        407,260
                                                                             ------------   ------------   ------------
            Total current assets                                               23,920,159     26,632,250     34,745,230

PROPERTY AND EQUIPMENT, net of accumulated depreciation of
   $1,317,377 (unaudited), $1,256,035 and $1,001,227                              247,574        307,661        539,943
TRADEMARKS, net of accumulated amortization of $5,467,012
   (unaudited), $5,449,780 and $4,871,044                                         482,568        499,800      4,774,635
OTHER ASSETS                                                                       27,032         27,032         52,984
                                                                             ------------   ------------   ------------
            TOTAL ASSETS                                                     $ 24,677,333     27,466,743   $ 40,112,792
                                                                             ============   ============   ============


---------------
(1)   See Notes to Restated Consolidated Financial Statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and
      2004 Financial Statements."


                       The accompanying Notes are an integral part of these financial statements.



                                                          F-3

                                                                                                    I/OMAGIC CORPORATION
                                                                                                          AND SUBSIDIARY
                                                                                             CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------

                                          LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                   DECEMBER 31,
                                                                                            ---------------------------
                                                                               MARCH 31,                       2003
                                                                                 2005           2004       (RESTATED)(1)
                                                                            ------------    ------------   ------------
                                                                             (UNAUDITED)
CURRENT LIABILITIES
      Line of credit                                                        $  4,803,161    $  5,962,891    $  5,938,705
      Accounts payable and accrued expenses                                    4,626,039       5,221,719       5,572,879
      Accounts payable -- related parties                                      7,272,155       7,346,596      10,370,119
         Reserves for customer returns and sales incentives                      771,303         573,570         812,258
      Current portion of settlement payable                                           --              --       1,000,000
                                                                            ------------    ------------    ------------
            Total liabilities                                                 17,472,658      19,104,776      23,693,961
                                                                            ------------    ------------    ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
      Preferred stock, $0.001 par value 10,000,000 shares authorized
            Series A, 1,000,000 shares authorized, 0 and 0 shares
               issued and outstanding                                                 --              --              --
            Series B, 1,000,000 shares authorized, 0 and 0 shares
               issued and outstanding                                                 --              --              --
      Common stock, $0.001 par value 100,000,000 shares authorized
         4,529,672 (unaudited), 4,529,672 and 4,529,672 shares issued
         and outstanding                                                           4,530           4,530           4,530
      Additional paid-in capital                                              31,557,988      31,557,988      31,557,988
      Treasury stock, 13,493 (unaudited), 13,493 and 13,493 shares,
         at cost                                                                (126,014)       (126,014)       (126,014)
      Accumulated deficit                                                    (24,231,829)    (23,074,537)    (15,017,673)
                                                                            ------------    ------------    ------------
            Total stockholders' equity                                         7,204,675       8,361,967      16,418,831
                                                                            ------------    ------------    ------------
                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 24,677,333    $ 27,466,743    $ 40,112,792
                                                                            ============    ============    ============

---------------
(1)   See Notes to Restated Consolidated Financial Statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004
      Financial Statements."


                       The accompanying Notes are an integral part of these financial statements.



                                                          F-4

                                                                                                         I/OMAGIC CORPORATION
                                                                                                               AND SUBSIDIARY
                                                                                        CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------------------------------------------------------

                                                     THREE MONTHS ENDED
                                                           MARCH 31,                       YEAR ENDED DECEMBER 31,
                                                 ----------------------------    --------------------------------------------
                                                                     2004                            2003            2002
                                                     2005         (RESTATED)         2004       (RESTATED)(1)    (RESTATED)(1)
                                                 ------------    ------------    ------------    ------------    ------------
                                                          (UNAUDITED)
NET SALES                                        $  9,036,812    $ 15,473,519    $ 44,396,551    $ 63,587,454    $ 80,952,712
COST OF SALES                                       8,454,880      13,218,254      41,418,750      54,643,371      73,564,456
                                                 ------------    ------------    ------------    ------------    ------------
GROSS PROFIT                                          581,932       2,255,265       2,977,801       8,944,083       7,388,256
                                                 ------------    ------------    ------------    ------------    ------------
OPERATING EXPENSES
      Selling, marketing, and advertising             174,201         480,112       1,008,248       1,507,222       1,437,704
      General and administrative                    1,417,465       1,366,359       5,343,125       6,461,613       7,360,904
      Depreciation and amortization                    78,573         209,271         833,545       1,268,077       1,223,837
      Impairment of trademarks                             --              --       3,696,099              --              --
                                                 ------------    ------------    ------------    ------------    ------------
            Total operating expenses                1,670,239       2,055,742      10,881,017       9,236,912      10,022,445
                                                 ------------    ------------    ------------    ------------    ------------
INCOME (LOSS) FROM OPERATIONS                      (1,088,308)        199,523      (7,903,216)       (292,829)     (2,634,189)
                                                 ------------    ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSE)
      Interest income                                      37             219             430             378           2,047
      Interest expense                                (77,353)        (44,135)       (201,310)       (248,754)       (385,948)
      Currency transaction gain (loss)                     --              --          49,764          55,693              --
      Settlement expense and related legal
         costs                                             --              --              --              --      (5,179,891)
      Gain (loss) on disposal of property
         and equipment                                     --              --              --             (61)         38,759
      Other income (expense)                            8,332          (7,811)             --          (1,593)             --
                                                 ------------    ------------    ------------    ------------    ------------
            Total other income (expense)              (68,984)        (51,727)       (151,116)       (194,337)     (5,525,033)
                                                 ------------    ------------    ------------    ------------    ------------
INCOME (LOSS) BEFORE PROVISION FOR
   (BENEFIT FROM) INCOME TAXES                     (1,157,291)        147,796      (8,054,332)       (487,166)     (8,159,222)
PROVISION FOR (BENEFIT FROM) INCOME TAXES                  --           3,088           2,532         (27,148)        685,372
                                                 ------------    ------------    ------------    ------------    ------------
NET INCOME (LOSS)                                $ (1,157,291)   $    144,708    $ (8,056,864)   $   (460,018)   $ (8,844,594)
                                                 ============    ============    ============    ============    ============

BASIC EARNINGS (LOSS) PER SHARE                  $      (0.26)   $       0.03    $      (1.78)   $      (0.10)   $      (1.95)
                                                 ============    ============    ============    ============    ============

DILUTED EARNINGS (LOSS) PER SHARE                $      (0.26)   $       0.03    $      (1.78)   $      (0.10)   $      (1.95)
                                                 ============    ============    ============    ============    ============

BASIC WEIGHTED-AVERAGE SHARES OUTSTANDING           4,529,672       4,529,672       4,529,672       4,529,672       4,528,894
                                                 ============    ============    ============    ============    ============

DILUTED WEIGHTED-AVERAGE SHARES OUTSTANDING         4,529,672       4,594,047       4,529,672       4,529,672       4,528,894
                                                 ============    ============    ============    ============    ============


---------------
(1)   See Notes to Restated Consolidated Financial Statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004
      Financial Statements."


                          The accompanying Notes are an integral part of these financial statements.



                                                             F-5

                                                                                                               I/OMAGIC CORPORATION
                                                                                                                     AND SUBSIDIARY
                                                                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                PREFERRED STOCK
                                                                                ---------------
                                                             SERIES A                                    SERIES B
                                                             --------                                    --------
                                                                           ADDITIONAL                                   ADDITIONAL
                                                                            PAID-IN                                       PAID-IN
                                               SHARES         AMOUNT        CAPITAL         SHARES         AMOUNT         CAPITAL
                                               ------         ------        -------         ------         ------         -------
BALANCE, DECEMBER 31, 2001 AS
   ORIGINALLY STATED ......................      875,000   $        875   $  6,999,125        250,000   $        250   $  1,999,750
OPENING BALANCE ADJUSTMENT ................           --             --             --             --             --             --
BALANCE, DECEMBER 31, 2001 (RESTATED)(1) ..      875,000            875      6,999,125        250,000            250      1,999,750
PURCHASE OF TREASURY STOCK ................           --             --             --             --             --             --
REPURCHASE OF SERIES A - REDEEMABLE
   CONVERTIBLE PREFERRED STOCK ............     (875,000)          (875)    (6,999,125)            --             --             --
REPURCHASE OF SERIES B - REDEEMABLE
   CONVERTIBLE PREFERRED STOCK ............           --             --             --       (250,000)          (250)    (1,999,750)
ISSUANCE OF COMMON STOCK IN CONNECTION
   WITH THE EXERCISE OF WARRANTS ..........           --             --             --             --             --             --
NET LOSS ..................................           --             --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
   BALANCE, DECEMBER 31, 2002
      (RESTATED)(1) .......................           --             --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
PURCHASE OF TREASURY STOCK ................           --             --             --             --             --             --
NET LOSS ..................................           --             --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
   BALANCE, DECEMBER 31, 2003
      (RESTATED)(1) .......................           --             --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET LOSS ..................................           --             --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
   BALANCE, DECEMBER 31, 2004 .............           --             --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET LOSS ..................................           --             --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
   BALANCE, MARCH 31, 2005 ................           --   $         --   $         --             --   $         --   $         --
                                            ------------   ------------   ------------   ------------   ------------   ------------



                                                                                                            (CONTINUED ON NEXT PAGE)

                                                                F-6

                                                                                                               I/OMAGIC CORPORATION
                                                                                                                     AND SUBSIDIARY
                                                                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------

(CONTINUED FROM PREVIOUS PAGE)


                                                   COMMON STOCK           ADDITIONAL
                                                   ------------             PAID-IN        TREASURY     ACCUMULATED
                                               SHARES         AMOUNT        CAPITAL          STOCK         DEFICIT         TOTAL
                                               ------         ------        -------          -----         -------         -----
BALANCE, DECEMBER 31, 2001 AS
   ORIGINALLY STATED ......................    4,528,839   $      4,529   $ 31,557,359   $         --   $(14,446,237)  $ 26,115,651
OPENING BALANCE ADJUSTMENT ................           --             --             --             --        733,176        733,176
BALANCE, DECEMBER 31, 2001 (RESTATED)(1) ..    4,528,839          4,529     31,557,359             --    (13,713,061)    26,848,827
PURCHASE OF TREASURY STOCK ................           --             --             --        (42,330)            --        (42,330)
REPURCHASE OF SERIES A - REDEEMABLE
   CONVERTIBLE PREFERRED STOCK ............           --             --             --             --      6,222,222       (777,778)
REPURCHASE OF SERIES B - REDEEMABLE
   CONVERTIBLE PREFERRED STOCK ............           --             --             --             --      1,777,778       (222,222)
ISSUANCE OF COMMON STOCK IN CONNECTION
   WITH THE EXERCISE OF WARRANTS ..........          833              1            629             --             --            630
NET LOSS ..................................           --             --             --             --     (8,844,594)    (8,844,594)
                                            ------------   ------------   ------------   ------------   ------------   ------------
   BALANCE, DECEMBER 31, 2002
      (RESTATED)(1) .......................    4,529,672          4,530     31,557,988        (42,330)   (14,557,655)    16,962,533
                                            ------------   ------------   ------------   ------------   ------------   ------------
PURCHASE OF TREASURY STOCK ................           --             --             --        (83,684)            --        (83,684)
NET LOSS ..................................           --             --             --             --       (460,018)      (460,018)
                                            ------------   ------------   ------------   ------------   ------------   ------------
   BALANCE, DECEMBER 31, 2003
      (RESTATED)(1) .......................    4,529,672          4,530     31,557,988       (126,014)   (15,017,673)    16,418,831
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET LOSS ..................................           --             --             --             --     (8,056,864)    (8,056,864)
                                            ------------   ------------   ------------   ------------   ------------   ------------
   BALANCE, DECEMBER 31, 2004 .............    4,529,672          4,530     31,557,988       (126,014)   (23,074,537)     8,361,967
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET LOSS ..................................           --             --             --             --     (1,157,291)    (1,157,291)
                                            ------------   ------------   ------------   ------------   ------------   ------------
   BALANCE, MARCH 31, 2005 ................    4,529,672   $      4,530   $ 31,557,988   $   (126,014)  $(24,231,829)  $  7,204,675
                                            ------------   ------------   ------------   ------------   ------------   ------------

---------------
(1) See Notes to Restated Consolidated Financial Statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial
    Statements."



                             The accompanying Notes are an integral part of these financial statements.


                                                                F-6-A

                                                                                                            I/OMAGIC CORPORATION
                                                                                                                  AND SUBSIDIARY
                                                                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------------------

                                                        THREE MONTHS ENDED
                                                              MARCH 31,                       YEAR ENDED DECEMBER 31,
                                                    ----------------------------    --------------------------------------------
                                                                        2004                            2003            2002
                                                        2005        (RESTATED)(1)       2004        (RESTATED)(1)   (RESTATED)(1)
                                                    ------------    ------------    ------------    ------------    ------------
                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                $ (1,157,292)   $    144,708    $ (8,056,864)   $   (460,018)   $ (8,844,594)
   Adjustments to reconcile net income
      (loss) to net cash provided by (used in)
      operating activities
      Depreciation and amortization                       61,341          64,587         254,809         689,341         307,505
      (Gain) loss on disposal of property
         and equipment                                        --              --              --              61         (38,759)
      Amortization of trademarks                          17,232         144,684         578,736         578,736         916,332
      Impairment of trademarks                                --              --       3,696,099              --              --
      Allowance for doubtful accounts                     85,000          60,000         200,000       1,478,089       1,300,000
      Reserves for customer returns and
         sales incentives                                197,732        (421,929)       (238,688)        282,176      (1,587,257)
      Reserves for obsolete inventory                    361,663         100,000       2,046,217         125,000       1,670,200
      Impairment of deferred income taxes                     --              --              --              --         777,045
      (Increase) decrease in
         Accounts receivable                           1,711,302       6,183,447       3,641,471        (862,783)      7,489,342
         Accounts receivable -- related
            parties                                           --              --              --              --              --
         Inventory                                    (1,707,452)      1,320,096       1,000,052        (916,430)      1,426,227
         Inventory in transit                              1,467              --              --              --              --
         Prepaid expenses and other
            current assets                              (447,142)       (415,892)       (333,984)       (378,304)      2,263,469
         Other assets                                         --              --          25,952         (27,032)         14,288
      Increase (decrease) in
         Accounts payable and accrued
            expenses                                    (595,678)     (2,212,700)       (351,160)     (1,712,369)     (3,467,787)
         Accounts payable -- related
            parties                                      (74,441)     (4,614,465)     (3,023,523)      7,762,841      (2,965,802)
         Settlement payable                                   --      (1,000,000)     (1,000,000)     (3,000,000)      4,000,000
                                                    ------------    ------------    ------------    ------------    ------------
   Net cash provided by (used in)
      operating activities                            (1,546,268)       (647,464)     (1,560,883)      3,559,308       3,260,209
                                                    ------------    ------------    ------------    ------------    ------------

---------------
(1)  See Notes to Restated Consolidated Financial Statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial
     Statements."



                           The accompanying Notes are an integral part of these financial statements.


                                                               F-7

                                                                                                       I/OMAGIC CORPORATION
                                                                                                             AND SUBSIDIARY
                                                                                      CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------------

                                                   THREE MONTHS ENDED
                                                         MARCH 31,                       YEAR ENDED DECEMBER 31,
                                               ----------------------------    --------------------------------------------
                                                                   2004                            2003            2002
                                                   2005        (RESTATED)(1)       2004        (RESTATED)(1)   (RESTATED)(1)
                                               ------------    ------------    ------------    ------------    ------------
                                                        (UNAUDITED)
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from disposal of property and
      equipment                                $         --    $         --    $         --    $        500    $     74,000
   Restricted cash                                  777,892       1,175,697       1,141,325          (3,632)     (2,182,032)
   Purchase of property and equipment                (1,255)        (13,391)        (22,526)       (170,776)       (135,597)
                                               ------------    ------------    ------------    ------------    ------------
Net cash provided by (used in) investing
   activities                                       776,637       1,162,306       1,118,799        (173,908)     (2,243,629)
                                               ------------    ------------    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings (payments) on line of
      credit                                     (1,159,730)         (7,580)         24,186      (4,434,122)        750,586
   Payments on capital lease obligations                 --              --              --              --         (10,978)
   Purchase of treasury stock                            --              --              --         (83,684)        (42,330)
   Payments on repurchase of redeemable
      convertible preferred stock                        --              --              --              --      (1,000,000)
   Proceeds from exercise of warrants                    --              --              --              --             630
                                               ------------    ------------    ------------    ------------    ------------
Net cash provided by (used in) financing
   activities                                    (1,159,730)         (7,580)         24,186      (4,517,806)       (302,092)
                                               ------------    ------------    ------------    ------------    ------------
Net increase (decrease) in cash and cash
   equivalents                                   (1,929,361)        507,262        (417,898)     (1,132,406)        714,488

CASH AND CASH EQUIVALENTS, BEGINNING OF
   PERIOD                                         3,587,807       4,005,705       4,005,705       5,138,111       4,423,623
                                               ------------    ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD       $  1,658,446    $  4,512,967    $  3,587,807    $  4,005,705    $  5,138,111
                                               ============    ============    ============    ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION

   INTEREST PAID                               $     79,724    $     42,682    $    192,488    $    229,379    $    363,171
                                               ============    ============    ============    ============    ============
   INCOME TAXES PAID (REFUNDED)                $         --    $      3,088    $      2,532    $     (3,083)   $    (91,055)
                                               ============    ============    ============    ============    ============


---------------
(1)  See Notes to Restated Consolidated Financial Statements - "Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004
     Financial Statements."



                         The accompanying Notes are an integral part of these financial statements.


                                                            F-8

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES


The Company did not have any non-cash transactions during the three months ended March 31, 2005 and 2004.

The Company did not have any non-cash transactions during the years ended December 31, 2004 and 2003.


During the year ended December 31, 2002, the Company entered into the following non-cash transactions:

      o Paid $1.0 million to repurchase 875,000 shares of Series A redeemable convertible preferred stock and 250,000 shares of Series B redeemable convertible preferred stock, valued at $7.0 million and $2.0 million, respectively. The gain on repurchase of $8.0 million was netted against accumulated deficit in the consolidated balance sheet.





   The accompanying Notes are an integral part of these financial statements.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND BUSINESS


     I/OMagic Corporation ("I/OMagic"), a Nevada corporation, and its subsidiary (collectively, the "Company") develops, manufactures through subcontractors or obtains from suppliers, markets, and distributes data storage and digital entertainment products for the consumer electronics market. The Company sells its products in the United States and Canada to distributors and retailers. On July 6, 2004 the Company completed the merger of its wholly owned subsidiary, I/OMagic Corporation, a California corporation, with and into the Company.

NOTE 2 - RESTATEMENT OF 2000, 2001, 2002, 2003 AND 2004 FINANCIAL STATEMENTS

     The Company previously accounted for its sales incentives by reducing gross sales at the time sales incentives were offered to its retailers. Upon further examination of its accounting methodology for sales incentives, and a quantitative analysis of its historical sales incentives, the Company determined that it made an error in its application of the relevant accounting principles under SFAS 48, as interpreted under Topic 13, and determined that it should have estimated and recorded sales incentives at the time its products were sold. Under SFAS 48, as interpreted under Topic 13, the eventual sales price must be fixed or determinable before revenue can be recognized. Due to the nature and extent of the Company's sales incentive history, the Company should have been assessing its revenue recognition criteria to determine whether it was able to effectively estimate or determine its eventual sales price. The Company has determined the effect of the correction on its previously issued financial statements and has restated the accompanying financial statements for the year ended December 31, 2002 and 2003 and has restated the financial information below for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2004.

     The Company previously accounted for product returns using a method that did not take into account the different return characteristics of categories of similar products and also did not adequately take into account the variability over time of product return rates. The Company conducted a quantitative analysis of its historical product return data to determine moving averages of product return rates by groupings of similar products. Following completion of this analysis, the Company determined that it made an error in its method of estimating product returns. The Company has determined the effect of the correction on its previously issued financial statements and has restated the accompanying financial statements for the year ended December 31, 2002 and 2003 and has restated the financial information below for the years ended December 31, 2000, 2001 and 2002 and 2003 and for the three months ended March 31, 2004.

     The Company previously accounted for an adjustment reducing rebate promotions for $1.5 million in the year 2002 as a change in estimate. The Company determined that it had made an error in its accounting for the adjustment and reallocated the adjustment to the years 1998 through 2002 based on the pro-rata amount of rebate promotions recorded in each of those years. The Company has determined the effect of the correction on its previously issued financial statements and has restated the accompanying financial statements for the years ended December 31, 2002 and 2003 and has restated the financial information below for the years ended December 31, 2000, 2001, 2002 and 2003.

     The Company has recalculated its provision for income taxes for the years ended December 31, 2001 and 2002 as a result of the restatements for sales incentives, product returns and rebate promotions, and has restated the financial information below for the years ended December 31, 2000, 2001, 2002 and 2003.

     The effects of the restatement on net sales, cost of sales, gross profit, net loss, basic and diluted loss per common share, accounts payable and accrued expenses, and stockholders' equity as of and for the year ended December 31, 2000 are as follows:

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


                                                                AS ORIGINALLY    RESTATEMENT
                                                                  REPORTED       ADJUSTMENTS    AS RESTATED
                                                                ------------    ------------    ------------
      Net sales .............................................   $ 60,805,437    $    242,664    $ 61,048,101
      Cost of sales .........................................     53,126,489              --      53,126,489
      Gross profit ..........................................      7,678,948         242,664       7,921,612
      Net income (loss) .....................................   $ (6,410,849)   $    242,664    $ (6,168,185)

      PROFIT (LOSS) PER COMMON SHARE:
         Basic ..............................................   $      (2.44)   $       0.09    $      (2.35)
         Diluted ............................................   $      (2.44)   $       0.09    $      (2.35)
      Accounts payable and accrued expenses .................   $  5,584,951    $   (563,400)   $  5,021,551
      Stockholders' equity ..................................   $ 22,659,571    $    563,400    $ 23,222,971

     The effects of the restatement on net sales, cost of sales, gross profit, net loss, basic and diluted loss per common share, reserves for product returns, sales incentives and rebate promotions, accounts payable and accrued expenses, and stockholders' equity as of and for the year ended December 31, 2001 are as follows:

                                                                AS ORIGINALLY    RESTATEMENT
                                                                  REPORTED       ADJUSTMENTS    AS RESTATED
                                                                ------------    ------------    ------------
      Net sales .............................................   $ 67,788,959    $    323,352    $ 68,112,311
      Cost of sales .........................................     62,776,334        (824,693)     61,951,641
      Gross profit ..........................................      5,012,625       1,148,045       6,160,670
      Provision for income taxes ............................          3,000         978,266         981,266
      Net income (loss) .....................................   $ (5,547,645)   $    169,779    $ (5,377,866)

      PROFIT (LOSS) PER COMMON SHARE:
         Basic ..............................................   $      (1.23)   $       0.04    $      (1.19)
         Diluted ............................................   $      (1.23)   $       0.04    $      (1.19)
      Reserves for product returns and sales incentives .....   $  2,605,679    $   (488,343)   $  2,117,336
      Accounts payable and accrued expenses .................   $ 12,027,498    $ (1,223,102)   $ 10,804,396
      Stockholders' equity ..................................   $ 17,115,651    $    733,179    $ 17,848,830

     The effects of the restatement on net sales, cost of sales, gross profit, provision for (benefit from) income taxes, net loss, basic and diluted loss per common share, reserves for product returns, sales incentives and rebate promotions, and stockholders' equity as of and for the year ended December 31, 2002 are as follows:

                                                                AS ORIGINALLY    RESTATEMENT
                                                                  REPORTED       ADJUSTMENTS    AS RESTATED
                                                                ------------    ------------    ------------
      Net sales .............................................   $ 83,529,708    $ (2,576,996)   $ 80,952,712
      Cost of sales .........................................     74,665,823      (1,101,367)     73,564,456
      Gross profit ..........................................      8,863,885      (1,475,629)      7,388,256
      Provision for (benefit from) income taxes .............      1,663,638        (978,266)        685,372
      Net loss ..............................................   $ (8,347,231)   $   (497,363)   $ (8,844,594)

      LOSS PER COMMON SHARE:
         Basic ..............................................   $      (1.84)   $      (0.11)   $      (1.95)
         Diluted ............................................   $      (1.84)   $      (0.11)   $      (1.95)
      Reserves for product returns and sales incentives .....   $    765,898    $   (235,816)   $    530,082
      Stockholders' equity ..................................   $ 16,726,720    $    235,816    $ 16,962,536

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     The effects of the restatement on net sales, cost of sales, gross profit, net loss, basic and diluted loss per common share, reserves for product returns, sales incentives and rebate promotions, and stockholders' equity as of and for the year ended December 31, 2003 are as follows:

                                                                AS ORIGINALLY    RESTATEMENT
                                                                  REPORTED       ADJUSTMENTS    AS RESTATED
                                                                ------------    ------------    ------------
      Net sales .............................................   $ 62,222,513    $  1,364,941    $ 63,587,454
      Cost of sales .........................................     53,083,729       1,559,642      54,643,371
      Gross profit ..........................................      9,138,784        (194,701)      8,944,083
      Net income (loss) .....................................   $   (265,317)   $   (194,701)   $   (460,018)

      PROFIT (LOSS) PER COMMON SHARE:
         Basic ..............................................   $      (0.06)   $      (0.04)   $      (0.10)
         Diluted ............................................   $      (0.06)   $      (0.04)   $      (0.10)
      Reserves for product returns, sales incentives and
          rebate promotions .................................   $    853,373    $    (41,115)   $    812,258
      Stockholders' equity ..................................   $ 16,377,717    $     41,115    $ 16,418,832

     The effects of the restatement on net sales, cost of sales, gross profit, net income, basic and diluted income per common share, reserves for product returns and sales incentives, and stockholders' equity as of and for the three months ended March 31, 2004 (unaudited) is as follows:

                                                                AS ORIGINALLY    RESTATEMENT
                                                                  REPORTED       ADJUSTMENTS    AS RESTATED
                                                                ------------    ------------    ------------
                                                                 (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
      Net sales .............................................   $ 15,360,219    $    113,300    $ 15,473,519
      Cost of sales .........................................     12,992,415         225,839      13,218,254
      Gross profit ..........................................      2,367,804        (112,539)      2,255,265
      Net income ............................................   $    257,247    $   (112,539)   $    144,708

      PROFIT PER COMMON SHARE:
         Basic ..............................................   $       0.06    $      (0.03)   $       0.03
         Diluted ............................................   $       0.06    $      (0.03)   $       0.03
      Reserves for product returns and sales incentives .....   $    318,905    $     71,424    $    390,329
      Stockholders' equity ..................................   $ 16,634,964    $    (71,424)   $ 16,563,540

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation
     ---------------------------


     The consolidated financial statements include the accounts of I/OMagic and its subsidiary, IOM Holdings, Inc. All material intercompany accounts and transactions have been eliminated.


     Stock Split
     -----------

     On December 6, 2002, the Company amended its Articles of Incorporation to effect a 1-for-15 reverse stock split as of December 20, 2002. All share and per share data have been retroactively restated to reflect this reverse stock split.

     Revenue Recognition
     -------------------


     The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition", updated by SAB's 103 and 104, "Update of Codification of Staff Accounting Bulletins." Under SAB 104, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. The Company applies the specific provisions of Statement of Financial

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     Accounting Standards ("SFAS") No. 48, "Revenue Recognition when Right of Return Exists." Under SFAS No. 48, product revenue is recorded at the transfer of title to the products to a retailer, net of estimated allowances and returns and sales incentives. Transfer of title occurs and risk of ownership passes to a retailer at the time of shipment or delivery, depending on the terms of the Company's agreement with a particular retailer. The criteria for revenue recognition in SFAS No. 48 are satisfied as follows: the sales price is substantially fixed or determinable at the date of sale; there is an obligation by the retailer to pay the Company which is not contingent upon resale of the product by the retailer and which does not change if the product is stolen or damaged while in the retailer's possession; the retailer has separate economic substance (is an independent third party unaffiliated with the Company); the Company does not have significant obligations to the retailer for future performance at the time of sale to directly bring about the sale of the product by the retailer; and, the amount of future returns can be reasonably estimated (based upon the Company's prior periods' actual returns). For transactions not satisfying the conditions for revenue recognition under SFAS No. 48, product revenue is deferred until the conditions are met, net of an estimate for cost of sales. Consignment sales are recognized when the Company's retailers sell its products to retail customers, at which point the retailers incur an obligation to pay the Company.

     In accordance with EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer including a Reseller of the Vendor's Products," the Company reduces its product revenue for marketing promotions, Market Development Fund and Cooperative Advertising costs.

     The Company recognizes revenue under three primary sales models: a standard terms sales model, a consignment sales model and a special terms sales model. The Company generally uses one of these three primary sales models, or some combination of these sales models, with each of its retailers. Under each of these sales models the Company's payment terms are explicitly stated and agreed to by the Company and the retailer before goods are shipped, thereby making our fee fixed or determinable before revenue is recognized.


     STANDARD TERMS


     Under the Company's standard terms sales model, a retailer is obligated to pay the Company for products sold to it within a specified number of days from the date that title to the products is transferred to the retailer. The Company's standard terms are typically net 60 days from the transfer of title to the products to a retailer. The Company typically collects payment from a retailer within 60 to 75 days from the transfer of title to the products to a retailer. Transfer of title occurs and risk of ownership passes to a retailer at the time of shipment or delivery, depending on the terms of the Company's agreement with a particular retailer. The sale price of the Company's products is substantially fixed or determinable at the date of sale based on purchase orders generated by a retailer and accepted by the Company. A retailer's obligation to pay the Company for products sold to it under the Company's standard terms sales model is not contingent upon the resale of those products. The Company recognizes revenue for standard terms sales at the time title to products is transferred to a retailer, net of an estimate for sales incentives, rebates and returns.


     CONSIGNMENT


     Under the Company's consignment sales model, a retailer is obligated to pay the Company for products sold to it within a specified number of days following notification to the Company by the retailer of the resale of those products. Retailers notify the Company of their resale of consigned products by delivering weekly or monthly sell-through reports. A sell-through report discloses sales of products sold in the prior period covered by the report -- that is, a weekly or monthly sell-through report covers sales of consigned products in the prior week or month, respectively. The period for payment to the Company by retailers relating to their resale of consigned products corresponding to these sell-through reports varies from retailer to retailer. For sell-through reports generated weekly, the Company typically collects payment from a retailer within 30 days of the receipt of those reports. For sell-through reports generated monthly, the Company typically collects payment from a retailer within 15 days of the receipt of those reports. At the time of a retailer's resale of a product, title is transferred directly to the consumer. Risk of theft or damage of a product, however, passes to a retailer upon delivery of that product to the retailer. The sale price of the Company's products is substantially fixed or determinable at the date of sale based on a product sell-through report generated by a retailer and delivered to the Company. Except in the case of theft or damage, a retailer's obligation to pay the Company for products transferred under the Company's consignment sales model is entirely contingent upon the resale of those products. Products held by a retailer under the Company's consignment sales model are recorded as the Company's inventory at offsite locations until their resale

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     by the retailer. Because the Company retains title to products in its consignment sales channels until their resale by a retailer, revenue is not recognized until the time of resale. Accordingly, price modifications to inventory maintained in the Company's consignment sales channels do not have an effect on the timing of revenue recognition. The Company recognizes revenue for consignment sales in the period during which resale occurs.

     SPECIAL TERMS


     Under the Company's special terms sales model, the payment terms for the purchase of the Company's products are negotiated on a case-by-case basis and typically cover a specified quantity of a particular product. The result of the Company's negotiations is a special agreement with a retailer that defines how and when transfer of title occurs and risk of ownership shifts to the retailer.

     The Company ordinarily does not offer any rights of return or rebates for products sold under its special terms sales model. A retailer is obligated to pay the Company for products sold to it within a specified number of days from the date that title to the products is transferred to the retailer, or as otherwise agreed to by the Company. The Company's payment terms are ordinarily shorter under its special terms sales model than under its standard terms or consignment sales models and the Company typically requires payment in advance, at the time of transfer of title to the products or shortly following the transfer of title to the products to a retailer. However, under its special terms sales model, the Company often requires payment in advance or at the time of transfer of title to the products to a retailer. Transfer of title occurs and risk of ownership passes to a retailer at the time of shipment, delivery, receipt of payment or the date of invoice, depending on the terms of the Company's agreement with the retailer. The sale price of the Company's products is substantially fixed or determinable at the date of sale based on the Company's agreement with a retailer. A retailer's obligation to pay the Company for products sold to it under the Company's special terms sales model is not contingent upon the resale of those products. The Company recognizes revenue for special terms sales at the time title to products is transferred to a retailer.

     Comprehensive Income
     --------------------


     The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. For the years ended December 31, 2004, 2003, and 2002, comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.


     Foreign Currency
     ----------------

     Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables, are included in the consolidated statement of operations.

     Cash and Cash Equivalents
     -------------------------

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

     Restricted Cash
     ---------------

     Cash of $266,446 (unaudited), $1,044,339 and $2,085,664 at March 31, 2005,
     December 31, 2004 and December 31, 2003, respectively, is restricted to pay down any outstanding balance on the Company's line of credit with United National Bank.

     Cash of $100,000 at December 31, 2003, which was used to back a Letter of Credit with a retailer, was considered restricted.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     Inventory
     ---------

     Inventory is stated at the lower of cost, using the weighted-average method, which approximates the first-in, first-out method or market.

     Product Warranties
     ------------------

     The Company's products are subject to limited warranties ranging in duration of up to one year. These warranties cover only repair or replacement of the product. The Company's subcontract manufacturers and suppliers provide the Company with warranties of a duration at least as long as the warranties provided by the Company to consumers. The warranties provided by the Company's subcontract manufacturers and suppliers cover repair or replacement of the product. The Company has a specific right of offset against its subcontract manufacturers and suppliers for defective products, therefore the amount of the Company's warranty claims is not material.

     Property and Equipment
     ----------------------

     Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives as follows:

          Computer equipment and software                         5 years

          Warehouse equipment                                     7 years

          Office furniture and equipment                     5 to 7 years

          Equipment under capital leases                          5 years

          Vehicles                                                5 years

          Leasehold improvements      Estimated useful life or lease term
                                      whichever is shorter

     Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets.

     Trademarks
     ----------


     The Hi-Val(R) and Digital Research Technologies(R) trademarks acquired in April 2000 were originally being amortized over a 5-year period. A valuation in early 2002 established that the trademarks had an additional 10-year life. Therefore, effective with the second quarter 2002, the Company extended the amortization period by ten years. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated value of the trademarks may not be recoverable.

     In accordance with SFAS No. 142, "Goodwill and other Intangible Assets," the Company conducted its required valuation on the trademarks for possible impairment as of December 31, 2004. Based upon this valuation, the Company determined that there had been a significant impairment in the value of the trademarks due to lower sales of products under the Hi-Val(R) and Digital Research Technologies(R) brands in 2004 and lower sales forecasted by the Company for subsequent periods. Therefore, the Company wrote down the value of the trademarks by $3,696,099 as of December 31, 2004. This writedown will result in a reduction of $509,796 in amortization expense to $68,940 from $578,736 in each of the next five years.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     Accounting for the Impairment of Long-Lived Assets
     --------------------------------------------------


     The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Management determined that there was no impairment of long-lived assets during the years ended December 31, 2004, 2003, and 2002 other than the impairment of the Company's Hi-Val(R) and Digital Research Technologies(R) trademarks during the year ended December 31, 2004.


     Fair Value of Financial Instruments
     -----------------------------------

     For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, line of credit, accounts payable and accrued expenses, accounts payable--related parties, reserve for customer returns and allowances, and settlement payable, the carrying amounts approximate fair value due to their short maturities.

     Stock-Based Compensation
     ------------------------

     SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation issued to employees. The Company has elected to use the intrinsic value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation. For stock-based compensation issued to non-employees, the Company uses the fair value method of accounting under the provisions of SFAS No. 123.


     Pro forma information regarding net loss and loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. For the year ended December 31, 2004 options to purchase up to 126,375 shares of common stock of the Company were granted. For the years ended December 31, 2003 and 2002, options were not granted. For the three months ended March 31, 2005, no options to purchase common stock were granted. For the three months ended March 31, 2004, 126,375 options to purchase common stock were granted.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Adjustments are made for options forfeited prior to vesting. The effect on net loss and basic and diluted loss per share had compensation costs for the Company's stock option plans been determined based on a fair value at the date of grant consistent with the provisions of SFAS No. 123 for the years ended December 31, 2004, 2003, and 2002 and for the three months ended March 31, 2005 and 2004 is as follows:

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


                                                         MARCH 31,                      YEAR ENDED DECEMBER 31,
                                                --------------------------    -----------------------------------------
                                                       (UNAUDITED)
                                                                   2004                          2003           2002
                                                    2005       (RESTATED)(1)      2004      (RESTATED)(1)  (RESTATED)(1)
                                                -----------    -----------    -----------    -----------    -----------
Net Income (Loss)
      As reported                               $(1,157,291)   $   144,708    $(8,056,864)   $  (460,018)   $(8,844,594)
      Add stock based compensation expense
         included in net income, net of tax              --             --             --             --             --
      Deduct total stock based employee
         compensation expense determined
         under fair value method for all
         awards, net of tax                         (22,077)        (7,567)       (75,673)            --        (88,880)
                                                -----------    -----------    -----------    -----------    -----------

      PRO FORMA                                 $(1,179,368)   $   137,141    $(8,132,537)   $  (460,018)   $(8,933,474)
                                                ===========    ===========    ===========    ===========    ===========

Earnings per common share
      Basic - as reported                       $     (0.26)   $     (0.03)   $     (1.78)   $     (0.10)   $     (1.95)
      Basic - pro forma                         $     (0.26)   $     (0.03)   $     (1.80)   $     (0.10)   $     (1.97)
      Diluted - as reported                     $     (0.26)   $     (0.03)   $     (1.78)   $     (0.10)   $     (1.95)
      Diluted - pro forma                       $     (0.26)   $     (0.03)   $     (1.80)   $     (0.10)   $     (1.97)

- ---------------
     (1) See Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements.


     Advertising Costs
     -----------------


     The Company expenses advertising costs as incurred. For the three months ended March 31, 2005 and 2004, advertising costs were $0 (unaudited) and $240,000 (unaudited), respectively. For the years ended December 31, 2004, 2003, and 2002, advertising costs were $262,584, $160,000 and $3,500, respectively.


     Income Taxes
     ------------

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

     Earnings (Loss) Per Share
     -------------------------

     The Company calculates earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted income (loss) per share is computed similar to basic income (loss) per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     The following potential common shares have been excluded from the computations of diluted net income (loss) per share for the three months ended March 31, 2005 and 2004 (unaudited) and the years ended December 31, 2004, 2003, and 2002 because the effect would have been anti-dilutive.

                                             MARCH 31,             YEAR ENDED DECEMBER 31,
                                      ---------------------   ---------------------------------
                                           (UNAUDITED)
                                         2005        2004        2004        2003        2002
                                      ---------   ---------   ---------   ---------   ---------
      Stock options outstanding         122,950     126,375     126,000          --      20,000
      Warrants outstanding               20,000      40,004      20,000      40,008          --
                                      ---------   ---------   ---------   ---------   ---------
            TOTAL                       142,950     166,379     146,000      40,008      20,000
                                      =========   =========   =========   =========   =========


     Estimates
     ---------

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Sales Incentive Reserve
     -----------------------


     From time to time, the Company enters into agreements with certain retailers regarding price decreases that are determined by the Company in its sole discretion. These agreements allow those retailers (subject to limitations) a credit equal to the difference between the Company's current price and its new reduced price on units in the retailers' inventories or in transit to the retailers on the date of the price decrease.

     The Company records an estimate of sales incentives based on its actual sales incentive rates over a trailing twelve-month period, adjusted for any known variations, which are charged to operations and offset against gross sales at the time products are sold. The Company also records a corresponding accrual for its estimated sales incentive liability. This accrual--the Company's sales incentive reserve--is reduced by deductions on future payments taken by the Company's retailers relating to actual sales incentives.

     At the end of each quarterly period, the Company analyzes its existing sales incentive reserve and applies any necessary adjustments based upon actual or expected deviations in sales incentive rates from the Company's applicable historical sales incentive rates. The amount of any necessary adjustment is based upon the amount of the Company's remaining field inventory, which is calculated by reference to the Company's actual field inventory last conducted, plus inventory-in-transit and less estimated product sell-through. The amount of the Company's sales incentive liability for each product is equal to the amount of remaining field inventory for that product multiplied by the difference between the Company's current price and its new reduced price to its retailers for that product. This data, together with all data relating to all sales incentives granted on products in the applicable period, is used to adjust the Company's sales incentive reserve established for the applicable period.

     In 2004, the Company's sales incentives were $2.5 million, or 4.2% of gross sales, all of which was offset against gross sales, as compared to $2.9 million, or 3.5% of gross sales, in 2003, all of which was offset against gross sales. In 2002, the Company's sales incentives were $5.3 million, or 5.1% of gross sales, all of which was offset against gross sales.


     Rebate Promotions Accruals
     --------------------------

     The Company periodically offers rebate promotions to retailers which are provided to their end-user customers. During the period of the rebate promotion, the Company reduces sales by the estimated amount of the rebate promotion with a corresponding accrual for the estimated liability. Estimates for rebate promotions are based on a number of variable factors that depend on the specific program or product. These variables include the length of the rebate promotion, the estimated sales during the promotion, and the anticipated redemption rate of the program based on historical experience.


     For the year 2002, the rebate promotions accrual initially was reduced by $1.5 million due to a change in estimate of the Company's promotion liability. The Company has restated its financial statements for 2000, 2001 and 2002 to allocate the $1.5 million reduction based upon rebate promotions expenses in those years.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     Market Development Fund/Cooperative Advertising Accruals
     --------------------------------------------------------

     The Company has agreements with certain retailers in which the retailer is allowed to use a set percentage of its purchases of the Company's products for various marketing purposes. The purpose of these agreements is to encourage advertising and promotional events to promote the sale of the Company's products. Each period the Company reduces sales by the estimated amounts to be deducted by the retailers on future payments with a corresponding increase in the accrual for the estimated liability.

     Product Returns
     ---------------


     The Company has a limited 90-day to one year time period for product returns from end-users; however, its retailers generally have return policies that allow their customers to return products within only fourteen to thirty days after purchase. The Company allows its retailers to return damaged or defective products to it following a customary return merchandise authorization process. The Company has no informal return policies. The Company utilizes actual historical return rates to determine its allowance for returns in each period. Gross sales is reduced by estimated returns and cost of sales is reduced by the estimated cost of those sales. The Company records a corresponding accrual for the estimated liability associated with the estimated returns. This estimated liability is based on the gross margin of the products corresponding to the estimated returns. This accrual is offset each period by actual product returns.

     As noted above, the Company's return rate is based upon its past history of actual returns and the Company estimates amounts for product returns for a given period by applying this historical return rate and reducing actual gross sales for that period by a corresponding amount. The Company's historical return rate for a particular product is the life-to-date return rate of similar products. This life-to-date return rate is updated monthly. The Company also compares this life-to-date return rate to its trailing 18-month return rate to determine whether any material changes in the Company's return rate have occurred that may not be reflected in the life-to-date return rate. The Company believes that using a trailing 18-month return rate takes two key factors into consideration, specifically, an 18-month return rate provides the Company with a sufficient period of time to establish recent historical trends in product returns for each product category, and provides it with a period of time that is short enough to account for recent technological shifts in the Company's product offerings in each product category. If an unusual circumstance exists, such as a product category that has begun to show materially different actual return rates as compared to life-to-date return rates, the Company will make appropriate adjustments to its estimated return rates. Factors that could cause materially different actual return rates as compared to life-to-date return rates include product modifications that simplify installation; a new product line, within a product category, that needs time to better reflect its return performance; and other factors. For the years ended December 31, 2004, 2003, and 2002, the Company had reserves for product returns totaling $270,706, $364,989, and $498,232, respectively, which reflect the estimated gross margin effect for future returns.


     The Company's warranty terms under its arrangements with its suppliers are that any product that is returned by a retailer or retail customer as defective can be returned by the Company to the supplier for full credit against the original purchase price. The Company incurs only minimal shipping costs to its suppliers in connection with the satisfaction of its warranty obligations.

     Inventory Obsolescence Allowance
     --------------------------------

     The Company's warehouse supervisor, production supervisor and production manager physically review the Company's warehouse inventory for slow moving and obsolete products. All products of a material amount are reviewed quarterly and all products of an immaterial amount are reviewed annually. The Company considers products that have not been sold within six months to be slow moving. Product that is no longer compatible with current hardware or software is considered obsolete. The potential for re-sale of slow moving and obsolete inventories is considered through market research, analysis of the Company's retailers' current needs, and assumptions about future demand and market conditions. The recorded cost of both slow-moving and obsolete inventories is then reduced to its estimated market value based on current market pricing for similar products. The Company utilizes the Internet to provide indications of market value from competitors' pricing, third party inventory liquidators and auction websites. The recorded costs of the Company's slow moving and obsolete products are reduced to current market prices when the recorded costs exceed such market prices. All adjustments establish a new cost basis for inventory as the Company believes such reductions are permanent declines in the market price of its products. Generally, obsolete inventory is sold to companies that specialize in the liquidation of such items while the Company continues to market slow-moving inventories until they are sold or become obsolete. As obsolete or slow moving inventory is sold, the Company reduces the reserve by proceeds from the sale of the products.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     Inventory Adjustments
     ---------------------


     The Company's warehouse supervisor, production supervisor and production manager physically review the Company's warehouse inventory for obsolete or damaged inventory-related items on a monthly basis. Inventory-related items (such as sleeves, manuals or broken products no longer under warranty from the Company's subcontract manufacturers and suppliers) which are considered obsolete or damaged are reviewed by these personnel together with the Company's Controller or Chief Financial Officer. At the discretion of the Company's Controller or Chief Financial Officer, these items are physically disposed of and the Company makes corresponding accounting adjustments resulting in inventory adjustments. In addition, on a monthly basis, the Company's detail inventory report and its general ledger are reconciled by the Company's Controller and any variances result in a corresponding inventory adjustment.


     Allowance for Doubtful Accounts
     -------------------------------

     The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its retailers to make required payments. If the financial condition of the Company's retailers were to deteriorate, resulting in the impairment of their ability to make payments, additional allowances may be required. Since the Company's current retailers are national retailers with a good payment history with the Company, its allowance for doubtful accounts is minimal.

     The Company performs periodic credit evaluations of its retailers and maintains allowances for potential credit losses based on management's evaluation of historical experience and current industry trends. Although the Company expects to collect amounts due, actual collections may differ.

     Recently Issued Accounting Pronouncements
     -----------------------------------------


     In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations". FIN No. 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005 (which would be December 31, 2005 for calendar-year companies). Retrospective application of interim financial information is permitted but is not required. The Company does not expect adoption of FIN No. 47 to have a material impact on its financial statements.

     In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". SFAS 123(R) amends SFAS No. 123, "Accounting for Stock-Based Compensation", and APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the company's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of a company's shares or other equity instruments. This statement is effective (1) for public companies qualifying as SEC small business issuers, as of the first interim period or fiscal year beginning after December 15, 2005, or (2) for all other public companies, as of the first interim period or fiscal year beginning after June 15, 2005, or (3) for all nonpublic entities, as of the first fiscal year beginning after December 15, 2005. On April 14, 2005, the Securities and Exchange Commission amended the compliance dates to allow companies to implement Statement No. 123R at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005, or Dec. 15, 2005 for small business issuers. Management is currently assessing the impact of this statement on its financial position and results of operations.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment to Opinion No. 29, "Accounting for Nonmonetary Transactions". SFAS No. 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. This statement is not applicable to the Company.

     In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions". The FASB issued this statement as a result of the guidance provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". SOP 04-2 applies to all real estate time-sharing transactions. Among other items, the SOP provides guidance on the recording of credit losses and the treatment of selling costs, but does not change the revenue recognition guidance in SFAS No. 66, "Accounting for Sales of Real Estate", for real estate time-sharing transactions. SFAS No. 152 amends Statement No. 66 to reference the guidance provided in SOP 04-2. SFAS No. 152 also amends SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that SOP 04-2 provides the relevant guidance on accounting for incidental operations and costs related to the sale of real estate time-sharing transactions. SFAS No. 152 is effective for years beginning after June 15, 2005, with restatements of previously issued financial statements prohibited. This statement is not applicable to the Company.

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS No. 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) under the guidance in ARB No. 43, Chapter 4, "Inventory Pricing". Paragraph 5 of ARB No. 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. This statement is not applicable to the Company.


     Reclassifications
     -----------------

     Certain amounts included in the prior years' financial statements have been reclassified to conform with the current year presentation. Such reclassifications did not have any effect on reported net loss.


NOTE 4 - RISKS AND UNCERTAINTIES


     Technological Obsolescence
     --------------------------

     The data storage and digital entertainment industries are characterized by rapid technological advancement and change. Should demand for the Company's products prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amounts reflected in the accompanying balance sheets.


     Reliance on Independent and Related Party Manufacturers/Subcontractors/
     -----------------------------------------------------------------------
     Suppliers
     ---------

     The Company does not maintain its own manufacturing or production facilities and does not intend to do so in the foreseeable future. The Company anticipates that its products will be manufactured, and independent companies, some of which are stockholders of the Company, will supply its raw materials and components. Many of these independent and related party manufacturers/subcontractors/suppliers may manufacture and supply products for the Company's existing and potential competitors. As is customary in

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     the manufacturing industry, the Company does not have any material ongoing licensing or other supply agreements with its manufacturers and suppliers. Typically, the purchase order is the Company's "agreement" with the manufacturer or supplier. Therefore, any of these companies could terminate their relationships with the Company at any time. In the event the Company was to have difficulties with its present manufacturers and suppliers, the Company could experience delays in supplying products to its retailers.


     Reliance on Retail Distributors
     -------------------------------

     The Company's success will depend to a significant extent upon the ability to develop and maintain a multi-channel distribution system with retail distributors to sell the Company's products in the marketplace. There cannot be any assurance that the Company will be successful in obtaining and retaining the retail distributors it requires to continue to grow and expand its marketing and sales efforts.


NOTE 5 - CONCENTRATIONS OF RISK


     Cash and Cash Equivalents
     -------------------------


     The Company maintains its cash and cash equivalent balances in several banks located in Southern California and a financial institution that from time to time exceed amounts insured by the Federal Deposit Insurance Corporation up to $100,000 per bank and by the Securities Investor Protection Corporation up to $500,000 per financial institution. As of March 31, 2005, balances totaling $1,422,659 (unaudited) were uninsured. As of December 31, 2004 and 2003, balances totaling $4,404,578 and $6,375,233, respectively, were uninsured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.


     Retailers
     ---------


     During the three months ended March 31, 2005, the Company had net sales to three major retailers that represented 40%, 25% and 20% of net sales. As of March 31, 2005, accounts receivable from these three retailers were 51%, 22% and 10% of accounts receivable, respectively.

     During the year ended December 31, 2004, the Company had net sales to five major retailers that represented 32%, 17%, 11%, 10% and 10% of net sales. As of December 31, 2004, accounts receivable from these five retailers were 57%, 6%, 0%, 3% and 16% of accounts receivable, respectively.

     During the year ended December 31, 2003, the Company had net sales to five major retailers that represented 29%, 14%, 10%, 10% and 10% of net sales. As of December 31, 2003, accounts receivable from these five retailers were 13%, 4%, 8%, 7% and 17% of accounts receivable, respectively.

     During the year ended December 31, 2002, the Company had net sales to four major retailers that represented 29%, 25%, 16%, and 15% of net sales. As of December 31, 2002, accounts receivable from these four retailers were 25%, 28%, 17%, and 16% of accounts receivable, respectively.


     Suppliers
     ---------


     During the three months ended March 31, 2005, the Company purchased inventory from one related party vendor that represented 77% of purchases. As of March 31, 2005, there was one supplier that represented 84% of accounts payable -- related parties.

     During the year ended December 31, 2004, the Company purchased inventory from one related party vendor that represented 55% of purchases. In addition, the Company purchased inventory from a second vendor that represented 13% of purchases. As of December 31, 2004, there was one supplier that represented 85% of accounts payable - related parties.

     During the year ended December 31, 2003, the Company purchased inventory from two related party vendors that represented 45% and 26% of purchases. In addition, the Company purchased inventory from a third vendor that represented 13% of purchases. As of December 31, 2003, there were two suppliers that represented 69% and 17% of accounts payable - related parties.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     During the year ended December 31, 2002, the Company purchased inventory from two related party vendors that represented 47% and 18% of purchases. As of December 31, 2002, there were two suppliers that represented 60% and 12% of accounts payable and accounts payable--related parties.


NOTE 6 - INVENTORY

     Inventory as of March 31, 2005 (unaudited) and December 31, 2004 and 2003 consisted of the following:

                                                                                 DECEMBER 31,
                                                             MARCH 31,    --------------------------
                                                               2005           2004           2003
                                                           -----------    -----------    -----------
                                                            (UNAUDITED)
      Component parts                                      $ 2,282,214    $ 2,123,173    $ 3,658,140
      Finished goods--warehouse                              3,462,832      2,614,202      2,317,765
      Finished goods--consigned                              3,572,218      2,872,605      4,235,832
      Reserves for obsolete and slow moving inventory       (1,824,709)    (1,463,214)      (505,029)
                                                           -----------    -----------    -----------
            TOTAL                                          $ 7,492,555    $ 6,146,766    $ 9,706,208
                                                           ===========    ===========    ===========


     Consigned inventory is located at the stores and distribution centers of certain retailers with which the Company has consignment agreements. The inventory is owned by the Company until sold by the retailers.


NOTE 7 - PROPERTY AND EQUIPMENT

     Property and equipment as of March 31, 2005 (unaudited) and December 31, 2004 and 2003 consisted of the following:

                                                                                 DECEMBER 31,
                                                             MARCH 31,    --------------------------
                                                               2005           2004           2003
                                                           -----------    -----------    -----------
                                                            (UNAUDITED)
      Computer equipment and software                      $ 1,052,740    $ 1,051,485    $ 1,041,979
      Warehouse equipment                                       55,238         55,238         55,238
      Office furniture and equipment                           266,889        266,889        264,629
      Vehicles                                                  91,304         91,304         91,304
      Leasehold improvements                                    98,780         98,780         88,020
                                                           -----------    -----------    -----------
                                                             1,564,951      1,563,696      1,541,170
      Less accumulated depreciation and amortization         1,317,377      1,256,035      1,001,227
                                                           -----------    -----------    -----------
      TOTAL                                                $   247,574    $   307,661    $   539,943
                                                           ===========    ===========    ===========

     For the years ended December 31, 2004, 2003, and 2002, depreciation and amortization expense was $254,808, $689,341 and $307,505, respectively. Depreciation and amortization expense for the three months ended March 31, 2005 and 2004 was $61,341 (unaudited) and $64,587 (unaudited), respectively. Included in depreciation and amortization expense for the year ended December 31, 2003 is $389,000 related to the accelerated amortization of the leasehold improvements at the Company's prior Santa Ana facility. At the beginning of 2003, the Company decided to move to a larger facility by the end of September 2003 and therefore amortized the remaining leasehold improvements balance at December 31, 2002 through September 2003.

NOTE 8 - TRADEMARKS

     Trademarks as of March 31, 2005 (unaudited) and December 31, 2004 and 2003 consisted of the following:

                                                                                 DECEMBER 31,
                                                             MARCH 31,    --------------------------
                                                               2005           2004           2003
                                                           -----------    -----------    -----------
                                                            (UNAUDITED)
      Trademarks                                           $ 5,949,580    $ 9,645,679    $ 9,645,679
      Less writedown                                                --      3,696,099             --
      Less accumulated amortization                          5,467,012      5,449,780      4,871,044
                                                           -----------    -----------    -----------
      TOTAL                                                $   482,568    $   499,800    $ 4,774,635
                                                           ===========    ===========    ===========

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     For the years ended December 31, 2004, 2003, and 2002, amortization expense was $578,736, $578,736 and $916,332, respectively. Amortization expense for the three months ended March 31, 2005 and 2004 was $17,232 (unaudited) and $144,684 (unaudited), respectively. In accordance with SFAS No. 142, the Company performed its required valuation on its Hi-Val(R) and Digital Research Technologies(R) trademarks for possible impairment as of December 31, 2004. Based upon this valuation, the Company determined that there had been a significant impairment in the value of the trademarks due to lower sales of products under the Hi-Val(R) and Digital Research Technologies(R) brands in 2004 and lower sales forecasted by the Company for subsequent periods. Therefore, the Company recorded an impairment of the value of the trademarks of $3,696,099 as of December 31, 2004. This impairment will result in a reduction of $509,796 in amortization expense to $68,940 from $578,736 in each of the next five years.

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses as of March 31, 2005 (unaudited) and December 31, 2004 and 2003 consisted of the following:

                                                                                 DECEMBER 31,
                                                             MARCH 31,    --------------------------
                                                               2005           2004           2003
                                                           -----------    -----------    -----------
                                                            (UNAUDITED)
      Accounts payable                                     $   801,990    $ 1,282,082    $ 2,525,509
      Accrued rebates and marketing                          3,154,259      3,231,655      2,369,544
      Accrued compensation and related benefits                200,328        158,896        192,002
      Other                                                    469,462        549,086        485,824
                                                           -----------    -----------    -----------
      TOTAL                                                $ 4,626,039    $ 5,221,719    $ 5,572,879
                                                           ===========    ===========    ===========


NOTE 10 - LINE OF CREDIT

     On January 1, 2002, the Company obtained a $9.0 million asset-based line of credit (with a sub-limit of $8.0 million) with ChinaTrust Bank (USA) that was to expire December 15, 2003. The credit facility contained a number of restrictive financial covenants. On each of December 31, 2002, March 31, 2003, and June 30, 2003, the Company was not in compliance with certain of those financial covenants. However, the Company subsequently obtained waivers of these violations from the lender. The waiver relating to the December 31, 2002 covenant violation also modified the original expiration date of December 15, 2003 to October 15, 2003. Subsequently, the Company replaced this line of credit with a line of credit from United National Bank.


     On August 15, 2003, the Company entered into an agreement for an asset-based line of credit with United National Bank, effective August 18, 2003. The line allowed the Company to borrow up to a maximum of $6.0 million. The line of credit was initially used to pay off the outstanding balance with ChinaTrust Bank (USA) as of September 2, 2003, which was $3,379,827. On March 9, 2005 the line of credit with United National Bank was replaced by a line of credit from GMAC Commercial Finance. On March 9, 2005, the Company entered into a Loan and Security Agreement for an asset-based line of credit with GMAC Commercial Finance LLC ("GMAC"). The line of credit allows the Company to borrow up to a maximum of $10.0 million. The line of credit expires on March 9, 2008 and is secured by substantially all of the Company's assets. The line of credit allows for a sublimit of $2.0 million for outstanding letters of credit. Advances on the line of credit bear interest at the floating commercial loan rate initially equal to the prime rate plus 0.75%. The prime rate as of March 9, 2005 was 5.50%. The Company also has the option to use the LIBOR rate plus an initial amount of 3.50%.

     These rates are applicable if the average amount available for borrowing for the prior six month period is between $1.0 million and $3.5 million. If the average amount available for borrowing is less than $1.0 million, then the rates applicable to all amounts borrowed increase by 0.25%. If the average amount available for borrowing is greater than $3.5 million, then the rates applicable to all amounts borrowed decrease by 0.25%. For the unused portion of the line, the Company is to pay on a monthly basis, an unused line fee in the amount of 0.25% of the average unused portion of the line for the preceding month.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     The Loan Agreement contains one financial covenant--that the Company maintain at the end of each measurement period through and including September 30, 2005, a fixed charge coverage ratio of at least 1.2 to 1.0 and a fixed charge coverage ratio of at least 1.5 to 1.0 for all measurement periods thereafter. A measurement period is defined in the Loan Agreement as the three month period ending March 31, 2005, the six month period ending June 30, 2005, the nine month period ending September 30, 2005, the 12 month period ending December 31, 2005, and thereafter the twelve month period ending on March 31, June 30, September 30, and December 31 of each year during the term of the credit facility. As of March 31 and April 30, 2005, the Company was in breach of the financial covenant; however, as a result of a Letter Agreement and a First Amendment to Loan Agreement between the Company and GMAC, the Company is no longer in breach of this covenant. (See Note 19)

     The obligations of the Company under the Loan Agreement are secured by substantially all of the Company's assets and guaranteed by the Company's wholly-owned subsidiary, IOM Holdings, Inc. (the "Subsidiary"). The obligations of the Company and the guarantee obligations of its Subsidiary are secured pursuant to a Pledge and Security Agreement executed by the Company, a Collateral Assignment Agreement executed by the Company, a Guaranty Agreement executed by its Subsidiary, a General Security Agreement executed by its Subsidiary, an Intellectual Property Security Agreement and Collateral Assignment executed by the Company, and an Intellectual Property Security Agreement and Collateral Assignment executed by its Subsidiary.

     The new credit facility was initially used to pay off the Company's outstanding balance with United National Bank as of March 10, 2005, which balance was $3,809,320, and was also used to pay $25,000 of the Company's closing fees for the GMAC line of credit. The line of credit will be used for general operations. The outstanding balance with GMAC as of March 31, 2005 was $4,803,161. The amount available to the Company for borrowing as of March 31, 2005 was $283,758.

NOTE 11 - TRADE CREDIT FACILITIES WITH RELATED PARTIES

     In connection with a 1997 Strategic Alliance Agreement, the Company has available a trade line of credit with a related party for purchases up to $2.0 million. Purchases are non-interest bearing and are due 75 days from the date of receipt. The credit agreement can be terminated or changed at any time. As of December 31, 2003, there was $0 in trade payables outstanding under this arrangement. This trade line of credit was terminated on March 31, 2004.

     Pursuant to an oral agreement, the Company also has available an additional trade line of credit with a related party that provides a trade credit facility of up to $3.0 million carrying net 60 day terms, as defined. As of December 31, 2003, there was $0 in trade payables outstanding under this arrangement. This trade line of credit was terminated on March 31, 2004.

     In January 2003, the Company entered into a trade credit facility with a related party, whereby the related party has agreed to purchase inventory on behalf of the Company. The agreement allows the Company to purchase up to $10.0 million, with payment terms of 120 days following the date of invoice. The third party will charge the Company a 5% handling fee on the supplier's unit price. A 2% discount to the handling fee will be applied if the Company reaches an average running monthly purchasing volume of $750,000. Returns made by the Company, which are agreed by the supplier, will result in a credit to the Company for the handling charge. As security for the trade facility, the Company paid the related party a security deposit of $1.5 million, of which $750,000 may be applied against outstanding accounts payables to the related party after six months. As of December 31, 2004, $1.5 million had been applied against outstanding accounts payables to the related party. The agreement is for 12 months. At the end of the 12-month period, either party may terminate the agreement upon 30 days' written notice. Otherwise, the agreement will remain continuously valid without effecting a newly signed agreement. Both parties have the right to terminate the agreement one year following the inception date by giving the other party 30 days written notice of termination. As of December 31, 2004, there were $0 in trade payables under this arrangement. During the three months ended March 31, 2005, the Company purchased $487,878 (unaudited) of inventory under this arrangement. As of March 31, 2005, there were $487,878 (unaudited) in trade payables net of the $1.5 million deposit still outstanding under this arrangement.

     In February 2003, the Company entered into an agreement with a related party, whereby the related party agreed to supply and store at the Company's warehouse up to $10.0 million of inventory on a consignment basis. Under the agreement, the Company will insure the consignment inventory, store the consignment inventory for no charge, and furnish the related party with weekly statements indicating all products received and sold and the current consignment inventory level. The agreement may be terminated by either party with 60 days written notice. In addition, this agreement provides for a trade line of credit of up to $10.0 million with

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     payment terms of net 60 days, non-interest bearing. During 2004, 2003 and 2002 the Company purchased $19.2 million, $20.1 million and $10.0 million of inventory, respectively, under this or prior arrangements from this related party. As of December 31, 2004 and December 31, 2003, there were $7,346,596 and $8,322,946, respectively, in trade payables outstanding under this arrangement. During the three months ended March 31, 2005, the Company purchased $7.0 million (unaudited) of inventory under this arrangement. As of March 31, 2005, there were $6,784,277 (unaudited) in trade payables outstanding under this arrangement.

NOTE 12 - COMMITMENTS AND CONTINGENCIES


     Leases
     ------


     The Company leases its facilities and certain equipment under non-cancelable, operating lease agreements, expiring through December 2008.


     The Company previously leased its facilities from a related party that was, through March 2003, under the control of an officer of the Company. In March 2003, in connection with the settlement of the Vakili lawsuit (see Litigation), an officer of the Company relinquished control, to the Vakilis, of the entity that owned the warehouse and office space that was being leased by the Company. Under the terms of the settlement agreement, the lease dated April 1, 2000, as amended on June 1, 2000 and which originally expired in March 2010, was terminated and replaced with a new lease. The new lease required monthly payments of $28,687 and expired on September 30, 2003. The Company moved to its current facilities in September 2003.


     Future minimum lease payments under these non-cancelable operating lease obligations at December 31, 2004 are as follows:

          YEAR ENDING
          DECEMBER 31,
          ------------
             2005                                    $   368,771
             2006                                        227,686
             2007                                          5,820
             2008                                          5,820
                                                     -----------
          TOTAL                                      $   608,097
                                                     ===========

     Rent expense was $366,574, $420,425 and $431,590 for the years ended December 31, 2004, 2003 and 2002, respectively, and is included in general and administrative expenses in the accompanying statements of income. Rent expense was $92,333 (unaudited) and $90,870 (unaudited) for the three months ended March 31, 2005 and 2004, respectively, and is included in general and administrative expenses in the accompanying statements of income.


     Service Agreements
     ------------------


     Periodically, the Company enters into various agreements for services including, but not limited to, public relations, financial consulting, and manufacturing consulting. The agreements generally are ongoing until such time they are terminated, as defined. Compensation for services is paid either on a fixed monthly rate or based on a percentage, as specified, and may be payable in shares of the Company's common stock. During the years ended December 31, 2004, 2003, and 2002, the Company incurred expenses of $364,588, $333,982, and $349,056, respectively, in connection with such arrangements. During the three months ended March 31, 2005 and 2004, the Company incurred expenses of $56,472 (unaudited) and $127,177 (unaudited), respectively, in connection with such arrangements. These expenses are included in general and administrative expenses in the accompanying statements of operations.


     Employment Contract
     -------------------


     The Company entered into an employment agreement with one of its officers on October 15, 2002, which expires on October 15, 2007. The agreement, which is effective as of January 1, 2002, calls for an initial salary of $198,500, and provides for certain expense allowances. In addition, the agreement provides for a quarterly bonus equal to 7% of the Company's quarterly net income. For the years ended December 31, 2004, 2003, and

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     2002, bonuses totaling $60,702, $28,259, and $89,067, respectively, were paid under the terms of this agreement. As of December 31, 2004 and 2003, the accrued bonuses were $0 and $0, respectively. For the three months ended March 31, 2005 and 2004, bonuses totaling $0 (unaudited) and $60,702 (unaudited), respectively, were paid under the terms of this agreement. As of March 31, 2005 and December 31, 2004, the accrued bonuses were $0 (unaudited) and $0, respectively.


     Retail Agreements
     -----------------

     In connection with certain retail agreements, the Company has agreed to pay for certain marketing development and advertising on an ongoing basis. Marketing development and advertising costs are generally agreed upon at the time of the event. The Company also records a liability for co-op marketing based on management's evaluation of historical experience and current industry and Company trends.

     In May 2001, the Company entered into an agreement to pay certain market development and advertising funds. The agreement provided that the Company was to pay $6.0 million in marketing expenses to a retailer in connection with the retailer's purchase of $60 million in products over a period of one year. In June 2001, the Company began selling to and recognizing revenue from the retailer. All revenue recognized under the terms of this agreement was offset by a proportionate amount of marketing and promotional funds allocated to the same periods in which the revenue was recognized. From June to December 2001, the Company recorded $3.8 million of the market development and advertising funds. This amount directly correlated to the revenue recognized during those periods and the Company netted the same amount against its revenues for those periods. The term of the agreement continued into 2002 and from January to November 2002, the Company recorded $2.1 million of the market development and advertising funds. This amount directly correlated to the revenue recognized during those periods and the Company netted the same amount against its revenues for those periods. The market development and advertising funds were primarily used by the retailer to launch the Company's products through sales promotions, printed media and weekly sales circulars distributed by the retailer. After the aggregate $60 million sales amount was achieved, the Company discontinued all sales and promotional activities under this agreement.


     For the years ended December 31, 2004, 2003, and 2002, the Company incurred $1,701,178, $2,893,200 and $3,388,570, respectively, related to its retail agreements with its retailers. These amounts are netted against revenue in the accompanying statements of operations.

     During the three months ended March 31, 2005 and 2004, the Company incurred $600,885 (unaudited) and $452,416 (unaudited), respectively, relating to its retail agreements with its retailers. These amounts are netted against revenue in the accompanying statements of operations.


     Litigation
     ----------

     On August 2, 2001, Mark and Mitra Vakili filed a complaint in the Superior Court of the State of California for the County of Orange against Tony Shahbaz, our Chairman, President, Chief Executive Officer and Secretary. This complaint was later amended to add Alex Properties and Hi-Val, Inc. as plaintiffs, and I/OMagic, IOM Holdings, Inc., Steel Su, a director of I/OMagic, and Meilin Hsu, an officer of Behavior Tech. Computer Corp., as defendants. The final amended complaint alleged causes of action based upon breach of contract, fraud, breach of fiduciary duty and negligent misrepresentation and sought monetary damages and rescission. As a result of successful motions for summary judgment, I/OMagic, Mr. Su and Ms. Hsu were dismissed as defendants. On February 18, 2003, a jury verdict adverse to the remaining defendants was rendered, and on or about March 28, 2003, all parties to the action entered into a Settlement Agreement and Release which settled this action prior to the entry of a final judgment. As part of the Settlement Agreement and Release, Mr. Shahbaz and Mr. Su relinquished their interests in Alex Properties and the Vakilis relinquished 66,667 shares of the Company's common stock, of which 13,333 shares were transferred to a third party designated by the Vakilis. In addition, the Company agreed to make payments totaling $4.0 million in cash and entered into a new written lease agreement with Alex Properties relating to the real property in Santa Ana, California, which the Company physically occupied. On September 30, 2003, pursuant to the terms of the lease agreement, the Company vacated this real property. During the latter part of 2003 and continuing into the first quarter of 2004, Mark and Mitra Vakili and Alex Properties alleged that the Company had improperly caused damage to the Santa Ana facility. On or about February 15, 2004, all parties to the original Settlement Agreement and Release executed a First Amendment to Settlement Agreement and Release, releasing all defendants from all of these new claims conditioned upon the making of the final $1.0 million payment under the Settlement Agreement and Release by February 17, 2004, rather than on the original due date of March 15, 2004. The Company made this payment, and a dismissal of the case was filed with the court on March 8, 2004.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     On May 30, 2003, I/OMagic and IOM Holdings, Inc. filed a complaint for breach of contract and legal malpractice against Lawrence W. Horwitz, Gregory B. Beam, Horwitz & Beam, Lawrence M. Cron, Horwitz & Cron, Kevin J. Senn and Senn Palumbo Mealemans, LLP, the Company's former attorneys and their respective law firms, in the Superior Court of the State of California for the County of Orange. The complaint seeks damages of $15.0 million arising out of the defendants' representation of I/OMagic and IOM Holdings, Inc. in an acquisition transaction and in a separate arbitration matter. On November 6, 2003, the Company filed its First Amended Complaint against all defendants. Defendants have responded to the Company's First Amended Complaint denying the Company's allegations. Defendants Lawrence W. Horwitz and Lawrence M. Cron have also filed a Cross-Complaint against the Company for attorneys' fees in the approximate amount of $79,000. The Company has denied their allegations in the Cross-Complaint. As of the date of this report, discovery has commenced and a trial date in this action has been set for September 12, 2005. The outcome of this action is presently uncertain. However, the Company believes that all of its claims are meritorious.

     On March 15, 2004, Magnequench International, Inc., or plaintiff, filed an Amended Complaint for Patent Infringement in the United States District Court of the District of Delaware (Civil Action No. 04-135 (GMS)) against, among others, the Company, Sony Corp., Acer Inc., Asustek Computer, Inc., Iomega Corporation, LG Electronics, Inc., Lite-On Technology Corporation and Memorex Products, Inc., or defendants. The complaint seeks to permanently enjoin defendants from, among other things, selling products that allegedly infringe one or more claims of plaintiff's patents. The complaint also seeks damages of an unspecified amount, and treble damages based on defendants' alleged willful infringement. In addition, the complaint seeks reimbursement of plaintiff's costs as well as reasonable attorney's fees, and a recall of all existing products of defendants that infringe one or more claims of plaintiff's patents that are within the control of defendants or their wholesalers and retailers. Finally, the complaint seeks destruction (or reconfiguration to non-infringing embodiments) of all existing products in the possession of defendants that infringe one or more claims of plaintiff's patents. The Company has filed a response denying plaintiff's claims and asserting defenses to plaintiff's causes of action alleged in the complaint.

     On March 9, 2005, the Company entered into a Settlement Agreement with Magnequench International, Inc., releasing all claims against the Company in exchange for certain information and covenants by the Company, including disclosure of identities of certain of its suppliers of alleged infringing products, a covenant to provide sample products for testing purposes and a covenant to not source products from suppliers of alleged infringing products, provided that, among other limitations, another supplier makes those products available to the Company in sufficient quantities. A dismissal of the case was filed with the court on April 15, 2005.


     In addition, the Company is involved in certain legal proceedings and claims which arise in the normal course of business. Management does not believe that the outcome of these matters will have a material affect on the Company's financial position or results of operations.


NOTE 13 - REDEEMABLE CONVERTIBLE PREFERRED STOCK


     During December 2000, the Company amended its Articles of Incorporation to authorize 10,000,000 shares of preferred stock, of which 1,000,000 shares are designated as Series A preferred stock. Preferred stockholders of the Series A preferred stock do not have voting powers and are entitled to receive dividends on an equal basis with the holders of common stock of the Company.

     In addition, the Company designated 1,000,000 shares as Series B preferred stock. The Series B stockholder has the same rights as the Series A holders, except the Company will be obligated to redeem any issued shares which have been outstanding for two years.

     On October 25, 2002, the Company repurchased all of the issued Series A and Series B redeemable convertible preferred stock totaling 875,000 and 250,000 shares, respectively, for a payment of $1.0 million. The gain on repurchase of $8.0 million was netted against accumulated deficit in the accompanying consolidated balance sheet.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 14 - COMMON STOCK


     Amendment to Articles of Incorporation
     --------------------------------------

     On January 12, 2001, the Company amended its Articles of Incorporation to increase the number of authorized common shares from 50,000,000 to 100,000,000. On December 6, 2002, the Company amended its Articles of Incorporation to effect a 1-for-15 reverse stock split as of December 20, 2002.

     Common Stock Issued in Connection with the Exercise of Warrants
     ---------------------------------------------------------------

     During the year ended December 31, 2002, the Company issued an aggregate of 833 shares of common stock in connection with the exercise of A Warrants in the year ended December 31, 2001 for cash of $630 or at a per share price of $0.75.

     Treasury Stock
     --------------


     On February 12, 2002, the Company announced the approval by the Board of Directors of the Company to redeem its own stock in open market transactions of up to $500,000. During the year ended December 31, 2002, the Company purchased 4,226 shares of common stock for $42,330 on the open market. During the year ended December 31, 2003, the Company purchased 9,267 shares of common stock for $83,684 on the open market. It is the Company's intention to cancel these shares.


NOTE 15 - WARRANTS AND STOCK OPTIONS

     Warrants
     --------

     During the years ended December 31, 2001 and 2000, the Company issued warrants to purchase 8,000 and 2,667 shares, respectively, of restricted common stock to the Company's prior law firm and a consultant, respectively. The warrants were exercisable at prices ranging from $4.50 to $30.00 (fair market value or higher) per share for one year. Management of the Company determined that no additional amounts would have been paid to such law firm for services as invoiced services were paid in cash. Accordingly, the Company did not record legal or consulting expense. During the years ended December 31, 2001 and 2000, 0 and 2,667 warrants, respectively, were exercised. As of December 31, 2003, none of the remaining warrants were exercised, and such warrants expired.


     During the year ended December 31, 2004, the Company issued warrants to purchase 20,000 shares of common stock to a financial advisory firm, 10,000 of which are exercisable at $4.00 per share and 10,000 of which are exercisable at $6.00 per share. These warrants vested immediately and expire in September 2005.

     During the year ended December 31, 2003, the Company issued warrants to purchase 20,004 shares of common stock to an investor relations firm. The warrants were exercisable at $9.78 per share and vested over six months from grant date. These warrants expired in July 2004.

     During the year ended December 31, 2003, the Company issued warrants to purchase 20,004 shares of common stock to a financial advisory firm. The warrants are exercisable at $9.78 per share and vest over six months from grant date. These warrants expire in July 2004. The value of the warrants was not material.


     Stock Option Plans
     ------------------

     The Company has the following two stock option plans:

     o   2002 Stock Option Plan (the "2002 Plan")

     o   2003 Stock Option Plan (the "2003 Plan")

     The total number of shares of the Company's common stock authorized for issuance under the 2002 Plan and the 2003 Plan are 133,334, and 400,000, respectively.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     Under the 2002 Plan and the 2003 Plan (collectively, the "Company Plans") options granted may be either "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code, or "nonqualified options." Incentive options granted under the Company Plans must have an exercise price of not less than the fair market value of a share of common stock on the date of grant unless the optionee owns more than 10% of the total voting securities of the Company. In this case, the exercise price will not be less than 110% of the fair market value of a share of common stock on the date of grant. Incentive stock options may not be granted to an optionee under any of the Company Plans if the aggregate fair market value, as determined on the date of grant, of the stock with respect to which incentive stock options are exercisable by such optionee in any calendar year under the Company Plans, exceeds $100,000. Nonqualified options granted under the Company Plans must have an exercise price of not less than the fair market value of a share of common stock on the date of grant. Nonqualified options granted under the Company Plans must have an exercise price of not less than 85% of the fair market value of a share of common stock on the date of grant.

     Under the Company Plans, options may be exercised during a period of time fixed by the committee administering the Company Plans (which could include the entire Board of Directors). Options granted under the Company Plans must vest at a rate not less than 20% per year over a consecutive five-year period. No option granted under any of the Company Plans may be exercised more than 10 years after the date of grant. Incentive stock options granted to an optionee who owns more than 10% of the voting securities of the Company may not be exercised more than five years after the date of grant.

     In April 1996, the Company issued options to purchase restricted shares of common stock at $0.15 per share, which was below market, to two employees, resulting in the Company recording deferred compensation of $124,000, which was being amortized over five years, the vesting period of the options. During the year ended December 31, 1997, one of the employees left the Company and forfeited his options. Accordingly, the Company reversed the deferred compensation relating to this employee. During the year ended December 31, 2001, 3,333 of these options were exercised.


     As of December 31, 2004, 2003, and 2002, the balance of deferred compensation totaled $0, $0, and $0, respectively.

     In January 2000, the Company granted an aggregate of 134,167 stock options (the "2000 Options") under the Company's 1997 Incentive and Non-Statutory Stock Option Plan (the "1997 Plan") and the 1998 Incentive and Non-Statutory Stock Option Plan (the "1998 Plan"). On March 21, 2000, the Company's board of directors approved, upon advice of prior legal counsel, the extension of the termination date for each of the 1997 Plan and 1998 Plan to December 31, 2000 in order to cover the grant of the 2000 Options that were intended to be made on January 2000. The original termination date for the 1997 Plan and 1998 Plan was December 31, 1997 and December 31, 1998, respectively. Note 14 to the Company's consolidated financial statements dated December 31, 2003, contained in the Company's annual report on Form 10-K filed with the Securities and Exchange Commission on April 14, 2004, reflected the grant of the 2000 Options.

     On June 27, 2004, the Company was advised by its current legal counsel that the Company did not have the authority to grant the 2000 Options under the 1997 Plan and 1998 Plan because the board of directors did not have the authority to extend the termination date of either the 1997 Plan or the 1998 Plan after the date each of these plans had expired pursuant to their original terms. The 1997 Plan and the 1998 Plan terminated pursuant to their own terms on December 31, 1997 and December 31, 1998, respectively. As a result, the 2000 Options were never granted by the Company and have never been outstanding. The information in this Note 15 reflects the foregoing.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     The following summarizes options and warrants granted and outstanding through March 31, 2005 (unaudited) and as of December 31, 2004, 2003, 2002 and 2001:

                                                       NUMBER OF SHARES
                                                   ------------------------
                                                                                              WEIGHTED-
                                                                                              AVERAGE
                                                                     NON-                     EXERCISE
                                                    EMPLOYEE      EMPLOYEE       TOTAL         PRICE
                                                   ----------    ----------    ----------    ----------
     Outstanding, December 31, 2001                    40,000            --        40,000    $    22.13
           Expired, cancelled                         (20,000)           --       (20,000)   $    27.30
                                                   ----------    ----------    ----------    ----------
     Outstanding, December 31, 2002                    20,000            --        20,000    $    16.95
           Granted                                         --        40,008        40,008    $     8.49
           Expired, cancelled                         (20,000)           --       (20,000)   $    16.95
                                                   ----------    ----------    ----------    ----------
     Outstanding, December 31, 2003                        --        40,008        40,008    $     8.49
           Granted                                    126,375        20,000       146,375    $     3.85
           Expired, cancelled                            (375)      (40,008)      (40,383)   $     8.44
                                                   ----------    ----------    ----------    ----------
     Outstanding December 31, 2004                    126,000        20,000       146,000    $     3.85
           Expired, cancelled (unaudited)              (3,050)           --        (3,050)   $     3.50
                                                   ----------    ----------    ----------    ----------
     OUTSTANDING, MARCH 31, 2005 (UNAUDITED)          122,950        20,000       142,950          3.86
                                                   ==========    ==========    ==========    ==========
     EXERCISABLE, MARCH 31, 2005 (UNAUDITED)           75,833        20,000        95,833          3.95
                                                   ==========    ==========    ==========    ==========

     The following table is a summary of the stock options and warrants as of December 31, 2004:

                                                                             WEIGHTED-         WEIGHTED-
                                                                              AVERAGE           AVERAGE
                                                          WEIGHTED-          EXERCISE           EXERCISE
                                                           AVERAGE           PRICE OF           PRICE OF
RANGE OF          STOCK OPTIONS       STOCK OPTIONS       REMAINING         OPTIONS AND       OPTIONS AND
EXERCISE          AND WARRANTS        AND WARRANTS       CONTRACTUAL         WARRANTS           WARRANTS
PRICES            OUTSTANDING          EXERCISABLE           LIFE           OUTSTANDING       EXERCISABLE
                 -------------       -------------      -------------      -------------     -------------
$ 3.50 - 3.85       126,000               71,388          9.25 years           $3.67             $3.67
$ 4.00 - 6.00        20,000               20,000          0.75 years           $5.00             $5.00
                 -------------       -------------      -------------      -------------     -------------
$ 3.50 - 6.00       146,000               91,388          8.09 YEARS           $3.85             $3.96
                 =============       =============      =============      =============     =============


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


NOTE 16 - INCOME TAXES

     The components of the income tax provision (benefit) for the years ended December 31, 2004, 2003, and 2002 were as follows:

                                                                      2002
                                             2004        2003    (RESTATED)(1)
                                          ---------   ---------    ---------
     Current                              $   2,532   $ (27,148)   $   2,400
     Deferred                                    --          --      682,972
                                          ---------   ---------    ---------
           TOTAL                          $   2,532   $ (27,148)   $ 685,372
                                          =========   =========    =========

     ---------------
     (1) See Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     Income tax expense (benefit) for the years ended December 31, 2004, 2003, and 2002 differed from the amounts computed applying the federal statutory rate of 34% to pre-tax income as a result of:

                                                                                      2003            2002
                                                                       2004       (RESTATED)(1)   (RESTATED)(1)
                                                                  ------------    ------------    ------------
     Computed "expected" tax benefit                              $ (2,738,340)   $   (165,636)   $ (2,774,135)
     Income in income taxes resulting from expenses not
        deductible for tax purposes                                      7,955           8,106          12,087
           Change in beginning of the year balance of the
              valuation allowance for deferred tax assets
              allocated to income tax expense                        3,199,890        (179,295)      3,753,597
           Return to provision adjustment                                   --         247,767              --
           State and local income taxes, net of tax benefit           (466,973)         91,458          21,206
           Other                                                            --         (29,548)       (327,383)
                                                                  ------------    ------------    ------------
                 TOTAL                                            $      2,532    $    (27,148)   $    685,372
                                                                  ============    ============    ============

     ---------------
     (1) See Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements.

     Significant components of the Company's deferred tax assets and liabilities for federal income taxes at December 31, 2004 and 2003 consisted of the following:

                                                                                           2003
                                                                           2004        (RESTATED)(1)
                                                                       ------------    ------------
     Deferred tax assets
           Net operating loss carryforward                             $  9,093,879    $  7,049,202
           Allowance for doubtful accounts                                   10,687           8,805
           Allowances for sales returns                                     115,970         156,361
           Allowances for sales incentives                                  129,747         191,610
           Accrued compensation                                              68,789          66,915
           Amortization of trademarks                                     2,609,562       1,053,703
           Settlement payable and related accrued legal expenses                 --         428,400
           Inventory                                                        738,002         370,973
           Other                                                             14,836          14,235
           Valuation allowance                                          (12,098,999)     (8,899,109)
                                                                       ------------    ------------
                 Total deferred tax assets                                  682,473         441,095
                                                                       ------------    ------------
     Deferred tax liabilities
           State tax                                                   $   (676,333)   $   (434,955)
           Other                                                             (6,140)         (6,140)
                                                                       ------------    ------------
                 Total deferred tax liabilities                            (682,473)       (441,095)
                                                                       ------------    ------------
                       NET DEFERRED TAX ASSETS/LIABILITIES             $         --    $         --
                                                                       ============    ============

     ---------------
     (1) See Note 2 - Restatement of 2000, 2001, 2002, 2003 and 2004 Financial Statements.

     As of December 31, 2004 and 2003, the valuation allowance for deferred tax assets, totaled approximately $12,098,999 million and $8,899,109, respectively. For the years ended December 31, 2004, 2003, and 2002, the net change in the valuation allowance was $3,199,890 (increase), $179,295 (increase) and $3,753,597 (increase), respectively.

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     The valuation allowance was increased in 2001 to reserve the change in the value of the deferred tax asset based on the Company's performance for that year. For the year ended December 31, 2001, the Company determined that its ability to use the $683,000 in deferred tax assets was not impaired since the Company had income in 1999 and losses in 2000, 2001 and the Company expected to be profitable in 2002. For the year ended December 31, 2002, the Company determined that its ability to use the $683,000 in deferred tax assets was impaired due to losses in 2000, 2001 and 2002 because the inability to show net income for three consecutive years brought into question the Company's ability to obtain future profitability. For 2002, the Company believed that in accordance with SFAS No. 109 it was "more likely than not" that the deferred tax asset would not be utilized.

     As of December 31, 2004, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $23,137,000 and $13,885,000, respectively, that expire through 2024 and 2014, respectively. The utilization of net operating loss carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions due to the change in ownership.

NOTE 17 - RELATED PARTY TRANSACTIONS

     During the years ended December 31, 2004, 2003, and 2002, the Company made purchases from related parties totaling $21,725,485, $32,754,145, and $12,705,232, respectively.

     During the three months ended March 31, 2005 and 2004, the Company made purchases from related parties totaling approximately $7,495,622 (unaudited) and $8,274,670 (unaudited), respectively.

     Until March 28, 2003, the Company leased its warehouse and office space from a related party under the control of an officer of the Company. During the years ended December 31, 2003 and 2002, the Company made rental payments totaling $86,018 and $344,070, respectively, to this related party.


NOTE 18 - SELECTED QUARTERLY FINANCIAL DATA-UNAUDITED

     Quarterly Financial Data--As Restated

     The following tables are summaries of the unaudited quarterly financial information for the years ended December 31, 2004 and 2003.

                                                         FIRST         SECOND          THIRD         FOURTH          TOTAL
     YEAR ENDED DECEMBER 31, 2004                       QUARTER        QUARTER        QUARTER        QUARTER          YEAR
     ----------------------------                     -----------    -----------    -----------    -----------    -----------
                                                       (RESTATED)     (RESTATED)     (RESTATED)
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net sales                                        $    15,474    $     7,490    $     9,947    $    11,486    $    44,397
     Gross profit                                           2,256            438            555           (271)         2,978
     Operating expenses                                     2,056          1,834          1,698          5,293         10,881
     Operating income (loss)                                  200         (1,396)        (1,143)        (5,564)        (7,903)
     Other income (expense)                                   (52)           (52)           (26)           (21)          (151)
     Pre-tax income (loss)                                    148         (1,448)        (1,169)        (5,585)        (8,054)
     Income tax provision (benefit)                             3             (1)            --              1              3
     Net income (loss)                                $       145    $    (1,447)   $    (1,169)   $    (5,586)   $    (8,057)
     Net income (loss) per common share diluted       $      0.03    $     (0.32)   $     (0.26)   $     (1.23)   $     (1.78)


                                                         FIRST         SECOND          THIRD         FOURTH          TOTAL
     YEAR ENDED DECEMBER 31, 2003                       QUARTER        QUARTER        QUARTER        QUARTER          YEAR
     ----------------------------                     -----------    -----------    -----------    -----------    -----------
                                                       (RESTATED)     (RESTATED)     (RESTATED)     (RESTATED)     (RESTATED)
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net sales                                        $    17,104    $    12,369    $    14,016    $    20,098    $    63,587
     Gross profit                                           1,987          1,511          2,419          3,027          8,944
     Operating expenses                                     2,150          3,162          1,825          2,100          9,237
     Operating income (loss)                                 (163)        (1,651)           594            927           (293)
     Other income (expense)                                   (80)           (26)           (44)           (44)          (194)
     Pre-tax income (loss)                                   (243)        (1,677)           550            883           (487)
     Income tax provision (benefit)                            (2)             1             (2)           (24)           (27)
     Net income (loss)                                $      (241)   $    (1,678)   $       552    $       907    $      (460)
     Net income (loss) per common share diluted       $     (0.05)   $     (0.37)   $      0.12    $      0.20    $     (0.10)

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     Quarterly Financial Data--Restatement Adjustments
     -------------------------------------------------

     The Company previously accounted for its sales incentives by reducing gross sales at the time sales incentives were offered to its retailers. Upon further examination of its accounting methodology for sales incentives, and a quantitative analysis of its historical sales incentives, the Company determined that it made an error in its application of the relevant accounting principles under SFAS 48, as interpreted under Topic 13, and determined that it should have estimated and recorded sales incentives at the time its products were sold. Under SFAS 48, as interpreted under Topic 13, the eventual sales price must be fixed or determinable before revenue can be recognized. Due to the nature and extent of the Company's sales incentive history, the Company should have been assessing its revenue recognition criteria to determine whether it was able to effectively estimate or determine its eventual sales price.

     The Company previously accounted for product returns using a method that did not take into account the different return characteristics of categories of similar products and also did not adequately take into account the variability over time of product return rates. The Company conducted a quantitative analysis of its historical product return data to determine moving averages of product return rates by groupings of similar products. Following completion of this analysis, the Company determined that it made an error in its method of estimating product returns.

     The Company previously accounted for an adjustment reducing rebate promotions for $1.5 million in the year 2002 as a change in estimate. The Company determined that it had made an error in its accounting for the adjustment and reallocated the adjustment to the years 1998 through 2002 based on the pro-rata amount of rebate promotions recorded in each of those years.

     The Company has recalculated its provision for income taxes for the years ended December 31, 2001 and 2002 as a result of the restatements for sales incentives, product returns and rebate promotions.

     Based on the foregoing, the Company has determined the effect of these corrections on its previously issued financial statements and has restated the unaudited quarterly financial information below, reconciling the restatement adjustments on a quarterly basis, for the first three quarterly periods of the year ended December 31, 2004 and for all quarterly periods in the year ended December 31, 2003. The Company did not restate its quarterly financial information for the quarterly period ended December 31, 2004.

                                                                 AS ORIGINALLY          RESTATEMENT
     FIRST QUARTER ENDED MARCH 31, 2004                             REPORTED            ADJUSTMENTS         AS RESTATED
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net sales                                                $         15,360      $          114        $      15,474
     Gross profit (loss)                                                 2,368                (112)               2,256
     Operating expenses                                                  2,056                   -                2,056
     Operating income (loss)                                               312                (112)                 200
     Other expense                                                         (52)                  -                  (52)
     Pre-tax income (loss)                                                 260                (112)                (148)
     Income tax provision                                                    3                   -                    3
     Net income (loss)                                        $            257      $         (112)       $         145
     Net income (loss) per common share diluted               $           0.06      $        (0.03)       $        0.03

                                                                 AS ORIGINALLY          RESTATEMENT
     SECOND QUARTER ENDED JUNE 30, 2004                             REPORTED            ADJUSTMENTS         AS RESTATED
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net sales                                                $          7,192      $          298        $       7,490
     Gross profit                                                          251                 186                  437
     Operating expenses                                                  1,833                   -                1,833
     Operating income (loss)                                            (1,582)                186              (1,396)
     Other expense                                                         (52)                  -                  (52)
     Pre-tax income (loss)                                              (1,634)                186               (1,448)
     Income tax benefit                                                     (1)                  -                   (1)
     Net income (loss)                                        $         (1,633)     $          186        $      (1,447)
     Net income (loss) per common share diluted               $          (0.36)     $         0.04        $       (0.32)


                                      F-34


                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


                                                                 AS ORIGINALLY          RESTATEMENT
     THIRD QUARTER ENDED SEPTEMBER 30, 2004                         REPORTED            ADJUSTMENTS         AS RESTATED
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net sales                                                $          8,303      $        1,644        $       9,947
     Gross profit (loss)                                                  (352)                907                  555
     Operating expenses                                                  1,698                   -                1,698
     Operating income (loss)                                            (2,050)                907               (1,143)
     Other expense                                                         (26)                  -                  (26)
     Pre-tax income (loss)                                              (2,076)                907               (1,169)
     Income tax provision (benefit)                                          -                   -                    -
     Net income (loss)                                        $         (2,076)     $          907        $      (1,169)
     Net income (loss) per common share diluted               $          (0.46)     $         0.20        $       (0.26)

                                                                 AS ORIGINALLY          RESTATEMENT
     FIRST QUARTER ENDED MARCH 31, 2003                             REPORTED            ADJUSTMENTS         AS RESTATED
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net sales                                                $         17,064      $           40        $      17,104
     Gross profit (loss)                                                 2,436                (450)               1,986
     Operating expenses                                                  2,150                   -                2,150
     Operating income (loss)                                               286                (450)                (164)
     Other expense                                                         (80)                  -                  (80)
     Pre-tax income (loss)                                                 206                (450)                (244)
     Income tax benefit                                                     (3)                  -                   (3)
     Net income (loss)                                        $            209      $         (450)       $        (241)
     Net income (loss) per common share diluted               $           0.05      $        (0.10)       $       (0.05)

                                                                 AS ORIGINALLY          RESTATEMENT
     SECOND QUARTER ENDED JUNE 30, 2003                             REPORTED            ADJUSTMENTS         AS RESTATED
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net sales                                                $         12,793      $         (424)       $      12,369
     Gross profit (loss)                                                 1,910                (399)               1,511
     Operating expenses                                                  3,162                   -                3,162
     Operating loss                                                     (1,252)               (399)              (1,651)
     Other expense                                                         (26)                  -                  (26)
     Pre-tax loss                                                       (1,278)               (399)              (1,677)
     Income tax provision                                                    1                   -                    1
     Net loss                                                 $         (1,279)     $         (399)       $      (1,678)
     Net loss per common share diluted                        $          (0.28)     $        (0.09)       $       (0.37)

                                                                 AS ORIGINALLY          RESTATEMENT
     THIRD QUARTER ENDED SEPTEMBER 30, 2003                         REPORTED            ADJUSTMENTS         AS RESTATED
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net sales                                                $         13,505      $          511        $      14,016
     Gross profit                                                        2,062                 357                2,419
     Operating expenses                                                  1,825                   -                1,825
     Operating income                                                      237                 357                  594
     Other expense                                                         (44)                  -                  (44)
     Pre-tax income                                                        193                 357                  550
     Income tax benefit                                                     (2)                  -                   (2)
     Net income                                               $            195      $          357        $         552
     Net income per common share diluted                      $           0.04      $         0.08        $        0.12

                                                                 AS ORIGINALLY          RESTATEMENT
     FOURTH QUARTER ENDED DECEMBER 31, 2003                         REPORTED            ADJUSTMENTS         AS RESTATED
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net sales                                                $         18,860      $        1,238        $      20,098
     Gross profit                                                        2,730                 297                3,027
     Operating expenses                                                  2,100                   -                2,100
     Operating income                                                      630                 297                  927
     Other expense                                                         (44)                  -                  (44)
     Pre-tax income                                                        586                 297                  883
     Income tax benefit                                                    (24)                  -                  (24)
     Net income                                               $            610      $          297        $         907
     Net income per common share diluted                      $           0.13      $         0.07        $        0.20

                                                            I/OMAGIC CORPORATION
                                                                  AND SUBSIDIARY
                             NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 19 - SUBSEQUENT EVENTS


     Litigation
     ----------

     On May 6, 2005, OfficeMax North America, Inc., or plaintiff, filed a Complaint for Declaratory Judgment in the United States District Court of the Northern District of Ohio against the Company. The complaint seeks declaratory relief regarding whether plaintiff is still obligated to the Company under certain previous agreements between the parties. The complaint also seeks plaintiff's costs as well as reasonable attorneys' fees. The complaint arises out of the Company's contentions that plaintiff is still obligated to the Company under an agreement entered into in May 2001 and plaintiff's contention that it has been released from such obligation. As of the date of this report, the Company has filed a motion to dismiss, or in the alternative, a motion to stay the plaintiff's action against the Company. The outcome of this action is presently uncertain. However, at this time, the Company does not expect the defense or outcome of this action to have a material adverse affect on its business, financial condition or results of operations.


     On May 20, 2005, the Company filed a complaint for breach of contract, breach of implied covenant of good faith and fair dealing, and common counts against OfficeMax North America, Inc., or defendant, in the Superior Court of the State of California for the County of Orange. The complaint seeks damages in excess of $22 million arising out of the defendants' breach of contract under an agreement entered into in May 2001. On or about June 20, 2005, defendant removed this complaint to the United States District Court for the Central District of California. The Company and OfficeMax have jointly requested that the United States District Court for the Central District of California temporarily stay this case pending the outcome of the Company's motion to dismiss, or in the alternative, the Company's motion to stay OfficeMax's action against the Company in the United States District Court of the Northern District of Ohio. The outcome of this action is presently uncertain. However, the Company believes that all of its claims are meritorious.

     Line of Credit
     --------------

     On May 23, 2005, the Company entered into a Letter Agreement (the "Letter Agreement") with GMAC with respect to a certain financial covenant under the Company's Loan and Security Agreement with GMAC dated March 9, 2005 (the "Loan Agreement"). The Letter Agreement amended the Loan Agreement to exclude the required Fixed Charge Coverage Ratio for the Measurement Period ending March 31, 2005. As of March 31 2005, the Company was in breach of the financial covenant; however, as a result of this Letter Agreement, the Company is no longer in breach of this covenant. The Letter Agreement also amended the Loan Agreement to include new Fixed Charge Coverage Ratio Measurement Periods ending April 30 and May 31, 2005.

     On June 30, 2005, the Company entered into a First Amendment to Loan and Security Agreement (the "Amendment") with GMAC with respect to a certain financial covenant under the Loan Agreement. The Amendment amended the Loan Agreement to exclude the required Fixed Charge Coverage Ratio for the Measurement Periods ending April 30 and May 31, 2005. As of April 30, 2005, the Company was in breach of the financial covenant; however, as a result of this Amendment, the Company is no longer in breach of this covenant.


     Agreement with Lung Hwa Electronics Co., Ltd.

     On June 6, 2005, the Company entered into an agreement for a trade credit facility with Lung Hwa Electronics Co., Ltd. ("LHE"). LHE is a stockholder and subcontract manufacturer and supplier of I/OMagic. Under the terms of the facility, LHE has agreed to purchase and manufacture inventory on behalf of the Company. The Company can purchase up to $15.0 million of inventory either (i) through LHE as an international purchasing office, or
     (ii) manufactured by LHE. For inventory purchased through LHE the payment terms are 120 days following the date of invoice by LHE and LHE charges the Company a 5% handling fee on a supplier's unit price. A 2% discount of the handling fee is applied if the Company reaches an average running monthly purchasing volume of $750,000. Returns made by the Company, which are agreed to by a supplier, result in a credit to the Company for the handling charge. For inventory manufactured by LHE, the payment terms are 90 days following the date of the invoice by LHE. Upon effectiveness of the Agreement, the Company is required to pay LHE $1.5 million as an early payment for all invoices coming due for payment. Any early payment funds remaining three months after the date of the Agreement shall be refunded to the Company immediately. Once the $1.5 million has been exhausted, or three months from the date of the Agreement has expired, whichever is sooner, the Company shall pay LHE 10% of the purchase price on any purchase orders issued to LHE, as a down-payment for the order, within one week of the purchase order. The Agreement has an initial term of one year after which the Agreement will continue indefinitely if not terminated at the end of the initial term. At the end of the initial term and at any time thereafter, either party has the right to terminate the facility upon 30 days' prior written notice to the other party.


     In connection with the entry into the agreement with LHE described above, the Company entered into a Termination Agreement effective June 6, 2005 that terminated the Company's previous January 23, 2003 agreement with LHE that provided a $10 million trade credit facility to the Company.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                         ON FINANCIAL STATEMENT SCHEDULE


      To the Board of Directors
      I/OMagic Corporation and subsidiary
      Irvine, California

      Our audits were made for the purpose of forming an opinion on the basic restated consolidated financial statements taken as a whole. The consolidated supplemental schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic restated consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic restated consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic restated consolidated financial statements taken as a whole.


      /s/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP


      Los Angeles, California
      April 18, 2005

                                                                                              I/OMAGIC CORPORATION
                                                                                                    AND SUBSIDIARY
                                                                  VALUATIONS AND QUALIFYING ACCOUNTS - SCHEDULE II

- ------------------------------------------------------------------------------------------------------------------

                                                                                       ADDITIONS
                                                           BALANCE,     ADDITIONS     (DEDUCTIONS)      BALANCE,
                                                          BEGINNING     CHARGED TO        FROM            END
                                                           OF YEAR      OPERATIONS       RESERVE        OF YEAR
                                                        ------------   ------------   ------------    ------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
      DECEMBER 31, 2004                                 $     20,553   $    202,654   $   (198,261)   $     24,946
                                                        ============   ============   ============    ============
      DECEMBER 31, 2003                                 $  2,135,660   $  1,478,089   $ (3,593,196)   $     20,553
                                                        ============   ============   ============    ============
      DECEMBER 31, 2002                                 $  2,679,118   $  1,300,000   $ (1,843,458)   $  2,135,660
                                                        ============   ============   ============    ============
RESERVES FOR OBSOLETE INVENTORY
      DECEMBER 31, 2004                                 $    505,029   $  2,046,217   $ (1,088,032)   $  1,463,214
                                                        ============   ============   ============    ============
      DECEMBER 31, 2003                                 $  1,046,812   $    125,000   $   (666,783)   $    505,029
                                                        ============   ============   ============    ============
      DECEMBER 31, 2002                                 $    558,703   $  2,070,200   $ (1,582,091)   $  1,046,812
                                                        ============   ============   ============    ============
RESERVES FOR PRODUCT RETURNS AND SALES INCENTIVES
      DECEMBER 31, 2004                                 $    812,258   $  4,043,212   $ (4,281,900)   $    573,570
                                                        ============   ============   ============    ============
      DECEMBER 31, 2003                                 $    530,082   $  3,566,648   $ (3,284,472)   $    812,258
                                                        ============   ============   ============    ============
      DECEMBER 31, 2002                                 $  2,117,339   $  7,469,768   $ (9,057,025)   $    530,082
                                                        ============   ============   ============    ============

                       [INSERT INSIDE BACK COVER ARTWORK]

                         [GRAPHIC OMITTED]I/OMAGIC LOGO




                                  ------------

                                   PROSPECTUS

                                  ------------





                         WEDBUSH MORGAN SECURITIES INC.

                                          , 2005

THROUGH AND INCLUDING              , 2005 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN SHARES OF OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO A DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO THE DEALER'S UNSOLD ALLOTMENT OR SUBSCRIPTION.

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered. All amounts except the SEC registration fee are estimated.

          SEC registration fee                                 $    874.23
          NASD filing fee                                      $  1,190.00
          Nasdaq SmallCap listing fee                          $         *
          Legal fees and expenses                              $         *
          Accountants' fees and expenses                       $         *
          Printing expenses                                    $         *
          Blue sky fees and expenses                           $         *
          Transfer agent and registrar fees and expenses       $         *
          Miscellaneous                                        $         *
                                                               -----------
                Total                                          $         *
                                                               ===========

- ----------
*  To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our amended and restated articles of incorporation and amended and restated bylaws provide that we shall, to the fullest extent permitted by Nevada Revised Statutes section 78.751, indemnify all persons that we have power to indemnify under that section against all expenses, liabilities or other matters covered by that section, and that this indemnification is not exclusive of any other indemnification rights to which those persons may be entitled. Indemnification under this provision is as to action both in an official capacity and in another capacity while holding office. Indemnification continues as to a person who has ceased to be a director, officer, employee or agent and extends to the benefit of the heirs, executors and administrators of such a person. Section 78.751 of the Nevada Revised Statutes provides that the expenses of our officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by us as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to indemnification.

      Our amended and restated articles of incorporation also provide that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent required under the Nevada Revised Statutes. Any amendment, modification or repeal of this provision by our stockholders would not adversely affect any right or protection of any director in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. Our amended and restated articles of incorporation do not, however, eliminate or limit a director's liability for any act or omission involving intentional misconduct, fraud or a knowing violation of law, or the payment of unlawful distributions to stockholders. Furthermore, they do not limit liability for claims against a director arising out of the director's responsibilities under the federal securities laws or any other law. However, we have purchased directors' and officers' liability insurance to protect our directors and executive officers against liability under circumstances specified in the policy.

      Section 2115 of the California General Corporation Law, or the California Code, provides that corporations such as us that are incorporated in jurisdictions other than California (in our case, Nevada) and that meet various tests are subject to several provisions of the California Code, to the exclusion of the law of the jurisdiction in which the corporation is incorporated. We believe that as of December 31, 2004, we met the tests contained in Section 2115. Consequently, we are subject to, among other provisions of the California Code, Section 317 which governs indemnification of directors, officers and others. Section 317 generally eliminates the personal liability of a director for monetary damages in an action brought by or in the right of the company for breach of a director's duties to the company or our stockholders except for liability:

      o for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

      o for acts or omissions that a director believes to be contrary to the best interests of the company or our stockholders or that involve the absence of good faith on the part of the director;

      o for any transaction for which a director derived an improper personal benefit;

      o for acts or omissions that show a reckless disregard for the director's duty to the company or our stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the company or our stockholders;

      o for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the company or our stockholders; and

      o for engaging in or approving transactions described in the California Code or California case law which result in liability.

      We may enter into separate indemnification agreements with each of our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by applicable law and which allow for certain procedural protections. We also maintain directors and officers insurance to insure such persons against certain liabilities.

      These indemnification provisions and the indemnification agreements that may be entered into between us and our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933 ("Securities Act").

      To the extent indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of I/OMagic under the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The inclusion of the above provisions in our amended and restated articles of incorporation, our amended and restated bylaws and in our indemnification agreements with our officers and directors may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. At present, there is no litigation or proceeding pending involving a director of ours as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any of our directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

      In October 2003, we issued warrants to purchase 20,004 shares of common stock at an exercise price of $7.19 per share to an investor relations firm in lieu of $6,000 in cash payable to that firm. The warrants expired on March 31, 2004.

      In October 2003, we issued warrants to purchase 20,004 shares of common stock at an exercise price of $9.78 per share to an investor relations firm in lieu of $6,000 in cash payable to that firm. The warrants expired on July 9, 2004.

      In March 2004, we issued warrants to purchase 10,000 shares of common stock at an exercise price of $4.00 per share to an investor relations firm in connection with services to be rendered. The warrants expire on September 9, 2005.

      In March 2004, we issued warrants to purchase 10,000 shares of common stock at an exercise price of $6.00 per share to an investor relations firm in connection with services to be rendered. The warrants expire on September 9, 2005.

      In March 2004, we issued options to purchase an aggregate of 64,375 shares of common stock under our 2002 Stock Option Plan at an exercise price of $3.50 per share to certain of our officers, directors and employees. The options expire on March 9, 2014.

      In March 2004, we issued options to purchase an aggregate of 62,000 shares of common stock under our 2002 Stock Option Plan at an exercise price of $3.85 per share to certain of our officers, directors and employees. The options expire on March 9, 2009.

      The issuances of our securities described above were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving a public offering. This exemption was claimed on the basis that these transactions did not involve any public offering and the purchasers in each offering were sophisticated and had sufficient access to the kind of information registration would provide including our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   EXHIBIT
   NUMBER                           DESCRIPTION
   -------                          -----------

     1.1      Form of Underwriting Agreement**

     3.1 Amended and Restated Articles of Incorporation of I/OMagic Corporation filed with the Secretary of State of Nevada on December 6, 2002 (7)

     3.2 Amended and Restated Bylaws of I/OMagic Corporation dated July 25, 2002 (1)

     4.1 Specimen stock certificate representing the Registrant's common stock, $.001 par value**


     5.1      Form of Opinion of Rutan & Tucker, LLP (13)

    10.1 Employment Agreement dated October 15, 2002 between I/OMagic Corporation and Tony Shahbaz (#) (2)

    10.2      I/OMagic Corporation 2002 Stock Option Plan (#) (3)


    10.3 Warehouse Services and Bailment Agreement dated February 3, 2003 between I/OMagic Corporation and Behavior Tech Computer (USA) Corp. (4)

    10.4      I/OMagic Corporation 2003 Stock Option Plan (#) (6)

    10.5 Standard Industrial/Commercial Single-Tenant Lease-Net dated July 1, 2003 between Laro Properties, L.P. and I/OMagic Corporation (5)

    10.6      Form of Indemnification Agreement (8)

    10.7 Trademark License Agreement dated July 24, 2004 by and between IOM Holdings, Inc. and I/OMagic Corporation (8)

    10.8 Loan and Security Agreement entered into between I/OMagic Corporation and GMAC Commercial Finance LLC, dated March 9, 2005
              (14)

    10.9 Pledge and Security Agreement executed by I/OMagic Corporation, dated March 9, 2005 (14)

    10.10 Collateral Assignment Agreement executed by I/OMagic Corporation, dated March 9, 2005 (14)

    10.11 Guaranty Agreement entered into between IOM Holdings, Inc., and GMAC Commercial Finance LLC dated March 9, 2005 (14)

    10.12 General Security Agreement entered into between IOM Holdings, Inc. and GMAC Commercial Finance LLC, dated March 9, 2005 (14)

    10.13 Intellectual Property Security Agreement and Collateral Assignment entered into between I/OMagic Corporation and GMAC Commercial Finance LLC, dated March 9, 2005 (14)

    10.14 Intellectual Property Security Agreement and Collateral Assignment entered into between IOM Holdings, Inc. and GMAC Commercial Finance LLC, dated March 9, 2005 (14)

    10.15 Letter Agreement between GMAC Commercial Finance LLC and I/OMagic Corporation dated May 23, 2005 (15)

    10.16 Termination Agreement between Lung Hwa Electronics Co., Ltd. and I/OMagic Corporation dated June 6, 2005 (16)

    10.17 Agreement between Lung Hwa Electronics Co., Ltd. and I/OMagic Corporation dated June 6, 2005 (16)

    10.18 First Amendment to Loan and Security Agreement between GMAC Commercial Finance LLC and I/OMagic Corporation dated June 30, 2005*

    14.1 I/OMagic Corporation Code of Business Conduct and Ethics dated March 15, 2004 (7)

    14.2 I/OMagic Corporation Code of Business Ethics for CEO and Senior Financial Officers dated March 15, 2004 (7)

   EXHIBIT
   NUMBER                           DESCRIPTION
   -------                          -----------

    14.3 Charter of the Audit Committee of the Board of Directors of I/OMagic Corporation dated March 15, 2004 (7)

    21.1      Subsidiaries of the Registrant (8)

    23.1      Consent of Independent Registered Public Accounting Firm*

- ------------------
*     Filed herewith.
**    To be filed by amendment.
(#) Management contract or compensatory plan, contract or arrangement required to be filed as an exhibit.
(1) Incorporated by reference to the Registrant's quarterly report on Form 10-Q for the quarterly period ended June 30, 2002 (File No. 000-27267).
(2) Incorporated by reference to the Registrant's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 (File No. 000-27267).
(3) Incorporated by reference to Registrant's definitive proxy statement for the annual meeting of stockholders held November 4, 2002.
(4) Incorporated by reference to the Registrant's annual report on Form 10-K for the year ended December 31, 2002 (File No. 000-27267).
(5) Incorporated by reference to the Registrant's quarterly report on Form 10-Q for the quarterly period ended June 30, 2003 (File No. 000-27267).
(6) Incorporated by reference to the Registrant's definitive proxy statement for the annual meeting of stockholders held December 18, 2003.
(7) Incorporated by reference to the Registrant's annual report on Form 10-K for the year ended December 31, 2003 (File No. 000-27267).
(8) Incorporated by reference to the Registrant's registration statement on Form S-1/A No. 1 filed by the Registrant with the Securities and Exchange Commission on July 30, 2004 (Reg. No. 333-115208).
(9) Incorporated by reference to the Registrant's quarterly report on Form 10-Q for the quarterly period ended June 30, 2004 (File No. 000-27267).
(10) Incorporated by reference to the Registrant's registration statement on Form S-1/A No. 2 filed by the Registrant with the Securities and Exchange Commission on October 27, 2004 (Reg. No. 333-115208).
(11) Incorporated by reference to the Registrant's current report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 3, 2004 (File No. 000-27267).
(12) Incorporated by reference to the Registrant's current report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 20, 2004 (File No. 000-27267).

(13) Incorporated by reference to the Registrant's registration statement on Form S-1/A No. 3 filed by the Registrant with the Securities and Exchange Commission on January 20, 2005 (Reg. No. 333-115208).
(14) Incorporated by reference to the Registrant's current report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 14, 2005 (File No. 000-27267).

(15) Incorporated by reference to the Registrant's quarterly report on Form 10-Q for the quarterly period ended March 31, 2005 (File No. 000-27267).
(16) Incorporated by reference to the Registrant's current report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on June 13, 2005 (File No. 000-27267).



ITEM 17. UNDERTAKINGS

      The undersigned registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 1st day of July, 2005.



                                             I/OMAGIC CORPORATION

                                             By:      /s/ TONY SHAHBAZ
                                                 ----------------------------
                                                        TONY SHAHBAZ,
                                                   CHIEF EXECUTIVE OFFICER

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



              NAME                              TITLE                           DATE
              ----                              -----                           ----
      /s/ TONY SHAHBAZ             Chief Executive Officer, President,      July 1, 2005
----------------------------------   Secretary and Director (Principal
          TONY SHAHBAZ               Executive Officer)

      /s/ STEVE GILLINGS           Chief Financial Officer (Principal       July 1, 2005
----------------------------------   Accounting and Financial Officer)
          STEVE GILLINGS

      /s/ DANIEL HOU               Director                                 July 1, 2005
----------------------------------
          DANIEL HOU

      /s/ DANIEL YAO               Director                                 July 1, 2005
----------------------------------
          DANIEL YAO

      /s/ STEEL SU                 Director                                 July 1, 2005
----------------------------------
          STEEL SU

                                  EXHIBIT INDEX

  EXHIBIT NUMBER    DESCRIPTION
  --------------    -----------

       10.18 First Amendment to Loan and Security Agreement between GMAC Commercial Finance LLC and I/OMagic Corporation dated June 30, 2005*

       23.1         Consent of Independent Registered Public Accounting Firm